Exhibit 99.1

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

APRIL 23, 2015

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of CIBC (the “meeting”) will be held in the Grand Ballroom at The Westin Calgary, 320 4th Avenue SW, Calgary, Alberta, on Thursday, April 23, 2015, at 9:30 a.m. (Mountain Daylight Time) for the following purposes:

1.	to receive the financial statements for the year ended October 31, 2014 and the auditors’ report on the statements;
2.	to elect directors;
3.	to appoint auditors;
4.	to consider an advisory resolution on executive compensation approach;
5.	to consider shareholder proposals attached as Schedule A to CIBC’s fiscal 2014 Management Proxy Circular (the Circular); and
6.	to transact other business properly brought before the meeting.

February 26, 2015

By Order of the Board

Michelle Caturay

Vice-President, Corporate Secretary

and Associate General Counsel

Your vote is important

If you are unable to attend the meeting in person, you may submit your vote by any one of the following methods:

•	Online;
•	Email;
•	Fax; or
•	Mail.

See pages 1 and 2 of this Circular for voting instructions. If you vote by proxy, please ensure that your vote is submitted so that it arrives by 9:30 a.m. (Eastern Daylight Time) on April 22, 2015.

Outstanding common shares at record date

On February 23, 2015 (the date for determining shareholders entitled to receive notice of the meeting), the number of outstanding common shares was 397,191,917.

Questions

Shareholders with questions about items being voted on at the meeting may contact CST Trust Company, CIBC’s transfer agent, in Toronto at 416 682-3860 or toll free in Canada and the United States at 1 800 387-0825.

Special arrangements for meeting attendance

Shareholders who are planning to attend the meeting and who require special arrangements for hearing or access are asked to contact CIBC Corporate Secretary’s Division by mail to 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2 or by email to corporate.secretary@cibc.com.

Dear Shareholder,

We are pleased to invite you to attend CIBC’s Annual Meeting of Shareholders in the Grand Ballroom at The Westin Calgary, Calgary, Alberta, on Thursday, April 23, 2015, at 9:30 a.m. (Mountain Daylight Time).

At this meeting, you will hear about CIBC’s 2014 performance and management’s plans as well as vote on important corporate matters. The Board of Directors and management will be available at the meeting to answer any questions that you may have.

This Circular describes the business to be conducted at the meeting and provides information on executive officer and director compensation and CIBC’s governance practices.

Your vote is important. You may exercise your vote:

•	in person at the meeting;
•	online;
•	by email;
•	by fax; or
•	by mail.

Details about voting are on pages 1 and 2 of this Circular.

We hope you will join us in Calgary. If you are unable to attend in person, our meeting will be webcast live at www.cibc.com. Also, a recorded version of the meeting will be available on our website until the next annual meeting.

For more information, please see CIBC’s 2014 Annual Report, quarterly financial reports and other corporate information available on our website.

The Board and management look forward to your participation at the meeting and we thank you for your continued support.

With regards,

Charles Sirois Chair of the Board	Victor G. Dodig President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

All information in this Circular is as at February 17, 2015, and all dollar figures are in Canadian currency, unless indicated otherwise.

1	Voting Information

3	Business of the Meeting

3	Financial Statements

3	Election of Directors

3	Appointment of Auditors

4	Advisory Resolution on Executive Compensation Approach

4	Shareholder Proposals

15	Board Committee Reports

22	Director Compensation

26	Message to our Fellow Shareholders

29	Compensation Discussion and Analysis

29	Our Compensation Philosophy

29	Our Practices

30	Our Compensation Governance

31	Our EXCO Compensation Framework

36	2014 Business Performance

38	2014 Individual Performance and Compensation

44	Talent Management and Succession Planning

45	Compensation Disclosure

61	Non-GAAP Measures

62	Governance Letter to Shareholders

63	Statement of Corporate Governance Practices

73	Other Information

73	Indebtedness of Directors and Executive Officers

73	Directors and Officers Liability Insurance

73	Indemnification

74	Availability of Information

74	Minutes of Meeting and Voting Results

74	Contacting CIBC’s Board of Directors

Schedule A – Shareholder Proposals

Voting Information

At the Annual Meeting of Shareholders (the “meeting”), shareholders are voting on:

•	the election of directors;

•	the appointment of auditors;

•	an advisory resolution on executive compensation approach; and

•	shareholder proposals.

Unless otherwise noted, a simple majority (more than 50%) of the votes cast at the meeting, in person or by proxy, will decide any matter submitted to a vote.

Who can vote

Except as explained below under “Voting restrictions”, each shareholder is entitled to one vote for each common share he or she owns on February 23, 2015.

On February 23, 2015 there were 397,191,917 common shares of CIBC outstanding. Subject to certain Bank Act (Canada) restrictions, these shares are eligible to vote at the meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

Voting restrictions

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or a province; the government of a foreign country or any political subdivision of a foreign country; any agencies of these entities; or a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes on any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

How to vote – registered shareholders

Registered shareholders hold shares that are registered directly in their name. If you are a registered shareholder, you may vote by proxy, in person at the meeting or by appointing another person, your proxyholder, to vote for you as explained below under “Voting by proxy”. You will find a proxy form in this package.

Voting in person – To vote your shares in person at the meeting, do not complete or return the proxy form as your vote will be taken at the meeting. When you arrive at the meeting, please check in at the registration desk.

Voting by proxy – If you will not be at the meeting, you may submit your vote by any one of the methods listed below. If you vote by proxy, please ensure that your vote is submitted so that it arrives by 9:30 a.m. (Eastern Daylight Time) on April 22, 2015.

ONLINE: follow the instructions on your proxy form to vote online using the control number on your form;

EMAIL: scan both sides of your proxy form and email it to proxy@canstockta.com;

FAX: fax both sides of your proxy form to CIBC’s transfer agent, CST Trust Company, at 416 368-2502 or 1 866 781-3111; or

MAIL: return your proxy form in the envelope provided or mail it to CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Attention: Proxy Department.

Appointing a proxyholder – A proxyholder is the person you appoint to represent you at the meeting and vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person’s name in the blank space provided on the proxy form. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the proxy form, Charles Sirois and Victor G. Dodig, both of whom are directors of CIBC, will be appointed to act as your proxyholder.

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Voting Information

Your proxyholder is authorized to vote and act for you at the meeting, including any continuation after an adjournment of the meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares. You can vote:

•	FOR or WITHHOLD your vote on each proposed nominee for election as director;

•	FOR or WITHHOLD your vote on the appointment of auditors;

•	FOR or AGAINST the advisory resolution on executive compensation approach; and

•	FOR, AGAINST or ABSTAIN on each of the shareholder proposals.

Otherwise, you can let your proxyholder decide for you.

Voting discretion of proxyholder – If you give instructions on how to vote your shares, your proxyholder must follow them. If you do not specify on your proxy form how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder give specific instructions, your shares will be voted as follows:

•	FOR the election as directors of all nominees listed in this Circular;

•	FOR the appointment of Ernst & Young LLP as auditors;

•	FOR the advisory resolution on executive compensation approach; and

•	AGAINST Shareholder Proposal Numbers 1 through 3.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting. At the time of printing this Circular, CIBC management does not know of any matter to come before the meeting other than the matters referred to in the Notice of Meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or by authorizing your lawyer in writing to sign a statement) to this effect and sending it to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2, any time before 9:30 a.m. (Eastern Daylight Time) on April 22, 2015 or by depositing it with the chair of the meeting, prior to the start of the meeting, on April 23, 2015.

How to vote – non-registered shareholders

Non-registered shareholders hold shares that are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you may vote your shares through your intermediary or in person at the meeting.

Voting through your intermediary - You should carefully follow the instructions on the voting instruction form provided in this package and return it to your intermediary so they can vote the shares on your behalf.

Voting in person – We do not have unrestricted access to the names of our non-registered shareholders. If you attend the meeting in person, we may not have a record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder. Therefore, to vote your shares in person at the meeting, you should take these steps:

1)	appoint yourself as the proxyholder by writing your name in the space provided on the voting instruction form; and

2)	return the voting instruction form to the intermediary in the envelope provided.

Do not complete the voting section of the voting instruction form as your vote will be taken at the meeting. When you arrive at the meeting, please check in at the registration desk.

If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

Confidentiality

To protect the confidentiality of your proxy, CST Trust Company counts proxies and tabulates the results independently of CIBC and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

Solicitation of proxies

This Circular is provided in connection with management’s solicitation of proxies for the meeting. Proxy solicitation will be primarily by mail and by CIBC employees, in writing or by telephone. CIBC has also retained D.F. King to assist in soliciting proxies at a cost of approximately $37,000. Costs associated with the proxy solicitation will be paid by CIBC.

CIBC PROXY CIRCULAR	2

Business of the Meeting

Financial Statements

The consolidated financial statements of CIBC for the fiscal year ended October 31, 2014 are included in the 2014 Annual Report that was mailed to shareholders. The Annual Report and this Circular are also available on CIBC’s website at www.cibc.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Election of Directors

The Corporate Governance Committee recommends the election as director of each of the following nominees:

Brent S. Belzberg	Gordon D. Giffin	Jane L. Peverett
Gary F. Colter	Linda S. Hasenfratz	Katharine B. Stevenson
Patrick D. Daniel	Kevin J. Kelly	Martine Turcotte
Luc Desjardins	Nicholas D. Le Pan	Ronald W. Tysoe
Victor G. Dodig	John P. Manley	Barry L. Zubrow

Each director will be elected to hold office until the earlier of the next annual meeting of shareholders or until such office is vacated. With the exception of Mr. Zubrow, all of the nominees are currently directors of CIBC. Information about the director nominees starts on page 4. See page 11 for information on Mr. Zubrow.

Ms. Leslie Rahl is not standing for re-election. The Board would like to thank Ms. Rahl for her dedicated years of service as a director.

On December 4, 2014 CIBC announced that Mr. Charles Sirois, current Chair of the Board, will not stand for re-election and will be succeeded at the close of the 2015 Annual Meeting of Shareholders by The Honourable John Manley, upon Mr. Manley’s re-election as a director at the meeting. The Board would like to thank Mr. Sirois for his years of dedicated service as a director and Chair of the Board.

Appointment of Auditors

Ernst & Young LLP (EY) has served as the auditors of CIBC since being appointed in December 2002. As part of its oversight responsibilities, the Audit Committee conducts an annual assessment of EY’s effectiveness and service quality. The Audit Committee’s assessment of EY’s effectiveness and service quality for the 2014 audit period considered such factors as (i) EY’s independence, objectivity and professional skepticism, (ii) the quality of their engagement team, (iii) the quality of their communications, and (iv) the overall quality of the service provided. The Audit Committee’s assessment included a review of management’s evaluation as well as the Audit Committee’s own evaluation of EY’s performance and EY’s self-assessment. The Audit Committee concluded that they were satisfied with EY’s effectiveness and service quality. Accordingly, the Audit Committee recommended to the Board of Directors that EY be put forward for appointment by shareholders as auditors of CIBC. Unless instructed otherwise, the persons named on the enclosed proxy form intend to vote for the appointment of EY as auditors of CIBC until the next annual meeting of shareholders.

As a safeguard against the institutional familiarity threat that may result from the extended tenure of the same external audit firm, and based on the requirements of the Chartered Professional Accountants of Canada, the Audit Committee will conduct a periodic comprehensive review of EY at least every five years.

Fees for services provided by external auditors

Fees billed for professional services rendered by EY, for the fiscal years ended October 31, 2014 and October 31, 2013, are set out below.

Fees Billed by EY
(unaudited, $ millions)	2014	2013
Audit fees(1)	14.2	13.4
Audit related fees(2)	2.0	3.2
Tax fees(3)	0.1	0.5
Other(4)	0.1	0.4
Total	16.4	17.5

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States) (PCAOB).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

(4)	Includes fees for non-audit services.

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Business of the Meeting

Pre-approval policy

CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is described under the heading “Audit Committee” in CIBC’s Annual Information Form dated December 3, 2014, which is available at www.cibc.com. Under this policy and as required by Canadian and U.S. law, the Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC’s auditors before these services are provided to CIBC or any of its subsidiaries. The policy prohibits CIBC from engaging the external auditor for “prohibited” services, which include those services that are determined impermissible by the PCAOB. The Audit Committee approved all of the services provided to CIBC and its subsidiaries for which fees were paid, as described in the table above.

Advisory Resolution on Executive Compensation Approach

As a shareholder, you have the opportunity to vote for or against CIBC’s approach to executive compensation through the following resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in CIBC’s information circular delivered in advance of the 2015 Annual Meeting of Shareholders.

Since your vote is advisory, it would not be binding on the Board. However, the Board and, in particular, the Management Resources and Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on CIBC’s approach to executive compensation see “Message to our Fellow Shareholders” and “Compensation Discussion and Analysis” beginning on page 26. The Board recommends that shareholders vote for the advisory resolution on CIBC’s approach to executive compensation.

Shareholder Proposals

Attached to this Circular as Schedule A are shareholder proposals that have been submitted for consideration at the meeting, including the response of the Board and management to each of the proposals and the Board’s recommendation on voting on each of the proposals.

Any shareholder proposal intended for inclusion in CIBC’s fiscal 2015 Management Proxy Circular must be submitted by November 28, 2015 and comply with the requirements of the Bank Act.

Nominees for election as a Director

This section provides background information on each person nominated for election as a director, including municipality of residence; age; experience, expertise and education; committee memberships; meeting attendance; other public company boards; and independence. Director equity ownership in CIBC is in the table on page 25.

For detailed information about the nomination process and director term limits, see the Statement of Corporate Governance Practices – “Director Nomination Process” and “Director Tenure” starting on page 66. With the exception of Mr. Zubrow, who is a new nominee, and Mr. Dodig, who was appointed to the Board on September 15, 2014, each of the nominees was elected at the last annual meeting of shareholders held on April 24, 2014.

BRENT S. BELZBERG

Toronto, Ontario

Canada

Age: 64

Independent

Experience/expertise:

•Leadership

•Financial Services

•Financial Expertise

•Risk Management

•Risk Governance

•Human Resources/ Compensation

•Corporate Responsibility

•Legal/Regulatory/Compliance

Mr. Belzberg is Senior Managing Partner of Torquest Partners. He has over 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. Mr. Belzberg has served on the board of a number of investee companies and is a director of Tandem Expansion Management Inc. Mr. Belzberg is also Chair of Mount Sinai Hospital Foundation and a member of the Mount Sinai Board of Directors. He is also on the investment advisory board to the President of the University of Toronto. Mr. Belzberg holds a Bachelor of Commerce (Honours) degree from Queen’s University and a J.D. degree from the University of Toronto.

2014 Meeting Attendance
Year Joined Board and Committees	Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2005)	14/14	5/5
Corporate Governance Committee (2009)	6/6	2/2
Management Resources and Compensation Committee (2008), Chair (2009 – October 2014)	6/6	4/4

Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

CIBC PROXY CIRCULAR	4

Business of the Meeting

GARY F. COLTER Mississauga, Ontario Canada Age: 69 Independent Experience/expertise: •Leadership •Financial Services •Financial Expertise •Risk Governance •Human Resources/ Compensation

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter had over 34 years of executive experience (27 years as a partner) at KPMG Canada, during which he developed financial and accounting expertise while overseeing Canadian and global financial advisory services practices of KPMG. He served as Vice Chairman of KPMG Canada from 2001 to 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and was Vice Chairman of Financial Advisory Services, KPMG Canada from 1989 to 1998. In addition to the public company directorships listed below, Mr. Colter is a director of Revera Inc. and is a member of its Corporate Governance and Compensation Committee and Chair of its Audit Committee. In 2014, Mr. Colter was appointed Chairman of the Board of Canadian Pacific Railway Limited. Mr. Colter holds a Bachelor of Arts (Honours) degree from the University of Western Ontario, Ivey School of Business and is a Fellow Chartered Accountant.

2014 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2003)		14/14	5/5
	Audit Committee (2003 – 2009) (2012)		7/7	—
	Corporate Governance Committee (2003), Chair (2010)		6/6	2/2

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Canadian Pacific Railway Limited	2012 – present
	Core-Mark Holding Company Inc.	2004 – present	Audit, Corporate Governance
	Owens-Illinois Inc.	2002 – present	Compensation, Corporate Governance (Chair)

PATRICK D. DANIEL Calgary, Alberta Canada Age: 68 Independent Experience/expertise: •Leadership •Human Resources/ Compensation •Corporate Responsibility •Information Technology •Energy

Mr. Daniel is past President and Chief Executive Officer of Enbridge Inc., a position he held from 2001 to 2012. Prior to his appointment as President and CEO, he was a senior executive officer of Enbridge Inc. or its predecessor since 1994. In 2011, Mr. Daniel was awarded Canada’s Outstanding CEO of the Year sponsored by The Caldwell Partners and chosen by an independent National Advisory Board. In addition to the public company directorship noted below, Mr. Daniel is a member of the North American Review Board of American Air Liquide Holdings, Inc. Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia.

2014 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2009)		14/14	5/5
	Management Resources and Compensation Committee (2012)		6/6	3/4

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Cenovus Energy Inc.	2009 – present	Audit, Human Resources and Compensation, Nominating and Corporate Governance

Former
	Enbridge Inc.	2000 – 2012
	Enerflex Systems Income Fund(1)	1998 – 2010

(1)	Ceased to be a public company in 2010.

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Business of the Meeting

LUC DESJARDINS Calgary, Alberta Canada Age: 62 Independent Experience/expertise: •Leadership •Human Resources/ Compensation •Corporate Responsibility •Information Technology •Marketing •Energy

Mr. Desjardins is President and Chief Executive Officer of Superior Plus Corp., a public company based in Calgary, Alberta that provides energies, natural gas, electricity, oil and propane supply services as well as being a chemical company and construction products distributor. From 2008 to 2011, Mr. Desjardins was an equity partner at The Sterling Group, LP. From 2004 to 2008, Mr. Desjardins was President and Chief Executive Officer of Transcontinental Inc. In addition to the public company directorship noted below, Mr. Desjardins is a director of Gestion Jourdan SEC. Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

2014 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2009)		14/14	5/5
	Management Resources and Compensation Committee (2009)		6/6	4/4

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Superior Plus Corp.	2011 – present

VICTOR G. DODIG Toronto, Ontario Canada Age: 49 Not Independent(1) Experience/expertise: •Leadership •Financial Services •Financial Expertise •Human Resources/ Compensation •Marketing

Mr. Dodig is President and Chief Executive Officer of CIBC. Mr. Dodig joined CIBC in 2005 as Executive Vice-President, CIBC Wealth Management. In 2007, he became Executive Vice-President, Retail Distribution, CIBC, where he led the bank’s retail banking distribution and sales teams. He was appointed Group Head, Wealth Management in 2011, taking on responsibility for the bank’s brokerage, private wealth and asset management businesses in both Canada and the U.S. Mr. Dodig was named President and Chief Executive Officer and a member of CIBC’s Board of Directors in September 2014. He also serves on the Board of Directors for the C.D. Howe Institute and is a member of the Catalyst Canada Advisory Board. Prior to joining CIBC, Mr. Dodig was Managing Director and Chief Executive Officer in Canada for UBS Global Asset Management. Earlier in his career, he spent five years as Managing Director in Canada, the U.S. and the U.K. for Merrill Lynch and Company, where he gained international experience, following three years as a Management Consultant with McKinsey and Company. Mr. Dodig is a past recipient of Canada’s Top 40 Under 40 award by Report on Business Magazine. He holds a Master of Business Administration degree from Harvard University where he was a Baker Scholar, and a Bachelor of Commerce degree from the University of Toronto (St. Michael’s College). He also holds a Diploma from the Institut d’études politiques in Paris.

2014 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: n/a REGULAR Meetings	SPECIAL Meetings
	Board (September 2014)		—	2/2

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Former
	The Bank of N.T. Butterfield & Son Limited	2011 – 2014

(1)	See director independence table on page 13.

CIBC PROXY CIRCULAR	6

Business of the Meeting

THE HONOURABLE GORDON D. GIFFIN

Atlanta, Georgia

U.S.A.

Age: 65

Independent

Experience/expertise:

•Leadership

•Financial Services

•Human Resources/ Compensation

•Legal/Regulatory/Compliance

•Public/Government Relations

•Energy

Mr. Giffin is a Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP, a position he has held since 2001. Mr. Giffin is Chair of the TransAlta Corporation Board and Lead Director at Canadian Natural Resources Limited. In addition to the public company directorships listed below, he is a member of the Council on Foreign Relations, on the Board of Trustees for The Carter Center, on the Board of Directors of Atlantic Trust Company, N.A. and on the Board of Advisors of McLarty Global Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. Mr. Giffin holds a Bachelor of Arts degree from Duke University and a J.D. degree from Emory University School of Law. He has also been awarded an honorary doctorate from the State University of New York.

2014 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2001)		14/14	3/5
Management Resources and Compensation Committee (2008)		6/6	4/4

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Canadian National Railway Company	2001 – present	Audit, Donations and Sponsorships, Human Resources and Compensation (Chair), Strategic Planning
Canadian Natural Resources Limited	2002 – present	Audit, Nominating and Corporate Governance
Element Financial Corporation	2013 – present	Compensation and Corporate Governance
Just Energy Group Inc.	2006 – present	Nominating and Governance, Risk
TransAlta Corporation	2002 – present

LINDA S. HASENFRATZ Guelph, Ontario Canada Age: 48 Independent Experience/expertise: •Leadership •Human Resources/ Compensation •Corporate Responsibility

Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Linamar Corporation is a diversified global manufacturing company of highly engineered products powering vehicles, motion, work and lives. Ms. Hasenfratz supports several not-for-profit entities as Vice Chair of the Royal Ontario Museum Foundation and member of the Catalyst Canada Advisory Board. In addition to the public company directorships listed below, Ms. Hasenfratz is a director of the Original Equipment Suppliers Association and Vice Chair of the Canadian Council of Chief Executives. Ms. Hasenfratz was named one of Canada’s Top 40 Under 40 by Report on Business Magazine in 2003, received the Wilfrid Laurier Outstanding Leader Award in 2007 and was named one of the 100 Leading Women in the Automotive Industry in each of 2000, 2005 and 2010. Ms. Hasenfratz was awarded the Ontario Ernst & Young Entrepreneur of the Year Award in October 2014 and the Canada Ernst & Young Entrepreneur of the Year Award in November 2014. Ms. Hasenfratz holds a Master of Business Administration degree from the Ivey School of Business at the University of Western Ontario and a Bachelor of Science (Honours) degree from the same institution.

2014 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2004)		14/14	4/5
	Management Resources and Compensation Committee (2004) Chair (November 2014)		6/6	3/4

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Faurecia	2011 – present	Appointments and Compensation
	Linamar Corporation	1998 – present

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Business of the Meeting

KEVIN J. KELLY

Toronto, Ontario

Canada

Age: 60

Independent

Experience/expertise:

•Leadership

•Financial Services

•Risk Management

•Risk Governance

•Human Resources/ Compensation

•Corporate Responsibility

•Legal/Regulatory/Compliance

•Public/Government Relations

•Marketing

Mr. Kelly is a Corporate Director. He was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the U.S. Mr. Kelly was President and Chief Executive Officer of Bimcor, Inc. from 1992 to 1996; President of Fidelity Canada from 1996 to 1997; President, Fidelity Investments Institutional Services Company from 1997 to 2000; President, Fidelity Brokerage Company in Boston from 2000 to 2003; and President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005. Mr. Kelly is a past director and Chair of the Foundation for Educational Exchange Between Canada and the United States of America (the Fulbright Scholarship Program). Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

2014 Meeting Attendance
Year Joined Board and Committees	Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2013)	14/14	5/5
Risk Management Committee (2013)	8/8	2/2

Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

NICHOLAS D. LE PAN Ottawa, Ontario Canada Age: 63 Independent Experience/expertise: •Leadership •Financial Services •Risk Governance •Legal/ Regulatory/Compliance •Public/Government Relations

Mr. Le Pan is a Corporate Director with extensive experience in financial services matters. Mr. Le Pan served as Superintendent of Financial Institutions for Canada from 2001 to 2006 and as Deputy Superintendent, Office of the Superintendent of Financial Institutions, Canada (OSFI) from 2000 to 2001. From 1997 to 2000, Mr. Le Pan acted as Deputy Superintendent (Supervision) where his duties included oversight of the supervision programs for banks and other deposit-taking institutions. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including representation as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. He is also Chair of the Canadian Public Accountability Board, which oversees auditors of public companies. In 2013, Mr. Le Pan was Project Director on a Group of Thirty report proposing a new paradigm for relations between bank supervisors and boards of directors. Mr. Le Pan holds a Bachelor of Arts (Honours) degree in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.

2014 Meeting Attendance
	Year Joined Board and Committees	Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2008)	14/14	5/5
	Corporate Governance Committee (2010)	6/6	2/2
	Risk Management Committee (2008), Chair (2010)	8/8	2/2

	Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

CIBC PROXY CIRCULAR	8

Business of the Meeting

THE HONOURABLE

JOHN P. MANLEY

P.C., O.C.

Ottawa, Ontario

Canada

Age: 65

Independent

Experience/expertise:

•Leadership

•Financial Expertise

•Corporate Responsibility

•Legal/Regulatory/Compliance

•Public/Government Relations

Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives (CCCE), a position he has held since January 2010. From 2004 to 2009, Mr. Manley was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government serving as Minister of Industry, Minister of Foreign Affairs, Minister of Finance and Deputy Prime Minister. In addition to the public company directorships listed below, Mr. Manley is a director of CCCE, CARE Canada and MaRS Discovery District. He is also Honorary Chair of the Board of Directors of The Canadian Council for Public-Private Partnerships, a member of the Catalyst Canada Advisory Board and a member of the Advisory Board of Bridge Growth Partners, LLC. Mr. Manley holds a Bachelor of Arts degree from Carleton University and a J.D. degree from the University of Ottawa. He has also been awarded honorary doctorates from the University of Toronto, the University of Ottawa, Carleton University and the University of Western Ontario.

2014 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 96% REGULAR Meetings	SPECIAL Meetings
Board (2005)		14/14	4/5
Audit Committee (2005 – 2007) (2008)		6/7	—
Corporate Governance Committee (2009)		6/6	2/2

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
CAE Inc.	2008 – present	Corporate Governance (Chair), Human Resources
Telus Corporation	2012 – present	Audit, Corporate Governance

Former
Canadian Pacific Railway Limited	2006 – 2013

JANE L. PEVERETT

West Vancouver,

British Columbia

Canada

Age: 56

Independent

Experience/expertise:

•Leadership

•Financial Services

•Financial Expertise

•Legal/Regulatory/Compliance

•Public/Government Relations

•Energy

Ms. Peverett is a Corporate Director. She was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. Prior to joining BCTC, Ms. Peverett was with Westcoast Energy Inc. from 1988 to 2003, where she held progressively senior finance, regulatory and executive roles. In 2001, Ms. Peverett was appointed President and Chief Executive Officer of Union Gas Limited, a Westcoast Energy company, becoming the first woman president of a natural gas utility in Canada. In addition to the public company directorships listed below, Ms. Peverett is a director and Chair of British Columbia Ferry Authority and a director of Associated Electric & Gas Insurance Services Limited (AEGIS) and Postmedia Network Inc. She is also a member of Postmedia Network Inc.’s Audit Committee and Corporate Governance and Nominating Committee. She was named by RaderEnergy as one of the 50 Key Women in Energy on a Global Basis in 2004, received a PEAK award honouring women’s excellence in the field of finance in 2005 and in 2009 was named one of the Influential Women in Business in Vancouver. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a Fellow of the Society of Management Accountants.

2014 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 95% REGULAR Meetings	SPECIAL Meetings
Board (2009)		14/14	5/5
Audit Committee (2009), Chair (January 2014)		6/7	—

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Encana Corporation	2003 – present	Audit (Chair), Nominating and Corporate Governance, Reserves
Northwest Natural Gas Company	2007 – present	Organization and Executive Compensation, Public Affairs and Environmental Policy
Postmedia Network Canada Corp.	2013 – present	Audit, Corporate Governance and Nominating

9	CIBC PROXY CIRCULAR

Business of the Meeting

KATHARINE B. STEVENSON Toronto, Ontario Canada Age: 52 Independent Experience/expertise: •Leadership •Financial Services •Financial Expertise •Risk Management •Information Technology

Ms. Stevenson is a Corporate Director who serves on a variety of corporate and not-for-profit boards. She was a senior financial executive with Nortel Networks Corporation from 1995 to 2007, serving as global treasurer from 2000 to 2007. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles in investment and corporate banking at J.P. Morgan & Company, Inc. She was with J.P. Morgan from 1984 to 1995. Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

2014 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2011)		14/14	4/5
	Audit Committee (2013)		7/7	—

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	CAE Inc.	2007 – present	Audit (Chair)
	Open Text Corporation	2008 – present	Audit
	Valeant Pharmaceuticals International, Inc.	2010 – present	Audit and Risk, Finance and Transactions

Former
	Afexa Life Sciences Inc.	2011 – 2011
	OSI Pharmaceuticals, Inc.	2005 – 2010

MARTINE TURCOTTE Verdun, Quebec Canada Age: 54 Independent Experience/expertise: •Leadership •Corporate Responsibility •Legal/Regulatory/Compliance •Public/Government Relations •Information Technology

Ms. Turcotte is Vice Chair, Quebec of BCE Inc. and Bell Canada, a position she has held since 2011. In her current role Ms. Turcotte is responsible for driving the company’s business, government and community investment initiatives across Quebec. Prior to becoming Vice Chair, Ms. Turcotte was Chief Legal Officer of BCE from 1999 to 2008 and of Bell Canada from 2003 to 2008. She was Executive Vice-President and Chief Legal & Regulatory Officer of BCE and Bell Canada from 2008 to 2011. Ms. Turcotte has more than 25 years of strategic, legal and regulatory experience at Bell related companies. In addition to the public company directorships listed below, Ms. Turcotte is a director of Bimcor Inc., the Chambre de Commerce du Montréal Métropolitain and the Jewish General Hospital. She is a member of the Board of Governors of McGill University and Chair of its Human Resources Committee, and Chair of the Board of Théâtre Espace Go Inc. Ms. Turcotte was the first winner of the Canadian General Counsel Lifetime Achievement Award in 2005, was inducted to the Hall of Fame of the Top 100 Most Powerful Women in Canada in 2008 and received the title of Advocatus Emeritus from the Quebec Bar Association in 2009 for professional excellence. Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master of Business Administration degree from the London Business School.

2014 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 81% REGULAR Meetings	SPECIAL Meetings
	Board (January 2014)		8/10	3/4
	Risk Management Committee (January 2014)		5/6	1/2

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Empire Company Limited	2012 – present	Audit, Corporate Governance, Nominating
	Sobeys Inc.	2012 – present	Audit, Corporate Governance, Nominating

Former
	Bell Aliant Inc.(1)	2011 – 2014

(1)	Ceased to be a public company in 2014.

CIBC PROXY CIRCULAR	10

Business of the Meeting

RONALD W. TYSOE Jupiter, Florida U.S.A. Age: 61 Independent Experience/expertise: •Leadership •Financial Expertise •Human Resources/Compensation •Legal/Regulatory/Compliance

Mr. Tysoe is a Corporate Director. He was a Senior Advisor with Perella Weinberg Partners LP, a financial services firm, from 2006 to 2007, Vice Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 to 2006, and served as Chief Financial Officer of Federated Department Stores, Inc. from 1990 to 1997. Mr. Tysoe is a director of a number of public companies, listed below. Mr. Tysoe holds both a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia.

2014 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2004)		14/14	5/5
	Audit Committee (2007 – May 2014), Chair (2009 – December 2013)		6/6	—
	Corporate Governance Committee (2009)		6/6	2/2
	Risk Management Committee (June 2014)		3/3	2/2

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Cintas Corporation	2008 – present	Audit (Chair), Nominating and Corporate Governance
	J. C. Penney Company, Inc.	2013 – present	Committee of the Whole, Finance and Planning, Human Resources and Compensation
	Scripps Networks Interactive Inc.	2008 – present	Audit (Chair), Compensation
	Taubman Centers, Inc.	2007 – present	Audit, Compensation, Executive

Former
	Pzena Investment Management, Inc.	2008 – 2013

BARRY L. ZUBROW

Far Hills, New Jersey

U.S.A.

Age: 61

Independent

Experience/expertise:

•Leadership

•Financial Services

•Financial Expertise

•Risk Management

•Risk Governance

•Corporate Responsibility

•Legal/Regulatory/Compliance

•Public/Government Relations

Mr. Zubrow is President of investment-management firm ITB LLC, a position he has held since 2013. He is also a lecturer at the University of Chicago Law School. Mr. Zubrow is a former senior executive at JPMorgan Chase & Co. and The Goldman Sachs Group, Inc., with more than 35 years of financial services experience. At JPMorgan he served as Head of Corporate & Regulatory Affairs from 2012 to 2013 and Chief Risk Officer from 2007 to 2012. At Goldman Sachs he served as Partner from 1988 to 2013, Chief Administrative Officer and Head of Operations and Administration Division from 1997 to 2003, and Chief Credit Officer from 1994 to 1999. In addition to the public company noted below, Mr. Zubrow serves on the Advisory Board of the Promontory Financial Group and is a director of the Juvenile Law Center and Berklee College of Music. Mr. Zubrow holds a Bachelor of Arts degree from Haverford College, a Master of Business Administration degree from the University of Chicago Graduate School of Business and a J.D. degree from the University of Chicago Law School.

2014 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: n/a REGULAR Meetings	SPECIAL Meetings
Mr. Zubrow is not currently a director.		n/a	n/a

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Arc Logistics Partners LP	2013 – present

11	CIBC PROXY CIRCULAR

Business of the Meeting

Board and committee meeting frequency and overall attendance for fiscal 2014

Below is a summary of Board and committee meetings held in fiscal 2014. The attendance record of each director nominee is set out in his or her biographical information starting on page 4. During fiscal 2014, average attendance of all directors at regular Board and committee meetings was 98%. For detail on director attendance expectations, see the Statement of Corporate Governance Practices – “Director Nomination Process – Meeting attendance record” on page 67.

Board and Committees	Number of Meetings		Overall Attendance at Regular Meetings
	Regular	Special
Board	14	5	99%
Audit Committee	7	0	94%
Corporate Governance Committee	6	2	100%
Management Resources and Compensation Committee	6	4	100%
Risk Management Committee	8	2	97%

Attendance of directors not standing for re-election

Below is a summary of Board and committee meetings attended in fiscal 2014 by Ms. Leslie Rahl and Mr. Charles Sirois, who are not standing for re-election on April 23, 2015.

	Regular	Special
Leslie Rahl – 100% attendance
Board	14/14	5/5
Risk Management Committee	8/8	2/2
Charles Sirois – 100% attendance
Board	14/14	5/5

Director attendance at the annual meeting of shareholders

CIBC encourages each member of the Board to attend its annual meeting of shareholders. At the last annual meeting held on April 24, 2014, all of the nominees standing for election as a director attended.

2014 Director voting result

All of the above director nominees, with the exception of Mr. Zubrow, who is a new nominee, and Mr. Dodig, who was appointed to the Board on September 15, 2014, were elected by the shareholders at the annual meeting held on April 24, 2014. The 2014 voting results for directors who are standing for re-election are set out below. Voting results were posted on www.cibc.com and www.sedar.com immediately following the 2014 annual meeting.

Director	Votes Cast in Favour (%)	Director	Votes Cast in Favour (%)	Director	Votes Cast in Favour (%)	Director	Votes Cast in Favour (%)
Brent S. Belzberg	99.73	Gordon D. Giffin	95.19	Nicholas D. Le Pan	99.80	Katharine B. Stevenson	99.37
Gary F. Colter	92.17	Linda S. Hasenfratz	97.24	John P. Manley	91.65	Martine Turcotte	99.47
Patrick D. Daniel	99.59	Kevin J. Kelly	99.85	Jane L. Peverett	98.80	Ronald W. Tysoe	91.85
Luc Desjardins	99.20

CIBC PROXY CIRCULAR	12

Business of the Meeting

Director nominee independence and expertise

The Board determined that, with the exception of Victor Dodig, who is President and Chief Executive Officer of CIBC, each of the nominees standing for election as a director has no material relationship with CIBC and is therefore independent. All members of the Board committees are independent under the Board-approved independence standards derived from the Bank Act Affiliated Persons Regulations, the New York Stock Exchange (NYSE) corporate governance rules and Canadian Securities Administrators (CSA) director independence rules. These standards are available at www.cibc.com. Independence is further advanced by regularly scheduled in camera sessions at Board and committee meetings. The result of the Board’s determination of independence for each nominee is set out below. For detailed information about the determination of director independence, see the Statement of Corporate Governance Practices – “Director Independence” on page 65. The following table also sets out the depth of experience and expertise in selected areas represented by the nominees for election as directors in areas identified by the Board as important to CIBC.

Independent	✓	✓	✓	✓	(2)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Experience and Expertise
Leadership(3)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Services(4)	✓	✓			✓	✓		✓	✓		✓	✓			✓
Financial Expertise(5)	✓	✓			✓					✓	✓	✓		✓	✓
Risk Management(6)	✓							✓				✓			✓
Risk Governance(7)	✓	✓						✓	✓						✓
Human Resources / Compensation(8)	✓	✓	✓	✓	✓	✓	✓	✓						✓
Corporate Responsibility(9)	✓		✓	✓			✓	✓		✓			✓		✓
Legal / Regulatory / Compliance(10)	✓					✓		✓	✓	✓	✓		✓	✓	✓
Public / Government Relations(11)						✓		✓	✓	✓	✓		✓		✓
Information Technology(12)			✓	✓								✓	✓
Marketing(13)				✓	✓			✓
Energy(14)			✓	✓		✓					✓

(1)	Mr. Zubrow is being put forward as a new nominee for election as a director.

(2)	Mr. Dodig is not independent because he is President and Chief Executive Officer of CIBC.

(3)	Leadership: Broad business experience through a senior level position in a major company or organization.

(4)	Financial Services: Experience in the financial services industry or experience overseeing complex financial transactions and investment management.

(5)	Financial Expertise: Expertise is based on the definition of “financial expert” and “Audit Committee Financial Expert” under Canadian and U.S. securities laws.

(6)	Risk Management: “Hands-on” experience in managing risk, particularly at a financial institution, including an understanding of current risk management principles and practices, as applied to financial institutions, which may have been gained through current or previous: role as the head of a significant business group in a large financial institution where the management of risk is an important part of the role responsibilities; executive-level experience at a risk management consulting firm; role at a public financial institution as chief risk officer or risk management executive; role at a public financial institution as chief executive officer or chief financial officer; and senior risk oversight role at a supervisory body governing financial institutions, financial services or the issue of securities to the public.

(7)	Risk Governance: An understanding of the Board’s role in the oversight of risk management principles and practices, including an understanding of current risk management principles and practices, which may have been gained through current or previous: executive-level experience at a risk management consulting firm; experience on a public company board committee that oversees risk management; role at a public company as chief risk officer or risk management executive; role at a public company as chief executive officer or chief financial officer; senior risk oversight role at a supervisory body governing financial institutions, financial services or the issue of securities to the public; and continuing director education on financial institution risk governance and/or risk management.

(8)	Human Resources / Compensation: An understanding of the principles and practices relating to human resources and/or actual “hands-on” experience in managing or overseeing human resources, including experience in: compensation plan design and administration; leadership development/talent management; succession planning; and compensation decision-making, including risk-related aspects of compensation.

(9)	Corporate Responsibility: Experience or knowledge in social, environmental or governance matters which impact businesses, communities and other stakeholders.

(10)	Legal / Regulatory / Compliance: Training and/or experience in law and compliance for complex regulatory regimes.

(11)	Public / Government Relations: Experience in public policy and government relations.

(12)	Information Technology: Experience at a senior level in a major technology company or an understanding of the Board’s role in overseeing information technology.

(13)	Marketing: Experience as a senior executive in a major retail customer products, services or distribution company.

(14)	Energy: Experience or oversight responsibility at a senior level in a major energy company.

13	CIBC PROXY CIRCULAR

Business of the Meeting

Corporate orders and bankruptcies

To the knowledge of CIBC, no proposed nominee for election as a director of CIBC is, as at the date of this Circular, or has been within the last 10 years:

(a)	a director, chief executive officer or chief financial officer of a company that, (i) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was subject to such an order that was issued after that person ceased to be a director or chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

Gordon D. Giffin AbitibiBowater Inc.	In April 2009 AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the U.S. Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (CCAA) with the Superior Court of Quebec in Canada. Mr. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009.

John P. Manley Nortel Networks Corporation and Nortel Networks Limited (collectively the Nortel Companies)

Mr. Manley was a director of the Nortel Companies when the Ontario Securities Commission (OSC) made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005.

Mr. Manley was also a director of the Nortel Companies when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Autorité des marchés financiers (AMF) issued similar orders. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the AMF lifted their cease trade orders shortly thereafter.

Mr. Manley was a director of the Nortel Companies when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing.

Mr. Manley resigned as a director of the Nortel Companies on August 10, 2009.

CIBC PROXY CIRCULAR	14

Board Committee Reports

CIBC’s Board of Directors has established four committees and approved a mandate for each: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee. Each committee is satisfied that it fulfilled its mandate during fiscal 2014 and reports below on its structure, mandate and key activities.

Report of the Audit Committee

The Audit Committee has voluntarily provided a report on page 17 that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary functions of the Audit Committee are to: fulfill responsibilities for reviewing the integrity of CIBC’s financial statements, management’s discussion and analysis (MD&A) and internal control over financial reporting; monitor the system of internal control; monitor compliance with legal and regulatory requirements; select the external auditors for shareholder approval; review the qualifications, independence and performance of the external auditors; review the qualifications, independence and performance of the internal auditors; and act as the audit committee for certain federally regulated subsidiaries. The Audit Committee has the ultimate responsibility for the internal audit function and oversees its performance.

The Audit Committee reviews, approves and/or recommends for Board approval:

•    Financial Reporting

✓     Integrity of CIBC’s financial statements and financial disclosures

✓    Consolidated annual and interim financial statements, MD&A

✓     External auditors’ report on the consolidated financial statements

✓    Any material changes in accounting policies and practices

•    External Auditors

✓     Guidelines on hiring employees from the external auditors

✓    External auditors’ scope, terms of engagement and annual audit plan

✓     Selection and recommendation of external auditors, for appointment by shareholders

✓    Annual assessment of the external auditors’ effectiveness and service quality, considering:

–  their independence, objectivity and professional skepticism;

–  the quality of the engagement team;

–  the quality of their communications and interactions; and

–  the quality of their service.

✓     External auditors’ compensation

✓     External auditors’ annual report on their internal quality-control procedures

✓    Periodic comprehensive review of the external auditor at least every five years

•    Internal Audit Function

✓     Internal Audit organizational framework and charter

✓    Appointment or removal of Chief Auditor

✓    Mandate, goals, effectiveness and independence of Chief Auditor and the Internal Audit function

✓     Internal auditors’ annual audit plan including scope and the overall risk assessment methodology

✓    Periodic independent third party assessment of Internal Audit function

•    Finance Function

✓    Finance organizational framework

✓     Appointment or removal of Chief Financial Officer (CFO)

✓    Mandate and goals of CFO and the effectiveness of CFO and the Finance function

✓     Periodic independent third party assessment of Finance function

•    Compliance Function

✓     Compliance organizational framework

✓     Appointment or removal of the Chief Compliance Officer (CCO)

✓    Mandate and goals of CCO and effectiveness of CCO and the Compliance function

✓    Annual Compliance plan

✓     Periodic independent third party assessment of Compliance function

15	CIBC PROXY CIRCULAR

Board Committee Reports

•  Internal Controls

✓   Monitor internal control systems

✓   Effectiveness of the design and operation of internal control systems

✓   Fraud prevention and detection program

✓   Business continuity management and insurance programs

•  Whistleblowing Procedures

✓  Establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters

•  Succession Planning

✓   Succession plans for the CFO, the Chief Auditor and the CCO

2014 ACTIVITIES

International Financial Reporting Standards (IFRS):    The Committee continued its oversight of new IFRS standards and emerging IFRS accounting developments.

Oversight of Risk Relating to Control Environment:    The Committee continued to oversee significant areas of risk relating to the overall control environment of CIBC, including CIBC FirstCaribbean International Bank (CIBC FirstCaribbean), and conducted joint meetings with the Risk Management Committee in this area.

Oversight of Control Functions:    The Committee continued to monitor the effectiveness of Compliance, Internal Audit and Finance, with particular emphasis on succession planning, and the compliance by these functions with regulatory expectations. The Committee reviewed communications from regulators and closely monitored the adequacy of management’s response.

Oversight of Regulatory Developments:    The Committee continued to monitor regulatory developments and guidance from OSFI, global regulators and the Basel Committee on Banking Supervision, including the incorporation of enhanced measures for the annual assessment of the external auditor, updates from internal stakeholders on the effect of evolving regulatory expectations on CIBC’s businesses, as well as regular briefings on the results of regulatory reviews and benchmarking exercises.

Oversight of Finance Organizational Structure:    The Committee continued to monitor the organizational structure of the Finance group and the execution of the Finance Strategic Programs.

2014 DIRECTOR DEVELOPMENT	The Committee received ongoing educational updates about regulatory developments and emerging accounting trends globally. Director education sessions took place covering valuation of derivatives, emerging accounting concepts and the three lines of defence model, which is a principle in the framework to effectively govern and manage CIBC’s approach to risk management.

MEMBERSHIP

All Committee members are independent. For more information on independence see page 13. Each member is “financially literate” as required by the NYSE and the CSA and is an “audit committee financial expert” under the SEC rules. For more information on their background and independence see pages 4 to 13.

•   J.L. Peverett, Chair (as at January 1, 2014)

•   G.F. Colter

•   J.P. Manley

•   K.B. Stevenson

•   R.L. Tysoe (left Committee May 31, 2014)

CIBC PROXY CIRCULAR	16

Board Committee Reports

Audit Committee report regarding SEC matters

Management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, EY, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, and an independent audit of internal control over financial reporting in accordance with the standards of the PCAOB. These audits serve as a basis for the auditors’ opinions included in the Annual Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with IFRS as issued by the International Accounting Standards Board. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. In addition, the Audit Committee discussed with EY the matters required to be discussed by the PCAOB’s Statement on Auditing Standards No. 16 (Communications With Audit Committees) and Canadian Auditing Standard 260 (Communication With Those Charged With Governance) including matters relating to the conduct of the audit of CIBC’s consolidated financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

EY provided to the Audit Committee the written disclosures required by Rule 3526 of the PCAOB and the Audit Committee has discussed with EY its independence from CIBC. The formal written statement describes all relationships between EY and CIBC including a written confirmation that EY is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and are independent public accountants with respect to CIBC within the meaning of U.S. federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the U.S. Sarbanes-Oxley Act of 2002, and in compliance with Rule 3520 of the PCAOB.

Based on this review and these discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2014 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of EY as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Jane L. Peverett, Chair, Gary F. Colter, John P. Manley and Katharine B. Stevenson.

Multiple audit committee service

Our Audit Committee Mandate states that no member of CIBC’s Audit Committee may serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on CIBC’s Audit Committee. Ms. Katharine B. Stevenson, member of CIBC’s Audit Committee, is an audit committee member of three other public companies. The Board determined that Ms. Stevenson’s simultaneous service on the audit committee of three other public companies does not impair her ability to effectively serve on CIBC’s Audit Committee.

The Board based its determination regarding Ms. Stevenson on several factors, including her attendance and active participation in all CIBC Audit Committee meetings. She is financially literate and qualifies as an audit committee financial expert; keeps abreast of emerging issues for audit committees by participating in continuing education programs on accounting standards, audit committee activities and risk; and has a finance background and experience that enhances her ability to serve on CIBC’s Audit Committee. She has a Bachelor of Arts (Magna Cum Laude) from Harvard University and acted as Treasurer for seven years at Nortel. Ms. Stevenson is able to manage the time demands associated with her board and committee responsibilities, in part, because the companies for whom she acts as an audit committee member have year ends different from CIBC’s year end. In addition, she has committed to a career as a corporate director and does not have full-time employment. Ms. Stevenson has contributed to fulfilling the Audit Committee’s responsibilities and participated effectively as a member of the Board and other committees of the Board.

The Board’s determination is supported by the annual Board effectiveness evaluation. A brief biography of Ms. Stevenson is on page 10 of this Circular.

17	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the Statement of Corporate Governance Practices starting on page 63, which describes the governance framework that guides the Board and management in fulfilling its obligations.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

The Corporate Governance Committee reviews, approves and/or recommends for Board approval:

•    Oversight of Corporate Governance Matters

✓     Corporate governance framework and activities

✓     Processes for administering CIBC’s Disclosure Policy

✓    Corporate governance disclosure

•    Composition and Performance of the Board and its Committees

✓     Nomination of directors to the Board and Board committees

✓    Removal of a director from a Board committee

•    Criteria for Director and Committee Member Selection

✓     Oversight of director development program

✓     Performance goals for the Chair of the Board

✓     Director remuneration

✓     Mandates of the Board, committees, Chief Executive Officer (CEO), Chair of the Board and committee chairs

✓    Performance evaluation of the Board, the directors, each committee and the Chair of the Board

✓     Evaluate director independence and director independence criteria

✓    Criteria for the tenure of directors

✓    Effectiveness of management reports to the Board and Board committees

•    Chair of the Board Succession

✓     Succession and emergency preparedness planning process for the Chair of the Board

•    Conflicts of Interest and Conduct Review

✓     Policies, practices and procedures relating to self-dealing and conflicts of interest

✓     Compliance with CIBC’s Code of Conduct for Employees and Contingent Workers and Code of Ethics for Directors

✓    Policies and procedures relating to reputation risk (including policies, procedures and reports relating to customer complaints, privacy related risks and incidents, and Board and employee compliance with the Code of Ethics for Directors or Code of Conduct for Employees and Contingent Workers) to promote accurate, timely and broadly disseminated disclosure of material information about CIBC and its efforts to conduct its business in an ethical and socially responsible manner

✓    Act as the conduct review committee for CIBC and certain federally regulated subsidiaries

2014 ACTIVITIES

Board and Committee Succession Planning:    The Committee continued to focus on identifying the best men and women candidates to enhance the composition of the Board and address planned vacancies. An external advisor assisted the Committee in recruiting a director candidate with strong financial services experience. Mr. Barry Zubrow is being put forward as a nominee for election as a director. See page 11 for biographical information on Mr. Zubrow. The Committee’s succession planning activities for chairs of Board committees furthered its efforts to leverage the Board’s gender diversity and resulted in the appointment of Ms. Jane Peverett as Chair of the Audit Committee effective January 1, 2014 and Ms. Linda Hasenfratz as Chair of the Management Resources and Compensation Committee effective November 1, 2014. The Committee initiated the succession planning process for the Chair of the Board. The Honourable John Manley has been appointed as Chair of the Board effective April 23, 2015, upon re-election as a director at CIBC’s annual shareholders meeting.

Board’s Framework for Stakeholder Engagement:    The Committee continued evolving the Board’s framework for stakeholder engagement by further expanding dialogue with regulators, shareholders and proxy advisory firms. Discussion topics with these stakeholders included the CEO succession planning process, board governance, executive compensation and risk governance. Through dialogue and correspondence with shareholders and governance advocates, the Chair of the Board and the committee chairs remain current on and responsive to the views of CIBC’s stakeholders on governance matters.

Enhanced Board and Committee Effectiveness:    The Committee continued to improve the Board reporting process and the efficiency of Board and committee meetings to promote effective decision-making and allow time for Board discussion on key matters like strategy, culture and succession planning.

CIBC PROXY CIRCULAR	18

Board Committee Reports

2014 DIRECTOR DEVELOPMENT	The Committee received continuing educational updates about regulatory developments on governance matters and emerging governance trends globally.
MEMBERSHIP	All Committee members are independent. For more information on independence see page 13. • G.F. Colter, Chair • B.S. Belzberg • N.D. Le Pan • J.P. Manley • R.W. Tysoe

Report of the Management Resources and Compensation Committee

The Chairs of the Management Resources and Compensation Committee and the Board have written a letter to shareholders about CIBC’s executive compensation program, beginning on page 26 of this Circular, followed by the Compensation Discussion and Analysis.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Management Resources and Compensation Committee is to assist the Board in fulfilling its governance and supervisory responsibilities for strategic oversight of CIBC’s human capital, including organization effectiveness, leadership development, succession planning and compensation. The Committee is responsible for the alignment of compensation with CIBC’s strategy of consistent and sustainable earnings, risk appetite and control framework.

The Management Resources and Compensation Committee reviews, approves and/or recommends for Board approval:

•    Chief Executive Officer and Senior Executive Performance, Compensation and Employment Arrangements

✓   Performance goals and assessments for the CEO, senior executives reporting to the CEO and other key officers

✓   Performance compensation for the CEO, senior executives reporting to the CEO and other key officers

✓   CEO and senior executive appointments and employment arrangements, including compensation, for Executive Vice-Presidents and above, and individuals with total direct compensation above a certain level

•    Succession Planning and Executive Development

✓   Succession plans for the CEO, senior executives reporting to the CEO and other key leadership roles

✓   Progress on broad-based leadership development initiatives and specific development plans of succession candidates for key leadership roles

•    Compensation

✓   Alignment of compensation with business performance and risk

✓   In conjunction with the Risk Management Committee, annual incentive compensation and allocations for functional groups, strategic business units and key lines of business

✓   Equity ownership guidelines and actual holdings for all executives and Managing Directors in Wealth Management and Wholesale Banking

•    Compensation Philosophy, Methodology and Governance

✓   Philosophy, methodology and governance

✓   Amendments to material compensation policies and plans

✓   An independent report on material compensation plans to assess whether the plans operate as intended and compensation paid is appropriate based on actual business performance and risk

•    CIBC Pension Funds and Pension Plans

✓   Investment performance, material risks and governance structure

✓   New plans and material amendments to existing plans

•    Internal Controls, Regulatory Compliance and Human Resources Risks

✓    Management’s assessment of significant human resources risks and effectiveness of related internal controls

✓   Material organizational changes and changes that impact the key control groups, including Internal Audit, Finance, Legal, Compliance and Risk Management

•    Disclosure

✓   Executive compensation disclosure in CIBC’s Management Proxy Circular

19	CIBC PROXY CIRCULAR

Board Committee Reports

2014 ACTIVITIES

CEO Succession and Talent Management:    The Committee continued to advance CIBC’s talent strategy including the development of a strong pipeline of future leaders, oversight of key talent management initiatives across the organization, and further integration of talent management in the business strategy with a focus on ensuring that the diversity of CIBC’s workforce reflects the markets where we do business.

The Committee spent considerable time focused on overseeing the CEO succession process and supporting the Board in executing on CIBC’s succession plans for key senior leadership roles. The Committee supported the Board in respect of, and recommended for Board approval, the transition arrangements for other senior executives.

CEO and Executive Committee Compensation:    The Committee set challenging but achievable performance goals and measures for the senior management team, ensuring variability of realizable pay based on performance while continuing to motivate our leaders to deliver long-term shareholder value within our risk appetite. The Committee oversaw compliance with the Financial Stability Board’s principles and standards and regulatory requirements in the jurisdictions in which CIBC operates.

2014 DIRECTOR DEVELOPMENT	The Committee received educational updates on market pay trends, potential implications of regulatory developments, employment law, and best practices in talent management.
MEMBERSHIP	All Committee members are independent. For more information on independence see page 13. • L.S. Hasenfratz, Chair (as at November 1, 2014) • B.S. Belzberg • P.D. Daniel • L. Desjardins • G.D. Giffin

Report of the Risk Management Committee

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Risk Management Committee is to oversee CIBC’s management of the risks it takes in pursuit of its business objectives. This includes assisting the Board in fulfilling its responsibilities for approving and overseeing implementation of the CIBC, Strategic Business Unit (SBU) and infrastructure Risk Appetite Statements, reviewing alignment of strategic plans with risk appetite, and overseeing CIBC’s risk profile in the context of its risk appetite. The Committee is also responsible for oversight regarding CIBC’s framework of risk policies, limits and other controls for effectively managing its principal business risks (including credit, market, operational, liquidity and balance sheet risks as well as risks associated with insurance operations, legal entities, subsidiaries and affiliates).

•    Principal Business Risks

The Risk Management Committee reviews, approves and/or recommends for Board approval:

✓    CIBC, SBU and Infrastructure Risk Appetite Statements

✓     CIBC’s risk limits and key risk policies for management of credit and investment, funding and liquidity, and market risks, as well as CIBC’s operational risk management framework

✓     CIBC’s delegation of risk authorities to management, and all transactions outside delegated risk authorities

✓    CIBC’s capital plan and policies

The Risk Management Committee monitors, on a regular basis:

✓     Alignment of strategic plans with risk appetite

✓    Risk profile and alignment with risk appetite

✓     Management’s assessment of information technology related risks, including cyber security

✓    Emerging risk issues and trends

✓     Management stress tests in relation to capital adequacy

•    Reputation and Legal Risks, Outsourcing, New Initiatives

The Risk Management Committee reviews:

✓    Key policies and procedures for the effective identification and control of reputation and legal risks, including the mandate of the reputation and legal risks oversight committee and its activities

✓     CIBC’s outsourcing policy and key outsourcing arrangements

✓    Crisis management and associated decision-making processes, policies and approaches developed regarding CIBC’s recovery plans

✓    Risk assessment processes relative to new strategies, products or services

✓    Management’s compliance with laws and regulations as they relate to the mandate of the Committee

•    Risk Management Function

The Risk Management Committee oversees:

✓    Mandate and goals of the Chief Risk Officer (CRO) and the effectiveness of the CRO

✓    Organizational framework for CIBC’s independent risk management function and its effectiveness

✓    Staff resourcing and financial plans

✓     Succession plans for the CRO and positions reporting directly to the CRO

✓    Risk input into compensation decisions of the Management Resources and Compensation Committee (MRCC) and any other risk-related aspects of compensation decisions of the MRCC

CIBC PROXY CIRCULAR	20

Board Committee Reports

2014 ACTIVITIES

Risk Management Framework and Governance:    The Committee oversaw enhancements to CIBC’s risk management framework, including CIBC’s Risk Appetite Statement and how it is translated into actionable measures for CIBC’s SBUs and infrastructure groups, along with enhancements to strengthen CIBC’s Risk Management function in consideration of evolving risks and regulatory frameworks. The Committee also reviewed refinements to various risk limits and policies, and associated compliance reporting, as well as CIBC’s Recovery and Resolution Plan.

Emerging Risks:    The Committee reviewed management’s analysis of stress impacts of the Russian – Ukrainian conflict and a possible cyber attack, in addition to reviewing developments pertaining to major emerging risk themes, which were monitored on a regular basis. The Committee also reviewed reports on stress testing relative to macro-economic conditions including an assessment of capital adequacy.

Business Risk Reviews:    The Committee reviewed presentations on the risks associated with various business activities including U.S. Real Estate Finance, Canadian Commercial Real Estate Lending, Oil & Gas credit portfolio, electronic trading, commodities trading, and Credit Cards, as well as reviews of CIBC FirstCaribbean and CIBC Mellon Trust Company.

2014 DIRECTOR DEVELOPMENT	The Committee received educational sessions on a variety of topics including funding and liquidity risks, fund transfer pricing, central clearing of Over-the-counter derivatives, risk weighted assets and high frequency trading.

MEMBERSHIP

All Committee members are independent. For more information on independence see page 13.

•     N.D. Le Pan, Chair

•     K.J. Kelly

•     L. Rahl

•     M. Turcotte (as at January 1, 2014)

•     R.W. Tysoe (as at June 1, 2014)

21	CIBC PROXY CIRCULAR

Director Compensation

The Corporate Governance Committee reviews director compensation annually to assess alignment with shareholder interests and CIBC’s strategy; prudent decision-making and best practices; and director compensation at other Canadian financial institutions. The Corporate Governance Committee recommends changes in director compensation for Board approval when considered appropriate or necessary to reflect these objectives and recognize the workload, time commitment and responsibility of directors.

During 2014, the Committee recommended a flat fee compensation structure based on a review of compensation trends among financial institutions, the evolving role of a bank director and the resulting increase in workload and time commitment. While attendance at board meetings continues to be an important aspect of director performance, CIBC directors have additional responsibilities as a result of the increasing complexity of overseeing the business and affairs of a bank. These include providing effective oversight of our bank by engaging with senior management outside of board meetings; meeting with bank regulators and supervisory authorities throughout the year; reviewing complex meeting material and attending additional meetings to address the impact of the changing regulatory environment; and engaging with shareholders, proxy governance advisory firms and other stakeholders to discuss board governance matters. For directors in a leadership role, the time commitment and workload is even more substantial because of the greater extent to which they engage with stakeholders on CIBC’s behalf. The Committee determined that the flat fee compensation structure better reflects, and is more aligned with, the contributions and responsibilities of directors outside the boardroom. The Board approved the flat fee compensation structure effective August 1, 2014. The new structure results in an increase in compensation. The percentage increase is shown below based on a calculation of fiscal 2014 fees paid under the new structure compared with the former structure.

15%	Average total compensation paid to a director (excluding the Chair of the Board)
7%	Chair of the Board
17%	Chair of the Corporate Governance Committee
11%	Other committee chairs

Director compensation components

For the period November 1, 2013 to July 31, 2014, non-management directors were paid under the following compensation structure, showing the retainers on a full year basis.

Annual Cash Retainer(1)	($)
Chair of the Board(2)	150,000
Other Directors	40,000
Annual Equity Retainer
Chair of the Board(2)	225,000
Other Directors	70,000
Annual Committee Chair Retainer
Audit, Management Resources and Compensation and Risk Management Committee	40,000
Corporate Governance Committee	25,000
Annual Committee Membership Fees(3)
Audit, Corporate Governance, Management Resources and Compensation and Risk Management Committee	5,000
Special Litigation Committee	10,000
Meeting Attendance Fees
Special ad hoc committees (per meeting)	1,000
Board and standing committees (per meeting)(4)	2,000
Travel (per trip)(5)	2,000

(1)	Directors may elect to receive all or a portion of their cash compensation in the form of cash, CIBC common shares or deferred share units. A deferred share unit (DSU) is a bookkeeping entry credited quarterly to an account maintained for a director until retirement from the Board. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director or employee of CIBC. The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the Toronto Stock Exchange (TSX) on the day immediately before the redemption date. DSUs are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.

(2)	The Chair of the Board received no compensation other than the annual cash/equity retainer.

(3)	Committee chairs did not receive a committee member retainer for membership on the Corporate Governance Committee but received a member retainer for other committee assignments. Any non-committee chair appointed to the Corporate Governance Committee received a committee member retainer.

(4)	The meeting attendance fee was the same whether the meeting was attended in person or by teleconference.

(5)	Paid for attending Board or committee meetings in person, where the distance from the director’s principal residence to the meeting location was 300km or more.

CIBC PROXY CIRCULAR	22

Director Compensation

Effective August 1, 2014, non-management directors were paid under the following flat fee compensation structure, showing the retainers on a full year basis.

Annual Cash Retainer(1)	($)
Chair of the Board(2)	150,000
Other Directors(3)	100,000
Annual Equity Retainer
Chair of the Board(2)	250,000
Other Directors	100,000
Annual Committee Chair Retainer(4)
Audit, Corporate Governance(5), Management Resources and Compensation and Risk Management Committee	50,000
Annual Committee Membership Fees
Committee member(6)	15,000
Meeting Attendance Fees
Special litigation committee or ad-hoc committees (per meeting)	1,000
Special Board and/or standing committee (per meeting)(7)	1,000
Travel (per trip)(8)	2,000

(1)	Directors may elect to receive all or a portion of their cash compensation in the form of cash, CIBC common shares or DSUs.

(2)	The Chair of the Board receives no compensation other than the annual cash/equity retainer.

(3)	Includes membership on one committee.

(4)	Payable 50% in cash and 50% in equity.

(5)	Includes membership on a second committee (excluding special ad hoc committees).

(6)	Paid for each additional committee membership in excess of one (excluding special ad hoc committees and committee chair).

(7)	Paid for each special Board and/or standing committee meeting attended that exceeds four in a fiscal year. The fee is the same whether the meeting is attended in person or by teleconference.

(8)	Paid for attending Board or committee meetings in person, where the distance from the director’s principal residence to the meeting location is 300km or more.

A director is reimbursed for out-of-pocket expenses, including travel and accommodation expenses, incurred in attending meetings and otherwise carrying out his or her duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board, including travel and accommodation expenses related to CIBC business.

Director equity plans

CIBC has established the following equity plans to align the interests of directors with those of shareholders.

Non-Officer Director Share Plan – Directors may elect to receive all or a portion of their cash compensation in the form of cash, CIBC common shares or DSUs.

Director Deferred Share Unit / Common Share Election Plan – Directors may elect to receive their equity compensation in the form of either DSUs or CIBC common shares.

Non-Officer Director Stock Option Plan (DSOP) – In January 2003, the Board determined that no further options would be granted to directors under this plan and, as at the date of this Circular, there are no unexercised options outstanding. See page 50 of the Compensation Discussion and Analysis for additional information relating to the DSOP.

23	CIBC PROXY CIRCULAR

Director Compensation

Director compensation table

The following table sets out the total compensation provided to non-management directors during fiscal 2014.

Name(1)(2) (All figures in $)	Fees Earned				Total Compensation	Allocation of Fees(5)
	Annual Retainer		Committee Member and Chair Retainers	Travel and Meeting Attendance Fees		Cash		Share-Based
	Equity(3)	Cash(4)						Common Shares	DSUs
Brent S. Belzberg	77,500	55,000	46,250	73,000	251,750	—		—	251,750
Gary F. Colter(6)	77,500	55,000	42,500	58,000	233,000	149,250		52,500	31,250
Dominic D’Alessandro(7)	35,000	20,000	2,500	30,000	87,500	42,750	(8)	—	44,750
Patrick D. Daniel	77,500	55,000	3,750	58,000	194,250	—		—	194,250
Luc Desjardins	77,500	55,000	3,750	62,000	198,250	120,750		77,500	—
Gordon D. Giffin(6)	77,500	55,000	11,250	62,000	205,750	128,250		—	77,500
Linda S. Hasenfratz	77,500	55,000	3,750	46,000	182,250	104,750		77,500	—
Kevin J. Kelly	77,500	55,000	3,750	52,000	188,250	—		—	188,250
Nicholas D. Le Pan(6)	77,500	55,000	53,750	76,000	262,250	178,500		83,750	—
John P. Manley	77,500	55,000	11,250	64,000	207,750	—		—	207,750
Jane L. Peverett	77,500	55,000	39,583	57,000	229,083	89,791		—	139,292
Leslie Rahl	77,500	55,000	3,750	56,000	192,250	—		77,500	114,750
Charles Sirois	—	—	381,250	—	381,250	—		—	381,250
Katharine B. Stevenson	77,500	55,000	3,750	57,000	193,250	115,750		77,500	—
Martine Turcotte	65,833	48,333	2,917	34,000	151,083	—		—	151,083
Ronald W. Tysoe(6)	77,500	55,000	24,583	75,000	232,083	154,583		—	77,500
Total	1,108,333	783,333	638,333	860,000	3,389,999	1,084,374		446,250	1,859,375

(1)	Mr. McCaughey did not receive compensation for his services as a director of CIBC. See the Summary Compensation Table on page 45 for Mr. McCaughey’s compensation as an executive officer of CIBC. Mr. McCaughey retired as President and Chief Executive Officer and as a member of the Board September 15, 2014.

(2)	Mr. Dodig does not receive compensation for his services as a director of CIBC. See the Summary Compensation table on page 45 for Mr. Dodig’s compensation as an executive officer of CIBC. Mr. Dodig became President and Chief Executive Officer and was appointed to the Board September 15, 2014.

(3)	Directors may elect to receive their equity compensation in the form of either CIBC common shares or DSUs.

(4)	Directors may elect to receive all or a portion of their cash compensation in the form of cash, CIBC common shares or DSUs.

(5)	This column reflects the allocation of fees between cash and equity.

(6)	Annual retainer paid to each member of the Special Litigation Committee is included in the column headed “Committee Member and Chair Retainers”.

(7)	Mr. D’Alessandro retired from the Board April 24, 2014.

(8)	Directors are paid fees owing to them for the fiscal quarter in which they leave the Board in the form of cash.

CIBC PROXY CIRCULAR	24

Director Compensation

Director equity ownership guideline

The Board encourages its directors to own equity in CIBC as a reflection of their commitment to CIBC. Under the director equity ownership guideline, a director is expected to invest half of the annual cash retainer in CIBC common shares and/or DSUs until the director owns CIBC common shares and/or DSUs having a value of $600,000, which is equal to six times the annual cash retainer of $100,000. A director is expected to reach this level of equity ownership within five years of his or her appointment to the Board.

The following table sets out each director nominee’s equity ownership interest in CIBC (including DSUs) and any changes in ownership interest since February 17, 2014.

Name(1)	Equity Ownership at February 17, 2015		Equity Ownership at February 17, 2014		Net Change in Equity Ownership		Value of Equity(3) ($)	Minimum Equity Ownership Guideline Met	Director Compensation Election at February 17, 2015
	CIBC Common Shares(2) (#)	DSUs (#)	CIBC Common Shares (#)	DSUs (#)	CIBC Common Shares (#)	DSUs (#)
Brent S. Belzberg	3,500	29,309	3,500	25,610	—	3,699	3,275,651	✓	DSUs
Gary F. Colter	13,919	308	13,631	—	288	308	1,420,424	✓	Equity Retainers: DSUs Remainder: Cash
Patrick D. Daniel	1,000	12,751	1,000	10,291	—	2,460	1,372,900	✓	DSUs
Luc Desjardins	10,026	—	9,610	—	416	—	1,000,996	✓	Equity Retainers: Shares Remainder: Cash
Gordon D. Giffin	2,954	14,390	2,954	13,040	—	1,350	1,731,625	✓	Equity Retainers: DSUs Remainder: Cash
Linda S. Hasenfratz	10,688	—	10,268	—	420	—	1,067,090	✓	Equity Retainers: Shares Remainder: Cash
Kevin J. Kelly	6,202	3,153	6,202	1,147	—	2,006	934,003	✓	DSUs
Nicholas D. Le Pan	2,217	7,375	1,566	7,078	651	297	957,665	✓	Equity Retainers: Shares Remainder: Cash
John P. Manley	—	18,764	—	15,930	—	2,834	1,873,398	✓	DSUs
Jane L. Peverett	—	10,786	—	8,956	—	1,830	1,076,874	✓	Equity Retainers: DSUs Remainder: 50% DSUs / 50% Cash
Katharine B. Stevenson	8,709	—	8,290	—	419	—	869,507	✓	Equity Retainers: Shares Remainder: Cash
Martine Turcotte	412	1,545	1,052	—	(640)	1,545	195,387	On Track(4)	DSUs
Ronald W. Tysoe	11,000	25,795	11,000	23,984	—	1,811	3,673,613	✓	Equity Retainers: DSUs Remainder: Cash
Barry L. Zubrow	—	n/a	n/a	n/a	n/a	n/a	—	—(5)	n/a
TOTAL	70,627	124,176	69,073	106,036	1,554	18,140	19,449,132

(1)	Mr. Dodig does not receive compensation for his services as a director and is, therefore, not eligible to participate in director compensation plans. As an executive of CIBC, Mr. Dodig is expected to meet minimum equity ownership guidelines as described on page 49. Mr. Dodig’s equity ownership, set out on page 49, is on track to meet these guidelines, which are applicable effective 2017.

(2)	Information about shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and, therefore, has been provided by each director. These shares include, but are not limited to, shares received as compensation.

(3)	Value of equity is based on the closing price of a CIBC common share on the TSX on December 31, 2014 ($99.84).

(4)	Ms. Turcotte joined the Board January 1, 2014 and has until January 1, 2019 to meet the equity ownership guideline.

(5)	Mr. Zubrow is being put forward as a new nominee for election as a director on April 23, 2015. If elected, Mr. Zubrow will have until April 23, 2020 to meet the director equity ownership guideline.

25	CIBC PROXY CIRCULAR

Message to our Fellow Shareholders

At CIBC, we believe our focus on building deep client relationships and sound governance practices will deliver value to our shareholders over the long term.

Creating shareholder-aligned executive compensation is one of your Board’s most important governance mandates. We take this responsibility very seriously.

Our compensation philosophy is simple and consistent from year to year. We strive to reward our President and Chief Executive Officer (CEO) and senior leaders for delivering enhanced shareholder value through successful execution of our strategy. We also design our pay programs to attract, retain and motivate key talent while aligning pay and performance.

It is the mandate of the Management Resources and Compensation Committee (the Committee) to make executive pay decisions and recommendations to the Board. The Committee engages Pay Governance LLC, an independent consultant, and works closely with our Risk Management Committee with a view to ensuring CIBC’s compensation practices are sound and aligned with risk outcomes over time.

CEO and leadership team succession

The Committee spent much of 2014 focused on leadership renewal and supporting our Board in executing CIBC’s succession plans for key management roles.

On April 24, 2014, CIBC announced that Gerry McCaughey would be retiring as CEO effective April 30, 2016. CIBC reached an arrangement with Mr. McCaughey that secured a period of up to two years of continuing leadership from him should it be required for an orderly transition while providing for the potential of an earlier retirement date should a successor for Mr. McCaughey be identified and ready to assume leadership of CIBC before that time.

This announcement was preceded by the announcement on March 27, 2014 that CIBC’s Chief Operating Officer (COO), Richard Nesbitt would be retiring from CIBC on October 31, 2015.

We thank Gerry and Richard for their many contributions to CIBC and their efforts to position CIBC strategically for the future.

The Committee began the CEO succession and search process more than a year before Mr. McCaughey’s personal decision in April of 2014 to set a retirement date of April 30, 2016. As described below, over the subsequent few months the Committee expedited the search process, which in turn accelerated Mr. McCaughey’s retirement.

While the Committee searched externally for candidates, we also committed significant resources to the further development and review of internal candidates previously identified. From this process, Victor Dodig soon emerged as the clear and preferred candidate to succeed Mr. McCaughey as CEO and move our client-focused strategy forward.

Given Mr. Dodig’s deep knowledge of CIBC and the Board’s confidence in his leadership, the Board chose to accelerate Mr. McCaughey’s retirement to September 15, 2014. This decision was made possible by the arrangement negotiated with Mr. McCaughey. The arrangement enabled a smooth CEO transition for CIBC on the Board’s timelines while also providing the former CEO post-retirement compensation he would have otherwise received had the Board not chosen to accelerate his departure. The terms of Mr. McCaughey’s retirement arrangement are described in further detail on page 58 of this Circular.

On his appointment date of September 15, 2014, Mr. Dodig announced a new leadership team and management structure. The changes included new or expanded roles for his direct reports and the next layer of senior management talent, the acceleration of Mr. Nesbitt’s retirement and the retirement of other former Senior Executive Team (SET) members. None of the departed SET members other than Mr. McCaughey and Mr. Nesbitt are receiving post-retirement compensation. The new management structure consists of an Executive Committee (EXCO), represented by direct reports of the CEO who lead businesses or functional groups, and an Operating Committee that includes EXCO and other senior leaders.

Your Board is pleased to have been able to draw on CIBC’s internal talent pool. We believe our new

CIBC PROXY CIRCULAR	26

Executive Compensation

management team is committed to our vision of being the leader in client relationships and will lead the delivery of profitable growth across our businesses.

•	In Retail and Business Banking, we are enhancing the client experience and accelerating profitable revenue growth across all of our distribution channels.

•	In Wealth Management, we are enhancing the client experience and strengthening relationships, attracting new clients and pursuing strategic growth opportunities.

•	In Wholesale Banking, we are focusing on developing deep client relationships and earning our clients’ trust through strong execution, innovation, and collaboration across CIBC.

Our business strategies position CIBC to achieve and deliver consistent and sustainable value to our shareholders.

2014 performance

Our executive compensation program is designed to create alignment of pay and performance.

In 2014, each of our businesses made progress against their strategic priorities. You can read about their performance in detail on pages 16 to 27 of our 2014 Annual Report.

In summary:

•	we delivered record earnings and Total Shareholder Return (TSR) of 20.9%;

•	performance against client metrics was positive. This includes market share performance that is publicly reported and other internal benchmarks the Board has set to measure the execution of CIBC’s client-focused strategy;

•	risk was well managed, with most of our Risk Appetite Statement measures meeting or exceeding our targets;

•	we executed our executive succession planning process for the CEO and other key senior leadership roles, demonstrating our executive bench strength and success of our talent management strategy to date; and

•	in our employee survey we reached record highs on key indices such as Employee Commitment and Manager of People.

We remain focused on profitable revenue growth and our market valuation as key areas where further progress is required to close gaps to peers and internal targets.

CEO pay

Upon his appointment to the role of CEO, the Board approved an initial annual total direct compensation (TDC) target of $7.5 million for Mr. Dodig, of which all but $1.0 million is “at risk” compensation. Over time, this target may increase to address market competitiveness and to reflect Mr. Dodig’s performance.

Mr. Dodig’s TDC target and other terms of his employment offer reflect evolving best practice in governance and the executive labour market for Canadian banks and other financial services companies. He is not entitled to any special severance arrangements, change in control protection, awards, benefits or perquisites that are not offered to other CIBC executives. In addition, Mr. Dodig’s annual pension benefit was capped at a prudent limit of $1 million and no additional pensionable service years were granted.

For fiscal 2014, Mr. Dodig’s compensation was determined primarily based on his performance in his previous role as Group Head of Wealth Management, which he held until September 15, 2014, and which is described in greater detail beginning on page 38 of this Circular.

For fiscal 2014, we paid Mr. Dodig TDC of $4.7 million, a 23% increase over 2013. This increase reflects strong performance as Group Head of Wealth Management and his higher TDC target as CEO. Mr. Dodig’s Total Compensation of $7.1 million for fiscal 2014 includes a non-recurring $2.2 million increase in the value of his accrued pension benefit as a result of applying the CEO compensation limit.

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Executive Compensation

We paid our former CEO, Gerry McCaughey, TDC of $8.6 million, a 6% increase on an annualized basis over 2013, which was 104% of the pro-rata amount of his TDC target for the period during the year he was actively employed. As Mr. McCaughey’s departure during the fiscal year did not entitle him to any new performance share unit or stock option grants, his entire fiscal 2014 incentive award was paid in cash.

We believe our CEO pay decisions for fiscal 2014 are strongly aligned with our performance and shareholder interests.

Talent and diversity

In 2014, the Committee continued to advance CIBC’s talent strategy. In addition to the significant time invested in CEO and senior leadership succession, we remained focused on developing a strong pipeline of future leaders and further integrating CIBC’s talent and business strategies.

The Committee also oversaw talent management programs across the organization, including diversity initiatives focused on ensuring that CIBC’s workforce reflects the diversity of the markets where we do business.

CIBC continued to receive positive recognition as an employer and for our work in the area of diversity. CIBC continues to make progress against its diversity goals, including several executive appointments of women at the levels of Senior Vice-President and above.

Thank you

On behalf of the Committee and the Board, we thank you for your strong support of our executive compensation program over the five years we have asked for your “say on pay”. We hope you find our compensation report is easy to read and provides the information you need to prepare for this year’s vote.

We welcome your feedback anytime by writing to us at corporate.secretary@cibc.com, or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

With regards.

Linda Hasenfratz Chair, Management Resources and Compensation Committee	Charles Sirois Chair of the Board

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Compensation Discussion and Analysis

The Compensation Discussion and Analysis explains how CIBC pays its executive officers, the decisions we made and the process for determining fiscal 2014 compensation for CIBC’s CEO and EXCO, formerly the Senior Executive Team (SET). This material, and related compensation disclosure, is presented in the following sections:

29 Our Compensation Philosophy, Our Practices	38 2014 Individual Performance and Compensation
30 Our Compensation Governance	44 Talent Management and Succession Planning
31 Our EXCO Compensation Framework	45 Compensation Disclosure
36 2014 Business Performance	61 Non-GAAP Measures

Our Compensation Philosophy

CIBC recognizes that the calibre of our talent is critical to achieving our vision of being a leader in client relationships, our strategic imperative of delivering consistent and sustainable earnings over the long term, and market leadership in our businesses.

CIBC’s compensation philosophy has three key principles that guide all steps of our compensation process, from plan design and pool determination to individual award decisions.

Reward performance that is aligned with CIBC’s strategy, risk appetite and the creation of sustainable shareholder value	Support CIBC’s ability to attract, motivate and retain key talent	Encourage behaviours that support CIBC’s values of trust, teamwork and accountability

Our Practices

Our compensation practices support good governance and mitigate excessive risk-taking, as shown below.

What We Do	What We Don’t Do

✓   Compensation approach aligns to Financial Stability Board (FSB) Principles

✓    Performance measures align to CIBC’s Board-approved strategic plan

✓   A combination of relative and absolute metrics is used to determine realizable and realized pay

✓   Incentive awards are capped for the CEO and EXCO

✓   Short-term and long-term compensation is balanced to align compensation to the risk horizon for all employees

✓   Fixed deferral of 60% of total incentive compensation award for the CEO and EXCO. Minimum deferral levels of 40% to 60% for roles that have the potential to create a material risk for CIBC

✓   Performance and misconduct clawback provisions are in place to enable CIBC to recover compensation in appropriate circumstances

✓   Executives and Managing Directors (MDs) are expected to meet minimum equity ownership levels

✓   Change of control policy has a “Double Trigger” (i.e., payment occurs only upon both a change of control and termination of employment)

✓   Guaranteed bonuses are limited to new hires and, in exceptional circumstances, to address significant flight risks, and do not exceed 12 months

✓    Committee’s Independent Advisor provides advice on executive compensation matters, has the power to challenge recommendations from management, and does not perform other work for CIBC

✓   Different compensation scenarios are stress tested and realizable pay is back tested to assess appropriateness of compensation

✓   Compensation for employees in control functions, including risk, compliance, finance and audit, is determined independently from the performance of the business segments they oversee

    Target compensation above the mid-point for equivalent roles in our peer group

    Use an aspirational peer group

    Allow hedging designed to monetize or reduce market risk associated with equity-based compensation

    Reprice or backdate options

    Discount options at grant

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Compensation Discussion and Analysis

Further details of our clawback, anti-hedging, change of control and equity ownership provisions and policies are included in the Compensation Disclosure section beginning on page 45.

Our Compensation Governance

The Committee assists CIBC’s Board in fulfilling its governance and supervisory responsibilities for the strategic oversight of CIBC’s human capital and overseeing CIBC’s compensation policies, processes and practices. The Committee’s mandate and highlights of their 2014 activities are outlined beginning on page 19.

Director skills and experience

Members of the Committee have diverse skills and experiences that assisted the Committee in fulfilling its mandate for fiscal 2014 including making decisions on CIBC’s compensation policies and practices. These include:

•	compensation practices: experience in compensation plan design and administration, compensation decision-making including risk-related aspects, and understanding the compensation oversight role of the Board and Committee;

•	human resources management: an understanding of the principles and practices relating to human resources including experience in managing human resources, leadership development, talent management and succession planning;

•	organizational leadership: broad business experience through a senior level position in a major company or organization;

•	risk governance: an understanding of the Board’s and Committee’s role in the oversight of risk management principles and practices; and

•	risk management: “hands-on” experience in managing risk, particularly at a financial institution.

The table below summarizes the experience and skills of each Committee member.

Skills and Experience	Linda Hasenfratz (Chair)	Brent Belzberg	Patrick Daniel	Luc Desjardins	Gordon Giffin
Compensation Practices	✓	✓	✓	✓	✓

Human Resources Management	✓	✓	✓	✓	✓

Organizational Leadership	✓	✓	✓	✓	✓

Risk Governance		✓

Risk Management		✓

Committee members participate regularly in director development sessions on market pay trends, potential implications of regulatory developments, employment law, best practices in talent management and other related topics or emerging issues. For more information on the experience and education of the directors, please refer to the “Nominees for election as a Director” section of this Circular, beginning on page 4.

Risk Management Committee (RMC) and input from Functional Group Heads

The Committee works closely with the RMC and receives input throughout the year from the Chief Administrative Officer (CAO), Chief Risk Officer (CRO), and Chief Financial Officer (CFO) (collectively, the Functional Group Heads). The Committee and the RMC, with input from the Functional Group Heads, assess the alignment of business performance with CIBC’s risk appetite.

Independent advice

The Committee has engaged Ira Kay to provide independent analysis and advice to the Committee on all executive compensation matters. Mr. Kay has more than 30 years of experience advising global companies including boards of prominent financial services organizations. Through his firm, Pay Governance LLC, Mr. Kay provides analysis and advice on all matters of compensation, including the compensation targets and annual compensation recommendations for the CEO and other EXCO members.

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Compensation Discussion and Analysis

The table below discloses the fees paid by the Committee over the past two fiscal years to Pay Governance LLC. Neither Mr. Kay, nor Pay Governance LLC, has worked on any other CIBC mandate in either year.

Executive Compensation Related Fees	2014		2013
	(US$)	(%)	(US$)	(%)
For Committee Work	233,115	100	251,037	100%

For Management Work	—	—	—	—

Based on the foregoing and the SEC’s factors for evaluating advisor independence, the Committee believes Pay Governance LLC is an independent advisor for this purpose.

The Committee and the independent advisor meet in camera (i.e., without management present) at every meeting and the Chair of the Committee meets privately with the advisor before each meeting. Engaging with the independent advisor privately enhances the Committee’s effectiveness in overseeing compensation.

The Committee also engages counsel or other advisors as required and for the purposes of director development. The Committee applies a consistent approach for evaluating the independence of all outside advisors to ensure that any conflicts are identified and considered in advance.

An independent review of our compensation governance practices and our alignment with the FSB’s Principles for Sound Compensation Practices and Implementation Standards, and other regulatory guidance, is conducted annually by our Internal Audit group. The Committee reviews a report prepared by the Chief Auditor on the results of the review. The Internal Audit group has advised the Committee that it is satisfied with the alignment of compensation programs and practices at CIBC to regulatory guidance, recognizing that the programs and practices continue to evolve as new regulatory guidance is provided.

Our EXCO Compensation Framework

In 2013, the Committee undertook a review of our compensation program and made several key enhancements to align with feedback from our stakeholders and CIBC’s evolving strategy. Our framework reinforces our strategy-driven and risk-controlled approach to executive compensation.

Key features

Total incentive award is “at risk”	Aligns all incentive compensation, cash and deferred incentive grants, with fiscal year business and individual performance

TSR is a key performance vesting measure for Performance Share Units (PSUs)	Increases alignment of realized pay with performance

Minimize use of options	80% of deferred incentive awards are performance-based (i.e., PSUs) to align realized pay with performance

Incentive awards are “capped”	Total incentive award is capped at a maximum of 150% of the target incentive award to mitigate against undue risk taking

Voluntary deferral of cash incentive awards to Deferred Share Units (DSUs) is permitted	Increases equity ownership, alignment with shareholders and further mitigates risk taking

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Compensation Discussion and Analysis

Compensation elements

CIBC uses different compensation elements to satisfy different objectives over different timeframes, as described in the table below.

	Element	Purpose	How it is Determined

TDC	Base Salary	Provide competitive fixed pay	• Job scope, experience and market pay

	Variable Incentive Award Pay “at risk”: – Cash Incentive – PSUs – Options	Align compensation with business and individual performance

•  Absolute earnings per share (EPS) performance

•  Absolute and relative business performance measured against Board-approved scorecard

•  Weighted measures which vary by role and promote strong alignment with CIBC’s corporate and business unit goals

•  Individual performance assessed against Board-approved goals focused on strategy execution(1)

•  Previous grants are not considered when determining new grants

•  Realized value of deferred incentive awards is determined based upon future share price performance and, in the case of the 80% awarded in PSUs, relative Return on Equity (ROE) and TSR performance

Indirect Compensation	Benefits and Perquisites	Invest in employee health, wellness and engagement

•  Flex-benefit program provided to all employees in Canada, to support health and well-being

•  Consistent with our peer group (described on page 34), EXCO members receive a club membership, annual health assessment and, for certain EXCO members, automobile benefits as part of CIBC’s standard executive perquisite offering in Canada

	Retirement Programs	Contribute to financial security after retirement

•  Competitive pension arrangements (defined benefit plan or group Registered Retirement Savings Plan) provided to all employees in Canada

•  The Supplemental Executive Retirement Plan (SERP), provided to select Canadian executives at the level of Senior Vice-President and above, is generally consistent with our peer group (described on page 34) with the exception that CIBC employs a more prudent approach to the earnings used to calculate the SERP pension benefit. CIBC’s pensionable earnings are capped at a fixed dollar limit rather than calculated as a percentage of pensionable earnings without a limit. This means SERP pension benefits at CIBC do not automatically escalate with increases in compensation

(1)	For fiscal 2015, individual performance has been incorporated into the Board-approved Scorecard, including talent measures.

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Compensation Discussion and Analysis

Variable “at risk” incentive award components

Our variable incentive award elements are designed to reward performance over both the long and short terms. We use different elements to align the risk and time horizons and different measures to determine payout so that there is no duplication of metrics. Our variable incentive award program includes the following pay components:

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Compensation Discussion and Analysis

Key Grant and Performance Measures

EPS

Closely aligns with TSR and is a comprehensive measure of income, providing focus on profitable growth and expense control. A strong indicator of sustained performance over the long term that is understandable and transparent for shareholders and employees.

ROE Backward-looking, results-based measure. Used to determine realized, rather than realizable, pay.

TSR

Forward-looking, expectations-based measure that complements EPS. It is the ultimate measure of CIBC’s success against its strategy of consistent and sustainable earnings over the long term. Used to determine realized, rather than realizable, pay.

Peer group

Compensation targets for the CEO and other EXCO members are evaluated relative to companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, all EXCO roles are benchmarked against the other five major Canadian banks. For the CEO and CFO, the peer group is expanded to include the two largest Canadian insurance companies. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)	Peer group: Bank of Montreal, Manulife Financial, National Bank of Canada, Royal Bank of Canada, Bank of Nova Scotia, Sun Life Financial and the Toronto-Dominion Bank.

(2)	As at October 31, 2014 for banks and September 30, 2014 for insurance companies.

(3)	Year ended October 31, 2014 for banks and trailing 12 months ending September 30, 2014 for insurance companies.

(4)	As at October 31, 2014, as reported by Bloomberg.

Establishing target TDC

At the beginning of each year, management recommends for Committee review and Board approval a TDC target for each EXCO member. A “target” is the level of TDC typically awarded for business and individual performance that “meets expectations”. Targets are revised only with role or significant market changes.

For each role, market data for the peer group is reviewed, taking into consideration the relative size of the peer organizations, the relative size and scope of the role, as well as incumbent experience. Market data is sourced from publicly available data and from benchmarking provided by the Hay Group, an external service provider that regularly conducts a syndicated study for Canada’s large financial institutions. For roles of similar scope and complexity, targets are generally established at the median of the range for the relevant peer group, based on a trailing three-year period.

The charts below illustrate the greater pay variability for the CEO and EXCO business leaders, who have a greater ability to affect results over the long term, by showing the compensation elements as a percentage of TDC.

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Compensation Discussion and Analysis

Annual incentive plan design

The total variable incentive award (both cash and deferred) ranges from a minimum(1) of 50% to a maximum of 150% (for exceptional performance) of the target incentive award and is determined based on four components:

Total Incentive Award (50% to 150% of target)

Absolute EPS Performance	Scorecard Performance Absolute and Relative Performance against Shareholder, Client and Talent(2) Measures	Individual Performance(2)	Risk or Audit Committee Assessment (Functional Group Heads)

Discretion ± 15%(1)

(1)	Under extreme circumstances, the total incentive award may be reduced to zero to ensure pay for performance alignment.

(2)	For fiscal 2015, individual performance has been incorporated into the Board-approved Scorecard, including talent measures.

Incentive award component weightings

Each component is weighted to align with the responsibilities of the role. Actual performance may vary from 50% to 150% of the target. For 2014, relative weightings of the components were as follows:

Role	EPS Performance	Scorecard Performance	Individual Performance	Risk or Audit Committee Assessment
CEO	40%	CIBC Scorecard = 40%	20%	Not applicable
Business Leaders	40%	SBU Scorecard = 40%	20%	Not applicable
Functional Group Heads	30%	CIBC Scorecard = 30%	20%	20%
Other Roles	25%	CIBC Scorecard = 25%	50%	Not applicable

Assessing performance and determining compensation

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Compensation Discussion and Analysis

2014 Business Performance

Based on their assessment of business performance of CIBC and the Strategic Business Units (SBUs) together with input from the RMC, the Committee and Board approved the following fiscal 2014 business performance multipliers:

EPS	CIBC Scorecard	Retail and Business Banking Scorecard	Wealth Management Scorecard	Businesses of the COO(1) Scorecard
111%	100%	105%	110%	95%
(1)	The businesses of the former COO included Wholesale Banking, Technology and Operations, Treasury, and CIBC FirstCaribbean.

In assessing financial performance, the Functional Group Heads consider results on both a reported basis (which are in accordance with IFRS) and an adjusted basis, and consider both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. We believe that adjusted measures provide a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. It should be noted that there is no standardized meaning for adjusted measures under Generally Accepted Accounting Principles (GAAP). A reconciliation of GAAP to non-GAAP measures is included on page 61.

EPS performance

EPS was weighted 40% in the determination of incentive awards for the CEO and EXCO business leaders, and 30% for other EXCO members. CIBC’s adjusted diluted 2014 EPS was $8.94 and produced an overall EPS performance factor of 110.5%.

(1)	Restated to reflect the changes in accounting policies stated in Note 1 to CIBC’s consolidated financial statements. In 2013, the Committee and the Board used discretion to reduce CIBC’s adjusted diluted 2013 EPS by 50 cents, for compensation purposes.

(2)	The 2014 target of $8.58 took into consideration the impact of the Aeroplan transaction.

Scorecard performance

For 2014, scorecard performance was weighted 40% in the determination of incentive awards for the CEO and EXCO business leaders, and 30% for other EXCO members.

CIBC overall

CIBC performance met expectations in 2014. The following table summarizes 2014 CIBC scorecard performance against the measures and targets approved by the Board.

Strategic Objective	Measure	Target	2014 Results(1)		Weight	Score
Profitability and Growth	Revenue Growth	5% Growth	Met expectations	✓ $13.5 billion; 7% growth(2)	25%	25%
	Net Income Before Bonus and Tax (NIBBT) Growth	4% Growth	Met expectations	✓ 9% growth(2)	25%	25%
	Return on Assets (ROA)	≥ Peer median	Met expectations	✓ 0.89%; ranking 2 of 6	25%	25%
Sound Risk Management	Compliance with Risk Appetite Statement	Within risk appetite	Met expectations	✓ Operated in alignment with Risk Appetite Statement	25%	25%
CIBC Scorecard Multiplier						100%
(1)	On an adjusted basis.
(2)	Revenue and NIBBT results on a taxable equivalent basis and normalized for the sale of the Aeroplan portfolio.

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Compensation Discussion and Analysis

Retail and Business Banking (RBB) performance(1)

RBB continued to make progress against its objectives of accelerating profitable revenue growth and enhancing the client experience.

•	Revenue and NIBBT were comparable with 2013 and up 4% and 9%, respectively, when normalized for the sale of the Aeroplan portfolio.

•	Performance on client metrics was strong, driven primarily by solid mortgage, mutual fund and business deposit growth.

•	RBB operated in alignment with its Risk Appetite Statement, with particularly strong results on credit risk metrics.

Strategic Objective	Measures	Weight	Score
Profitability and Growth	Revenue Growth NIBBT Growth Operating Leverage	45%	45%
Strategy Execution	Market Share Net Promoter Score (NPS) Client Deepening	45%	48%
Sound Risk Management	Compliance with Risk Appetite Statement	10%	12%
RBB Scorecard Multiplier			105%

Wealth Management (WM) performance(1)

WM continued its progress in support of its strategic objectives to enhance the client experience, attract new clients and pursue strategic growth opportunities.

•	Revenue and NIBBT growth were 22% and 28%, respectively.

•	All WM lines of business contributed to strong net flows momentum. In particular, the asset management business achieved a fifth consecutive long-term mutual funds net sales record, driven by strong sales through CIBC’s retail distribution network.

•	CIBC Wood Gundy client satisfaction and market share increased.

•	WM operated in alignment with its Risk Appetite Statement.

Strategic Objective	Measures	Weight	Score
Profitability and Growth	Revenue Growth NIBBT Growth	40%	45%
Strategy Execution	Long-term Mutual Fund Net Sales % of Fee-based Revenue Delivery Against Inorganic Growth Strategy Wood Gundy Customer Satisfaction	50%	55%
Sound Risk Management	Compliance with Risk Appetite Statement	10%	10%
WM Scorecard Multiplier			110%

Businesses of the former COO(1)(2)

Wholesale Banking (WB) continued to execute against its client-focused strategy, identifying and exporting core capabilities and serving priority clients abroad.

•	WB NIBBT growth was 8%.

•	Market share performance was mixed.

•	WB operated in alignment with its Risk Appetite Statement.

CIBC FirstCaribbean performed below expectations.

•	Revenue was comparable with 2013 and lower than target due to a difficult operating environment.

•	Net income was below target but above 2013, due to lower loan losses and lower expenses driven by successful restructuring initiatives and continued expense discipline.

Other businesses under the leadership of the former COO generally met expectations based on goals and measures evaluated by the Committee and the Board and efforts are on track to close deficiencies.

Strategic Objective	Measures	Weight	Score
WB Profitability and Growth	NIBBT Growth	15%	15%
Strategy Execution	WB League Tables Delivery Against CIBC Strategic Growth Plan Technology & Operations Direct Operating Expense	35%	35%
Sound Risk Management	Compliance with Risk Appetite Statement	40%	38%
CIBC FirstCaribbean	Revenue Net Income Growth Delivery Against Strategic Plan	10%	7%
Businesses of the COO Scorecard Multiplier			95%

(1)	On an adjusted basis.
(2)	Revenue and NIBBT results on a taxable equivalent basis.

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Compensation Discussion and Analysis

2014 Individual Performance and Compensation

For 2014, Individual Performance was weighted 20% in the determination of the incentive award for the CEO, EXCO business leaders, Functional Group Heads and other former SET members. Named Executive Officers (NEOs) and other EXCO members who were not former SET members, including Mr. Culham, were not evaluated using the EXCO (and former SET) compensation framework.

In 2014, CIBC had seven NEOs including the current and former CEOs, the CFO, the three most highly compensated officers who were active EXCO members at October 31, 2014 and the former COO, who would have otherwise qualified as one of the three most highly compensated officers were he actively employed on October 31, 2014.

The Committee and Board rated all of the NEOs as either “Successfully Met Expectations” or “Exceeded Expectations” based on their individual performance against objectives approved by the Board at the beginning of 2014 and, for the CFO and CAO, as assessed by the Audit Committee for performance against their governance responsibilities.

Mr. Dodig

Mr. Dodig was appointed to the role of CEO effective September 15, 2014. For the first 10.5 months of the fiscal year, he was Group Head of WM. Given his late-year promotion, Mr. Dodig’s compensation was awarded primarily based on performance in his WM role. The Board assessed Mr. Dodig’s performance in his WM role as “Exceeded Expectations” and his performance as CEO as “Successfully Met Expectations”.

In his role as Group Head of WM, Mr. Dodig was responsible for leading CIBC Wood Gundy, CIBC Investor’s Edge, CIBC Private Wealth Management and CIBC Asset Management, including both the mutual fund company and the investment management activities of the group.

Under Mr. Dodig’s leadership and in alignment with CIBC’s strategic priority of building its wealth management platform, CIBC completed the acquisition of Atlantic Trust, a U.S. private wealth management firm, in the first quarter of fiscal 2014. CIBC also continued to improve client satisfaction, build fee-based revenue and grow assets under management, supported by strong net sales of long-term mutual funds, and improved client satisfaction.

Mr. Dodig increased WM executive bench strength and actively supported senior management of Bank of N.T. Butterfield & Son Ltd. and American Century Investments in advising them on their respective strategies.

Under Mr. Dodig’s leadership during the short time he has been CEO, CIBC has achieved progress against its client-focused strategy and initiatives to evolve CIBC’s culture. In his new role, Mr. Dodig has also led an effective transition of CIBC’s senior management team and continued his strong sponsorship of CIBC’s talent management, diversity and inclusion programs.

2014 Compensation

The 2014 TDC target for Mr. Dodig was based on a combination of his annual targets for both his WM and CEO roles. Based on the formulaic calculation illustrated on the following page, the Board approved final TDC for Mr. Dodig of $4.7 million, a 23% increase over 2013, primarily attributable to his strong performance as Group Head of WM.

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Compensation Discussion and Analysis

Performance	Group Head, WM (10.5 months)		CEO (1.5 months)
	Weight	Multiplier	Weight	Multiplier
EPS	40%	111%	40%	111%
Wealth/CIBC Scorecard	40%	110%	40%	100%
Individual	20%	140%	20%	100%
Total	100%	116.2%	100%	104.2%

Pay Element ($ unless otherwise noted)	Group Head, WM		CEO		Total
	Target(1)	Actual	Target(1)	Actual	Actual
Cash Incentive	1,067,500	1,240,392	325,000	338,636	1,579,028
Mid-term Incentives	1,281,000	1,488,470	390,000	406,364	1,894,834
Options	320,250	372,117	97,500	101,591	473,708
Total Incentive	2,668,750	3,100,979	812,500	846,591	3,947,570
% of Target Incentive		116.2		104.2	113.4
Base Salary	656,250	656,250	125,000	125,000	781,250
TDC	3,325,000	3,757,229	937,500	971,591	4,728,820
% of Target TDC		113.0		103.6	110.9

(1)	Pro-rated based on Mr. Dodig’s time in the role: 10.5 months as Group Head, WM and 1.5 months as CEO.

The ratio of Mr. Dodig’s actual to target variable pay of 111% compared with an average ratio of 105% for CIBC’s other active EXCO member NEOs reported in the Summary Compensation Table on page 45. The ratio of Mr. Dodig’s variable pay to average variable pay for the other active EXCO member NEOs was 103%.

At the time of his appointment, the Board approved a fiscal 2015 TDC target of $7.5 million for Mr. Dodig, consisting of a $1.0 million base salary and an “at risk” incentive award of $6.5 million.

Mr. McCaughey

Mr. McCaughey was CEO until September 15, 2014. During 2014, Mr. McCaughey continued to develop and execute CIBC’s strategy. Financial performance was solid and was achieved within CIBC’s risk appetite. Revenue growth was positive over 2013 and above CIBC’s target. Net Income and EPS were above target, ROA was stable and CIBC’s capital position remained strong.

Under Mr. McCaughey’s leadership, CIBC was recognized by Mediacorp as one of Canada’s Best Diversity Employers and Best Employers for New Canadians. Mr. McCaughey also supported talent renewal, organization changes and key business investments.

Mr. McCaughey’s 2014 incentive award, paid fully in cash, was based on performance and his pro-rated target for his 10.5 months of service. Based on the formulaic calculation illustrated below, the Board approved final TDC for Mr. McCaughey of $8.6 million, up 6% on an annualized basis from 2013.

Performance	Weight	Multiplier	▶	Pay Element ($ unless otherwise noted)	2014		2013	2012
					Target	Actual	Actual	Actual
EPS	40%	111%		Cash Incentive	7,000,000	7,293,700	3,119,600	2,944,000
CIBC Scorecard	40%	100%		Mid-term Incentives(1)	—	—	3,743,520	3,840,000
Individual	20%	100%		Options	—	—	935,880	960,000
Total	100%	104.2%		Total Incentive	7,000,000	7,293,700	7,799,000	7,744,000
				% of Target Incentive(2)		104.2	97.5	96.8
				Base Salary(3)	1,500,000	1,500,000	1,500,000	1,500,000
				TDC	8,500,000	8,793,700	9,299,000	9,244,000
				% of Target TDC		103.5	97.9	97.3

(1)	In 2012, includes Book Value Units (BVUs) and PSUs.

(2)	Mr. McCaughey’s Total Target Incentive for 2014 has been pro-rated for his 10.5 months of service.

(3)	For 2014, Mr. McCaughey received a total base salary of $1,500,000, which includes salary continuance payments between September 15, 2014 and October 31, 2014. See page 58 for further details of Mr. McCaughey’s post-employment arrangement.

In addition to his 2014 incentive award, Mr. McCaughey also received certain payments as part of his post-employment arrangements described on page 58.

39	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

CEO realized and realizable pay

The chart and accompanying table below illustrate CIBC’s strong track record of aligning CEO pay to CIBC’s performance. The table compares the current value of compensation awarded to CIBC’s CEOs since 2006 to a comparable measure of the value received by shareholders over the same period of time.

The current value of the CEO awards (in respect of the fiscal years noted) as at December 31, 2014, represents the total of:

(1)	realized pay received by the CEO (actual pay from awards received, dividend equivalents paid and options exercised); and

(2)	potential realizable value of awards yet to be paid (unvested units and unexercised options if still outstanding).

			Value at December 31, 2014 ($)				Value of $100
Year	CEO ($)	TDC Awarded (1) ($)	A Realized Pay(2)	B Realizable Pay(3)	A + B = C Current Value	Period	To CEO(4)	To Shareholders(5)
2006	McCaughey	9,050,000	7,483,351	—	7,483,351	10/31/2005 to 12/31/2014	83	209
2007	McCaughey	5,312,500	7,024,050	—	7,024,050	10/31/2006 to 12/31/2014	132	166
2008	McCaughey	8,160,000	13,497,068	—	13,497,068	10/31/2007 to 12/31/2014	165	138
2009	McCaughey	6,240,000	8,417,525	—	8,417,525	10/31/2008 to 12/31/2014	135	244
2010	McCaughey	9,337,000	12,186,401	—	12,186,401	10/31/2009 to 12/31/2014	131	203
2011	McCaughey	10,010,000	14,089,641	1,328,770	15,418,411	10/31/2010 to 12/31/2014	154	153
2012	McCaughey	9,244,000	4,631,293	7,068,566	11,699,859	10/31/2011 to 12/31/2014	127	152
2013	McCaughey	9,299,000	4,781,491	5,050,748	9,832,239	10/31/2012 to 12/31/2014	106	139
2014	McCaughey	8,793,700	8,793,700	—	8,793,700	10/31/2013 to 12/31/2014	100	117
2014	Dodig	4,728,820	2,360,278	1,797,619	4,157,897	10/31/2013 to 12/31/2014	88	117
						Weighted Average	123	161

(1)	TDC awarded for performance during the fiscal year.

(2)	Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period and the dividend equivalents paid, and the value of options exercised during the period.

(3)	Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of options if still outstanding.

(4)	Represents the actual value to Mr. Dodig for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period.

(5)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

Mr. Glass

As the CFO of CIBC, Mr. Glass is responsible for the financial governance of CIBC, including financial planning and analysis, tax planning and compliance, management and regulatory reporting, maintaining accounting records and liaising with CIBC’s investors. In September 2014, Mr. Glass’ mandate was expanded to include accountability for CIBC’s Treasury function.

In 2014, Mr. Glass fulfilled all of his governance responsibilities while providing proactive advice to CIBC’s senior business leaders on financial governance and reporting matters, and in support of strategic transactions.

Mr. Glass continued to sponsor CIBC’s talent management, diversity and inclusion programs. During the year, several women advanced or were appointed to senior management roles within the Finance group.

CIBC PROXY CIRCULAR	40

Compensation Discussion and Analysis

Based on the formulaic calculation illustrated below, the Board approved final TDC for Mr. Glass of $2.6 million, a 12% increase over 2013, primarily attributable to a 2014 target increase approved by the Board to reflect Mr. Glass’ continued development in his role and additional accountabilities assumed through the year.

Performance	Weight	Multiplier	▶	Pay Element ($ unless otherwise noted)	2014	2013	2012
EPS	30%	111%		Cash Incentive	772,200	687,200	611,000
CIBC Scorecard	30%	100%		Mid-term Incentives(1)	926,640	824,640	800,000
Committee Assessment	20%	115%		Options	231,660	206,160	200,000
Individual	20%	100%		Total Incentive	1,930,500	1,718,000	1,611,000
Total	100%	106.1%		% of Target Incentive	106.1	99.6	97.6
				Base Salary(2)	712,500	637,500	550,000
				TDC	2,643,000	2,355,500	2,161,000
				% of Target TDC(3)	102.9	98.1	96.0

(1)	In 2012, includes BVUs and PSUs.

(2)	In fiscal 2014, Mr. Glass’ salary increased effective May 1, 2014 and represents six months at $675,000 and six months at $750,000. In fiscal 2013, Mr. Glass’ salary increased effective May 1, 2013 and represents six months at $600,000 and six months at $675,000. In fiscal 2012, Mr. Glass’ salary increased effective May 1, 2012 and represents six months at $500,000 and six months at $600,000.

(3)	In 2013 and 2012, represents TDC as a percentage of the full-year TDC target (i.e., including base salary on a full-year basis, rather than the pro-rated amount).

Mr. Culham

Mr. Culham was appointed Group Co-Head of WB, effective September 15, 2014. For the first 10.5 months of the fiscal year, he was responsible for leading CIBC’s global capital markets business. With his promotion, Mr. Culham’s mandate was expanded to include accountability for WB’s international business.

In 2014, Mr. Culham contributed to WB’s delivery of consistent, risk-controlled results. Under his leadership, CIBC increased its market share in Capital Markets and CIBC’s trading businesses were recognized for several client accomplishments. In alignment with WB’s targeted international growth strategy, CIBC also established a formal presence in Latin America.

Mr. Culham continued to focus on initiatives to support the advancement of women in leadership roles and in capital markets.

The Board approved final TDC for Mr. Culham of $7.3 million based on performance in his previous role and target pay for performance in his new role.

Pay Element ($ unless otherwise noted)	2014	2013	2012
Cash Incentive	2,756,680	3,400,000	2,900,000
Mid-term Incentives	3,308,016	3,400,000	2,900,000
Options	827,004	—	—
Total Incentive	6,891,700	6,800,000	5,800,000
Base Salary	412,500	400,000	400,000
TDC	7,304,200	7,200,000	6,200,000

At the time of his appointment, the Board approved a fiscal 2015 TDC target of $7.0 million for Mr. Culham, consisting of a $500,000 base salary and an “at risk” incentive award of $6.5 million.

Mr. Williamson

As the Group Head of RBB, Mr. Williamson is responsible for leading CIBC’s personal and business banking operations in Canada, the largest contributor to CIBC’s overall earnings. In September 2014, Mr. Williamson’s mandate was expanded to include accountability for CIBC FirstCaribbean.

In 2014, Mr. Williamson led the retail bank’s progress against its objectives of accelerating profitable revenue growth and enhancing the client experience. Several key initiatives were launched including the CIBC Aventura Travel Rewards program, the first phase of our branch based technology platform (COMPASS) and CIBC’s partnership with the Greater Toronto Airports Authority. Market share growth was achieved, driven primarily by strong mortgage, mutual fund and business deposit growth through CIBC’s retail distribution network.

Mr. Williamson made progress on critical role succession planning and building a strong representation of women in leadership roles within RBB.

41	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Based on the formulaic calculation illustrated below, the Board approved final TDC for Mr. Williamson of $4.8 million, a 12% increase over 2013, attributable to a 2014 target increase approved by the Board to reflect Mr. Williamson’s continued development in his role, strong performance and the expansion of his accountabilities.

Performance	Weight	Multiplier	▶	Pay Element ($ unless otherwise noted)	2014	2013	2012
EPS	40%	111%		Cash Incentive	1,604,400	1,393,600	1,248,000
SBU Scorecard	40%	105%		Mid-term Incentives(1)	1,925,280	1,672,320	1,550,000
Individual	20%	130%		Options	481,320	418,080	400,000
Total	100%	112.2%		Total Incentive	4,011,000	3,484,000	3,198,000
				% of Target Incentive	112.2	101.0	98.4
				Base Salary	750,000	750,000	750,000
				TDC	4,761,000	4,234,000	3,948,000
				% of Target TDC	110.1	100.8	98.7

(1)	In 2012, includes BVUs and PSUs.

Mr. Capatides

As the CAO and General Counsel for CIBC, Mr. Capatides has overall responsibility for the Legal, Compliance and Human Resources functions across CIBC, and oversees CIBC’s Privacy, Ombudsman and Corporate Secretary functions. In September 2014, his mandate was expanded to include accountability for CIBC’s Strategy and Corporate Development activities.

In 2014, Mr. Capatides fulfilled all of his governance responsibilities while providing proactive advice and counsel to CIBC’s senior business leaders and the Board. Mr. Capatides also implemented investments to sustain and improve the effectiveness of CIBC’s control environment, functions and processes.

Mr. Capatides was a strong sponsor of CIBC’s leadership programs. He also supported the Board Chair, the Committee and the former and current CEOs through a period of significant leadership and organizational change.

Based on the formulaic calculation illustrated below, the Board approved final TDC for Mr. Capatides of US$3.2 million, a 15% increase over 2013, attributable to generally strong performance and in particular, the significant leadership role he assumed with respect to CIBC’s senior leadership succession process and Board renewal.

Performance	Weight	Multiplier	▶	Pay Element (US$ unless otherwise noted)	2014	2013	2012
EPS	30%	111%		Cash Incentive	960,480	796,800	705,000
CIBC Scorecard	30%	100%		Mid-term Incentives(1)	1,152,576	956,160	1,000,000
Committee Assessment	20%	115%		Options	288,144	239,040	250,000
Individual	20%	115%		Total Incentive	2,401,200	1,992,000	1,955,000
Total	100%	109.1%		% of Target Incentive	109.1	99.6	97.8
				Base Salary	750,000	750,000	750,000
				TDC	3,151,200	2,742,000	2,705,000
				% of Target TDC	106.8	99.7	98.4

(1)	In 2012, includes BVUs and PSUs.

Mr. Nesbitt

As CIBC’s former COO, Mr. Nesbitt was responsible for the global operations of WB, Treasury, Technology and Operations, CIBC’s international operations including CIBC FirstCaribbean, and Strategy and Corporate Development.

From 2008 through September 15, 2014, Mr. Nesbitt led WB’s delivery of consistent, risk-controlled results and under his leadership WB delivered solid results in 2014, including revenue and earnings growth that exceeded target.

While difficult economic conditions in the Caribbean regions continue to impact results, CIBC FirstCaribbean’s 2014 results were below target but significantly improved over 2013 results.

Mr. Nesbitt continued to focus on the advancement of women in capital markets and increasing leadership bench strength.

CIBC PROXY CIRCULAR	42

Compensation Discussion and Analysis

Mr. Nesbitt’s 2014 incentive award, paid fully in cash, was based on performance and his pro-rated target for his 10.5 months of service. Based on the formulaic calculation illustrated below, the Board approved final TDC for Mr. Nesbitt of $6.7 million.

Performance	Weight	Multiplier	▶	Pay Element ($ unless otherwise noted)	2014	2013	2012
EPS	40%	111%		Cash Incentive	5,663,000	2,555,623	2,334,561
SBU Scorecard	40%	95%		Mid-term Incentives(1)	—	3,097,559	3,246,906
Individual	20%	90%		Options	—	774,390	811,727
Total	100%	100.2%		Total Incentive	5,663,000	6,427,572	6,393,194
				Deduction for SERP Offset(2)	255,000	254,428	248,806
				% of Target Incentive(3)	100.2	99.0	98.4
				Base Salary(4)	750,000	750,000	750,000
				TDC	6,668,000	7,432,000	7,392,000
				% of Target TDC	100.2	99.1	98.6

(1)	In 2012, includes BVUs and PSUs.

(2)	Mr. Nesbitt has been provided with SERP benefits, the value of which is offset through deductions to his annual cash bonus, mid-term incentives and option awards, which are reflected above, and included in % of Target Incentive and TDC.

(3)	Mr. Nesbitt’s Total Target Incentive for 2014 has been pro-rated for his 10.5 months of service.

(4)	For 2014, Mr. Nesbitt received a total base salary of $750,000 which includes salary continuance payments between September 15, 2014 and October 31, 2014. See page 58 for further details of Mr. Nesbitt’s post-employment arrangement.

In addition to his 2014 incentive award, Mr. Nesbitt also received certain payments as part of his post-employment arrangement described on page 58.

Back-testing of NEO TDC versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2009 through October 31, 2014, with the cumulative TSR of the S&P/TSX Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO TDC over this same period demonstrates the strong alignment of CIBC NEO pay with CIBC performance.

Cumulative Return(1) (%)	2009	2010	2011	2012	2013	2014
CIBC	100.00	132.38	132.95	146.01	172.89	208.97
S&P / TSX Composite Index	100.00	119.45	118.46	123.75	137.37	154.63
S&P / TSX Composite Banks Index	100.00	118.62	118.77	133.45	165.92	195.84
CIBC NEO TDC(2)	100.00	141.20	131.63	129.79	138.43	164.44

(1)	With dividends reinvested.

(2)	CIBC NEO TDC is the sum of base salary, cash incentive, mid-term incentives, grant date value of options plus the value of any SERP benefit. 2014 data excludes the two lowest paid NEOs. The figures set out above show 2009 CIBC NEO TDC expressed as $100 compared to TDC for subsequent years.

43	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Cost of management ratio (COMR)(1)

The table below summarizes NEO compensation as a percentage of net income after tax (NIAT) over the past three fiscal years. While the composition of the NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts.

Year	NEO Compensation(2) ($000s)	NIAT(3) ($000s)	NEO compensation as a % of NIAT(3)
2014	32,256	3,215,000	1.00%
2013	27,153	3,350,000	0.81%
2012	25,458	3,303,000	0.77%

(1)	COMR is not a defined term under Canadian securities legislation and is not a GAAP measure. As a result, CIBC’s COMR may not be directly comparable to that of other companies.

(2)	CIBC NEO TDC is the sum of base salary, cash incentive, mid-term incentives, grant date value of options plus the value of any SERP benefit. 2014 data excludes the two lowest paid NEOs and is higher than it would otherwise have been as a result of the senior leadership transition.

(3)	NIAT for the prior years was restated to reflect the changes in accounting policies stated in Note 1 to CIBC’s consolidated financial statements. COMR based on adjusted net income was 0.88% for 2014, 0.76% for 2013 and 0.76% for 2012. A reconciliation of reported to adjusted net income is provided on page 61.

Talent Management and Succession Planning

Effective talent management, leadership development and succession planning are key components in our ability to create value for our stakeholders. Our talent strategy is focused on three core objectives:

Right People Ensuring we have the right people to support our clients and improve business performance	Right Leaders Ensuring we have the right leaders long term by increasing leadership capability and executive bench strength	Right Culture Ensuring talent management is embedded within our business plans and performance goals

The Board and Committee regularly review progress against this strategy with a focus on developing a strong, diverse pipeline of future men and women leaders, as well as further integrating CIBC’s talent and business strategies. The Committee holds the CEO and EXCO accountable for the progress of our talent strategy by setting specific performance goals relating to talent management.

Throughout the year, the Committee conducts in-depth executive talent reviews focused on the depth and diversity of succession pools for key leadership roles across CIBC as well as specific development plans for our senior leaders. Annually, the Board reviews succession and development plans for the CEO and his direct reports. This includes in-depth reviews of the emergency, mid- and long-term succession plans for these roles and development actions required to increase the readiness of succession candidates.

In addition, the Committee reviews the progress on broad-based leadership development initiatives and receives reports on critical employee matters, including employee engagement, turnover, diversity and external recognition of our workplace. CIBC continues to receive positive recognition as an employer, and in particular, for our work in the area of diversity and inclusion.

The Committee is satisfied that CIBC’s talent strategy is designed to attract and retain talented and engaged employees and leaders who are positioned to deliver on CIBC’s client-focused strategy.

Gender Diversity

CIBC recognizes that diverse teams working in an inclusive environment, which values differences in perspectives, are more innovative, make better decisions, reduce risk and create a superior experience for our clients. In 2014, CIBC continued to invest in and strengthen our commitment to building gender balanced leadership teams. Laura Dottori-Attanasio, Chief Risk Officer, was named CIBC’s Executive Sponsor for Diversity and Inclusion. In addition, a Gender Diversity and Inclusion Executive Committee was established during the year, comprised of senior leaders from across CIBC and co-chaired by Kevin Patterson, Group Head of Technology and Operations and Jacqueline Moss, Head of Strategy and Corporate Development. The Committee oversees the implementation of CIBC’s gender diversity and inclusion strategy, which includes a focus on the integration of inclusion principles within our talent management programs and processes and the tracking of results against measurable goals which are currently being implemented.

CIBC PROXY CIRCULAR	44

Compensation Disclosure

Summary compensation table

The following table discloses compensation for the fiscal years indicated for CIBC’s seven NEOs, including the current and former CEOs, the CFO, the three most highly compensated officers who were active EXCO members at October 31, 2014 and the former COO, who would have otherwise qualified as one of the three most highly compensated officers were he actively employed on October 31, 2014.

									Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year		Salary ($)		Share-based Awards(1) (PSUs) ($)		Option-based Awards(2) ($)		Annual Incentive Plans(3) (cash bonus)		Long-term Incentive Plans (BVUs)(4)		Pension Value(5) ($)		All Other Compensation(6)(7)(8) ($)		Total Compensation ($)
Victor Dodig CEO	2014		781,250	(9)	1,894,834		473,708		1,579,028		—		2,389,000	(10)	2,250		7,120,070
	2013		750,000		1,479,360		369,840		1,232,800		—		140,000		2,250		3,974,250
	2012		750,000		600,000		300,000		874,000		600,000		129,000		2,250		3,255,250
Gerry McCaughey Former CEO	2014	(11)	1,500,000		—		—		7,293,700		—		757,000		1,002,208		10,552,908
	2013		1,500,000		3,743,520		935,880		3,119,600		—		717,000		—		10,016,000
	2012		1,500,000		1,920,000		960,000		2,944,000		1,920,000		687,000		—		9,931,000
Kevin Glass CFO	2014		712,500	(12)	926,640		231,660		772,200		—		229,000		2,250		2,874,250
	2013		637,500	(12)	824,640		206,160		687,200		—		214,000		2,250		2,571,750
	2012		550,000	(12)	400,000		200,000		611,000		400,000		199,000		2,634		2,362,634
Harry Culham Group Co-head, WB	2014		412,500	(13)	3,308,016		827,004		2,756,680		—		19,000		2,250		7,325,450
	2013		400,000		3,400,000		—		3,400,000		—		16,000		2,250		7,218,250
	2012		400,000		2,900,000		—		2,900,000		—		16,000		2,250		6,218,250
David Williamson Group Head, RBB	2014		750,000		1,925,280		481,320		1,604,400		—		216,000		2,250		4,979,250
	2013		750,000		1,672,320		418,080		1,393,600		—		197,000		2,250		4,433,250
	2012		750,000		775,000		400,000		1,248,000		775,000		178,000		2,250		4,128,250
Mike Capatides(14) CAO	2014		820,275		1,260,572		315,143		1,050,477		—		268,000		520,370	(15)	4,234,837
	2013		767,625		978,630		244,657		815,525		—		217,000		447,603	(15)	3,471,040
	2012		752,325		501,550		250,775		707,186		501,550		247,000		436,112	(15)	3,396,498
Richard Nesbitt Former COO	2014	(16)	750,000		—		—		5,663,000	(17)	—		286,000	(17)	811,875	(17)	7,510,875
	2013		750,000		3,097,559	(17)	774,390	(17)	2,555,623	(17)	—		231,000	(17)	—		7,408,572
	2012		750,000		1,623,453	(17)	811,727	(17)	2,334,561	(17)	1,623,453	(17)	212,000	(17)	—		7,355,194
(1)	Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. PSUs are valued based on the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1st for the specified fiscal year.

Vested PSUs pay out at the end of three years. For PSUs granted in December 2013 for fiscal 2013 and subsequently in 2014, vesting is based on CIBC’s ROE and TSR performance relative to our peer group. See page 33. For PSUs granted in December 2012 for fiscal 2012, vesting is based on CIBC’s ROE performance relative to our peer group. The settlement of PSUs will be made in cash at which time each unit will be valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days before December 1, 2017, December 1, 2016 or December 1, 2015, as the case may be, depending on the year of the grant. Dividend equivalents are paid quarterly on 100% of the number of PSUs granted and no adjustments will be made to these amounts based on the actual number of PSUs that vest. See note (8).

(2)	The option values shown are the grant date fair values and are determined using the Black-Scholes methodology as calculated by an external consulting firm. The Committee and Board consider this methodology appropriate in valuing option grants for compensation purposes, and it is a typical market approach to valuing options for this purpose. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. The methodology and assumptions are as follows:

Assumptions	Grants made in December 2014 for fiscal 2014	Grants made in December 2013 for fiscal 2013	Grants made in December 2012 for fiscal 2012
Methodology	Black-Scholes (five-year average 2010-2014)	Black-Scholes	Black-Scholes
Risk-free rate (%)	1.96	2.69	1.71
Dividend yield (%)	4.03	4.24	4.79
Share price volatility (%)	12.8	16.9	23.4
Term	10 years	10 years	10 years
Value per option ($)	13.46	9.19	9.61

45	CIBC PROXY CIRCULAR

Compensation Disclosure
This methodology is different than that used for determining the accounting fair value (AFV) for financial statements as illustrated below:

	2014		2013		2012
Name (All figures in $)	AFV ($8.65 per option)	Variance	AFV ($9.58 per option)	Variance	AFV ($6.78 per option)	Variance
Victor Dodig	304,515	169,331	385,250	15,683	211,611	88,327
Gerry McCaughey	No options granted		974,880	39,687	677,159	282,649
Kevin Glass	148,918	82,809	214,755	8,743	141,078	58,887
Harry Culham	531,620	295,618	No options granted		No options granted
David Williamson	309,402	172,049	435,507	17,729	282,150	117,770
Mike Capatides	201,398	111,991	254,033	10,342	177,426	74,058
Richard Nesbitt	No options granted		806,655	32,839	572,571	238,994

(3)	Beginning with awards granted in December 2014 for fiscal 2014, executives may voluntarily elect to receive all or a portion of their cash awards as DSUs. None of the NEOs elected to defer their 2014 awards. Mr. Culham has elected to defer 50% of any 2015 cash bonus.

(4)	Amounts shown represent the grant value of the BVUs awarded under the BVU Plan for the specified fiscal years. BVUs are valued based on the book value of CIBC determined in accordance with IFRS, divided by the number of outstanding CIBC common shares as at the applicable grant date and, when paid out after vesting, as at the applicable vesting date, in accordance with and subject to the terms of the BVU Plan. BVUs vest at the end of three years. The number of BVUs awarded to an NEO is adjusted quarterly for dividends paid during the fiscal year and also to reflect any common share issuances or repurchases. The last award granted under this plan was in December 2012 for fiscal 2012.

(5)	Amounts shown represent the compensatory change in defined benefit pension obligations for the fiscal year indicated, and as shown for 2014 in the pension table on page 54.

(6)	The value of perquisites for each NEO is not greater than the lesser of $50,000 and 10% of salary and, as provided under Canadian securities law, is therefore not included in “All Other Compensation”.

Any personal use of the CIBC plane by the CEO is subject to its availability and reimbursement by the CEO and therefore is not included in these values.

(7)	Amounts shown include any CIBC contributions for the NEOs to the Employee Share Purchase Plan (ESPP). Under the ESPP, employees can contribute up to 10% of their annual base earnings to acquire CIBC common shares, and CIBC contributes an amount equal to 50% of the employee’s contribution up to 3% of annual base earnings (subject to an annual individual limit of $2,250). For Mr. Glass, the 2012 amount shown includes CIBC contributions of $384 for the period November 1, 2011 through December 31, 2011, and $2,250 within the remainder of fiscal 2012. For Mr. Capatides, the amounts shown include CIBC contributions to a U.S. 401(k) savings plan of $11,292 in fiscal 2014, $10,363 in fiscal 2013 and $9,956 in fiscal 2012.

(8)	Disclosure of dividend equivalent amounts earned from PSU, DSU, BVU, Retirement Special Incentive Program (RSIP) and Retirement Deferred Share Units (RDSU) awards that were granted in prior years is not required as the dividend equivalents were factored into the disclosed grant date fair value of the awards. For information, the dividend equivalent amounts for fiscal 2014, 2013 and 2012 are as follows: $287,539, $239,918 and $147,408 for Mr. Dodig; $2,084,386, $2,680,305 and $2,488,490 for Mr. McCaughey; $165,414, $129,610 and $72,094 for Mr. Glass; $462,532, $439,915 and $365,784 for Mr. Culham; $374,143, $424,716 and $367,747 for Mr. Williamson; $226,678, $282,851 and $317,304 for Mr. Capatides; and $749,901, $940,896 and $823,050 for Mr. Nesbitt. Includes dividend equivalents paid in 2012 in relation to the actual number of fiscal 2009 PSUs that vested.

The RDSU and RSIP plans are no longer active and no grants were made under either of these plans for the years covered in the Summary Compensation Table. For additional information, see the descriptions contained in the 2000 and 1999 Management Proxy Circulars. CIBC hedged the RDSU plan through a total return swap arrangement with a third party financial institution. For the RSIP plan, funding for the grants was paid into a trust which purchased CIBC common shares in the open market and, at that time, CIBC’s compensation liability in respect of these grants was eliminated.

There are no longer any participants in either the RDSU or RSIP plans. The settlement and payout of RSIP and RDSU awards were subject to a mandatory deferral until retirement, death or other termination of employment. These amounts offset other forms of incentive compensation for each of the years in which allocations were made. See “Incentive plan awards – value vested or earned during the financial year” table on the following page.

(9)	Mr. Dodig held the role of Group Head, WM until September 15, 2014 when he was appointed CEO. His fiscal 2014 base salary reflects 10.5 months at $750,000 and 1.5 months at $1,000,000.

(10)	The 2014 Pension Value for Mr. Dodig includes an amount of $2,201,000 due to the impact on his accrued pension of applying the CEO SERP compensation limit.

(11)	Mr. McCaughey held the role of CEO until September 15, 2014. Included in “Salary” and “All Other Compensation” are payments of $187,500 and $1,002,208, respectively, made between September 15, 2014 and October 31, 2014. Included in “Pension Value” is the compensatory change in defined benefit pension obligations of $96,000 during this period. Details of these post-employment payments are included on page 58.

(12)	Mr. Glass’ fiscal 2014 salary represents six months at $675,000 and six months at $750,000. Mr. Glass’ fiscal 2013 salary represents six months at $600,000 and six months at $675,000. Mr. Glass’ fiscal 2012 salary represents six months at $500,000 and six months at $600,000.

(13)	Mr. Culham’s fiscal 2014 salary represents 10.5 months at $400,000 and 1.5 months at $500,000, reflecting his appointment as Group Co-Head, WB and a member of EXCO effective September 15, 2014.

(14)	Mr. Capatides’ compensation is determined and paid to him in U.S. dollars. Compensation, except for the Pension Value, has been converted to Canadian dollars at an average Bank of Canada rate of exchange for the fiscal years as follows: US$1.00 = C$1.0937 for 2014, US$1.00 = C$1.0235 for 2013 and US$1.00 = C$1.0031 for 2012. Pension Value is shown in Canadian dollars at a Bank of Canada rate of exchange for the fiscal years as follows: US$1.00 = C$1.1271 for 2014, US$1.00 = C$1.0427 for 2013 and US$1.00 = C$0.9990 for 2012, based on the October month-end spot rate.

(15)	Amounts for Mr. Capatides include tax equalization payments made on behalf of Mr. Capatides for Canadian income taxes paid in excess of U.S. income taxes, as a portion of Mr. Capatides’ duties were required to be performed in Canada. Amounts were $509,078 in fiscal 2014, $437,240 in fiscal 2013 and $426,156 in fiscal 2012.

(16)	Mr. Nesbitt held the role of COO until September 15, 2014. Included in “Salary” and “All Other Compensation” are payments of $93,750 and $811,875, respectively, made between September 15, 2014 and October 31, 2014. Included in “Pension Value” is the compensatory change in defined benefit pension obligations of $36,000 during this time. Details of these post-employment payments are included on page 59.

(17)	In fiscal 2009, Mr. Nesbitt was granted participation in the SERP effective from his 2008 date of hire with CIBC. The economic value of his annual SERP benefit accrual is offset each year against his annual cash bonus and deferred incentive compensation awards. The share-based, option-based, annual cash bonus, BVUs and all other compensation amounts shown in the table for Mr. Nesbitt reflect a reduction of $255,000 for fiscal 2014 in respect of SERP benefits accrued for fiscal 2014, $254,428 for fiscal 2013 in respect of SERP benefits accrued for fiscal 2013, and a reduction of $248,806 for fiscal 2012 in respect of SERP benefits accrued for fiscal 2012.

CIBC PROXY CIRCULAR	46

Compensation Disclosure

Incentive plan awards – value vested or earned during the financial year

The following table sets out information concerning the value of incentive plan awards vested or earned by each NEO during fiscal 2014.

Name (All figures in $)	Option-based Awards Value Vested During the Year(1)	Share-based Awards Value Vested During the Year(2)	Non-equity Compensation (Annual Incentive Plan and BVUs) Value Earned or Vested During the Year(3)
Victor Dodig	281,974	1,117,769	1,579,028
Gerry McCaughey(4)	483,020	2,496,901	11,157,735
Kevin Glass	74,575	355,659	772,200
Harry Culham	—	4,064,625	2,756,680
David Williamson(5)	2,299,139	725,781	2,629,083
Mike Capatides(6)	145,777	762,110	2,082,823
Richard Nesbitt	360,637	2,085,325	8,354,937

(1)	Represents the total value of options that vested during fiscal 2014. The value is equal to the difference between the exercise price of the options and the closing price of CIBC common shares on the TSX on the vesting date. The NEO may not have exercised the options on that date or subsequently, and the amount shown accordingly may not reflect an actual amount, if any, realized by the NEO. The value of exercised and unexercised options is included in the following section.

(2)	Represents the total value of Restricted Share Awards (RSAs) and PSUs that vested and paid out during fiscal 2014. The performance factor applied to the PSUs granted for fiscal 2010 to determine the final amount paid out to participants was 125%, based on CIBC’s relative ROE performance versus the relevant peer group for the period November 1, 2010 to October 31, 2013.

(3)	Represents the total value of annual cash bonus awards for fiscal 2014 which are also disclosed in the Summary Compensation Table under the “Non-equity Incentive Plan Compensation” column, and the total value of the BVUs that vested and paid out during fiscal 2014.

(4)	In fiscal 1999 and fiscal 2003, Mr. McCaughey was awarded one-time RDSU and RSIP grants, respectively. As disclosed in prior years, these awards met time- and performance-based vesting conditions prior to his appointment as CEO but were not payable until termination of employment, death or retirement. Following the end of his active employment on September 15, 2014, Mr. McCaughey received a total of $43,283,623 for the settlement and payout of these awards.

(5)	Includes the vesting of a special, one-time grant of performance-conditioned options which met the required performance condition November 26, 2013, as disclosed on the following page.

In fiscal 2010, Mr. Williamson was also granted a one-time award of DSUs further to his offer of employment. This one-time award, which vests 20% over five years beginning June 28, 2011 and ending June 28, 2015, assisted in providing a competitive mid-career hire retirement arrangement. The value of the DSUs that vested during fiscal 2014 is not included in these figures as this is not an incentive plan award and these amounts have not been paid out. The value of these outstanding vested DSUs as at October 31, 2014 is disclosed on the following page.

(6)	Mr. Capatides’ “Annual Incentive Plan” amount was determined and paid to him in U.S. dollars. It has been converted to Canadian dollars at an average Bank of Canada rate of exchange for fiscal 2014 of US$1.00 = C$1.0937.

47	CIBC PROXY CIRCULAR

Compensation Disclosure

Incentive plan awards – outstanding option- and share-based awards

The following table shows option-based, share-based and BVU awards previously awarded to the NEOs that remain outstanding at October 31, 2014. While disclosure is not required of option exercise gains and BVUs (as BVUs are not share-based compensation), this disclosure is included below for information.

		Option-based Awards(1)						Share-based and BVU Awards(2)
Name	Compensation Year	Securities Underlying Unexercised Options (#)		Option Exercise Price(3) ($)	Option Expiration Date	Value of Unexercised in-the- money Options ($)	Value of Options Exercised(4) ($)	Plan	Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested, at Threshold ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Victor	2006	6,262		96.25	11-Dec-2016	41,580	—
Dodig	2007	3,559		79.55	09-Dec-2017	83,067	—
	2008	—		49.75	07-Dec-2018	—	663,299
	2009	—		70.66	06-Dec-2019	—	487,559
	2010	18,066		78.50	05-Dec-2020	440,630	—
	2011	23,689		71.54	04-Dec-2021	742,650	—	PSU	6,912	533,382	—
								BVU	25,616	1,134,789	—
	2012	31,211		80.10	09-Dec-2022	711,299	—	PSU	7,561	583,463	—
								BVU	18,912	837,802	—
	2013	40,214		90.52	08-Dec-2023	497,447	—	PSU	16,237	1,252,969	—
Gerry	2005	50,000	(5)	70.00	31-Aug-2015	1,644,500	—
McCaughey	2006	—		96.25	11-Dec-2016	—	375,865
	2007	—		79.55	09-Dec-2017	—	1,162,756
	2009	—		70.66	06-Dec-2019	—	200,157
	2010	23,540		78.50	05-Dec-2020	574,141	410,679
	2011	93,906		71.54	04-Dec-2021	2,943,953	—	PSU	27,400	2,114,390	—
								BVU	86,859	3,847,854	—
	2012	99,876		80.10	09-Dec-2022	2,276,174	—	PSU	24,198	1,867,299	—
								BVU	60,521	2,681,080	—
	2013	101,762		90.52	08-Dec-2023	1,258,796	—	PSU	41,089	3,170,735	—
Kevin	2009	8,060		70.66	06-Dec-2019	259,774	—
Glass	2010	5,749		78.50	05-Dec-2020	140,218	—
	2011	13,124		71.54	04-Dec-2021	411,437	—	PSU	3,829	295,474	—
								BVU	12,740	564,382	—
	2012	20,808		80.10	09-Dec-2022	474,214	—	PSU	5,041	389,001	—
								BVU	12,608	558,534	—
	2013	22,417		90.52	08-Dec-2023	277,298	—	PSU	9,051	698,443	—
Harry	2011							PSU	43,527	3,358,870	—
Culham	2012							PSU	36,549	2,820,395	—
	2013							PSU	37,318	2,879,737	—
David	2008	—	(6)	66.79	02-Mar-2018	—	2,628,803
Williamson		—		49.75	07-Dec-2018	—	953,642
	2009	11,821		70.66	06-Dec-2019	380,991	—
	2010	13,686		78.50	05-Dec-2020	333,802	—	DSU(7)	1,988	204,577	818,311
	2011	30,732		71.54	04-Dec-2021	963,448	—	PSU	8,967	691,961	—
								BVU	26,318	1,165,887	—
	2012	41,615		80.10	09-Dec-2022	948,406	—	PSU	9,767	753,695	—
								BVU	24,428	1,082,160	—
	2013	45,460		90.52	08-Dec-2023	562,340	—	PSU	18,355	1,416,409	—
Mike	2006	13,391		96.25	11-Dec-2016	88,916	—
Capatides	2007	24,297		79.55	09-Dec-2017	567,092	—
	2009	—		70.66	06-Dec-2019	—	304,910
	2010	14,371		78.50	05-Dec-2020	350,509	—
	2011	23,900		71.54	04-Dec-2021	749,265	—	PSU	6,973	538,089	—
								BVU	19,448	861,546	—
	2012	26,169		80.10	09-Dec-2022	596,392	—	PSU	6,340	489,242	—
								BVU	15,857	702,465	—
	2013	26,517		90.52	08-Dec-2023	328,015	—	PSU	10,706	826,155	—
Richard	2009	6,260		70.66	06-Dec-2019	201,760	—
Nesbitt	2010	39,320		78.50	05-Dec-2020	959,015	—
	2011	80,013		71.54	04-Dec-2021	2,508,408	—	PSU	23,347	1,801,630	—
								BVU	67,365	2,984,270	—
	2012	84,450		80.10	09-Dec-2022	1,924,616	—	PSU	20,460	1,578,847	—
								BVU	51,174	2,267,008	—
	2013	84,202		90.52	08-Dec-2023	1,041,579	—	PSU	33,999	2,623,618	—

(1)	Options are in respect of CIBC common shares. Options granted before the annual option grant in December 2010 generally vest over four years in equal installments on the anniversary of the grant date. Beginning with annual option grants in December 2010, options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date.

CIBC PROXY CIRCULAR	48

Compensation Disclosure
(2)	Vested PSUs pay out at the end of three years. For PSUs granted in December 2014 and 2013, the number of units that vest is based on CIBC’s ROE and TSR performance relative to our peer group. For PSUs granted in December 2012, the number of units that vest is based on CIBC’s ROE performance relative to our peer group. The number of PSUs shown reflects 100% of the original grant, and the market value or payout value reflects vesting of 75% of the original grant, which is the minimum percentage.

DSUs generally vest over five years, but are not payable until the termination of employment, retirement or death.

While BVUs are not share-based compensation, and are not therefore required to be disclosed other than at grant and payout, they are disclosed for information in this table. BVUs vest and pay out at the end of three years, with the unit price based on the book value of CIBC common shares. Dividends, share repurchases and new common share issues affect the number of BVUs that ultimately vest. The last award granted under this plan was in December 2012.

(3)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant.

(4)	The value of options exercised is the proceeds received in fiscal 2014 from the exercise of options granted in previous years, before deductions for taxes and commissions.

(5)	Mr. McCaughey received a special grant of 250,000 options upon his appointment as CEO, which were subject to time vesting in equal installments over five years. The vesting of this award was also conditional on CIBC achieving a TSR that was equal to or greater than the average of the CIBC peer group for specified performance periods. This grant will only have realizable value if and when these performance conditions are met. The performance condition was met in each of the five years other than 2008. Vesting for the balance of these options may occur if the relative TSR performance condition is met before the end of the term of the options.

(6)	Performance-conditioned options that were granted to Mr. Williamson under a special, one-time award that was made upon his appointment as CFO. The options have a 10-year term and vested in equal installments over four years from the date of grant. The award was also subject to performance-based vesting in that it was only exercisable if the weighted average trading price of CIBC common shares reached $90.00 for a period of at least 20 consecutive trading days on the TSX within the period from the grant date to the end of the term of the options. The performance condition was met on November 26, 2013.

(7)	A one-time award granted to Mr. Williamson in fiscal 2010, further to his offer of employment. This one-time award, which vests 20% over five years beginning June 28, 2011 and ending June 28, 2015, assisted in providing a competitive mid-career hire retirement arrangement. Once vested, DSU awards are payable at termination of employment, retirement or death.

Equity ownership of NEOs at October 31, 2014

To promote alignment between executives and the shareholder experience, all executives (including the NEOs) and MDs are expected to meet minimum equity ownership levels of up to eight times base salary. Equity ownership for this purpose includes all direct equity ownership, as well as any shares held in the ESPP and unvested units under deferred incentive compensation programs. It does not include the value of any in-the-money option grants or BVUs. Newly appointed executives and external hires are expected to meet the guidelines within five years of appointment, while executives promoted to a more senior executive level are expected to meet the higher guidelines within three years of promotion.

The following table sets out the value of NEO equity holdings that qualify as equity ownership, compared to the guideline.

	Minimum Equity Ownership Guideline (Multiple of Base Salary)(1)	Equity Ownership(2)					Actual Ownership(4) (Multiple of Base Salary)	Minimum Equity Ownership Guideline Met	Post- retirement Hold Period (years)
					Total
Name		DSUs ($)	PSUs ($)	Direct Ownership(3) ($)	($)	Units
Victor Dodig	8	—	3,159,752	1,778,032	4,937,784	47,991	4.9	On Track	2
Gerry McCaughey	6	—	9,536,565	—	9,536,565	92,687	6.4	✓	2
Kevin Glass	4	—	1,843,892	69,699	1,913,591	18,598	2.6	On Track	1
Harry Culham	4	—	12,078,669	745,993	12,824,662	124,644	25.6	✓	1
David Williamson	4	1,022,888	3,816,087	158,115	4,997,090	48,567	6.7	✓	1
Mike Capatides	4	—	2,471,315	1,434,801	3,906,116	37,964	4.8	✓	1
Richard Nesbitt	4	—	8,005,459	1,442,312	9,447,771	91,824	12.6	✓	1

(1)	Reflects new guidelines effective 2017 for the current CEO and 2016 for other NEOs with the exception of Mr. McCaughey, who is required to meet the minimum guideline of $6 million until April 30, 2016, representing 6 times his starting CEO base salary of $1.0 million. In addition, PSUs held by the former CEO which vest in the normal course before April 30, 2016 do not need to be replaced by new equity holdings should they reduce the holdings below $6 million.

(2)	Value is based on the financial year-end share price of $102.89 at October 31, 2014. BVUs and the in-the-money value of option grants are not included.

(3)	Direct Ownership also includes shares held under the ESPP.

(4)	As at December 31, 2014, Mr. Glass’ ownership is 3.1 times his base salary, meeting the previous guideline of 3.0 times base salary, and on track to meet the increased guideline of 4.0 times base salary, effective 2016.

49	CIBC PROXY CIRCULAR

Compensation Disclosure

Securities authorized for issuance under equity compensation plans

The following table provides information at October 31, 2014 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury.

In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors. The Board may not amend the DSOP unless all approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied.

	A	B	C
Equity Compensation Plans	Number of Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)
Approved by security holders	3,945,032	78.70	3,753,289
Not approved by security holders	Nil	Nil	Nil
Total	3,945,032	78.70	3,753,289

The provisions of the ESOP are summarized on the following page.

Options outstanding and available for grant at December 31, 2014

The following table provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP.

	A		B			C = A+B
	Options Outstanding		Options Available for Grant			Total
Plan	#	% of Common Shares Outstanding	#		% of Common Shares Outstanding	#	% of Common Shares Outstanding
ESOP(1)	4,368,527	1.10	3,114,791		0.78	7,483,318	1.88
DSOP	—	—	74,000	(2)	0.02	74,000	0.02
Total	4,368,527	1.10	3,188,791		0.80	7,557,318	1.90

(1)	At October 31, 2014, the total number of options outstanding was 3,945,032, the total number of options available for grant was 3,753,289 and the total number of common shares outstanding was 397,021,477 (including outstanding treasury shares).

(2)	Although common shares remain reserved under the DSOP, as disclosed above, the Board amended the DSOP and determined that no further options would be granted to directors.

The use of options has a direct impact on earnings per common share by increasing the actual number of common shares outstanding (as options are exercised) and the potential number of common shares outstanding (as options are granted). CIBC continues to take a conservative approach to the use of options as part of our total compensation package and has made option grants in each of the past 11 fiscal years that represented less than or equal to 0.3% of common shares outstanding (the “burn rate”), which is a lower burn rate than the maximum standard recommended by governance groups. This conservative approach is reflected in the measures of option usage reported below.

Measure(1)	2014	2013	2012
Dilution
• number of options granted but not exercised / total number of common shares outstanding at the end of the fiscal year	0.99%	1.08%	1.08%
Overhang
• (number of options available to be granted + options granted but not exercised) / total number of common shares outstanding at the end of the fiscal year	1.94%	2.22%	2.38%
Burn Rate
• total number of options granted in a fiscal year / total number of common shares outstanding at the end of the fiscal year	0.20%	0.21%	0.18%

(1)	Both the ESOP and the DSOP programs are included in the above calculations, as applicable. All figures are calculated as a percentage of common shares outstanding (including outstanding treasury shares).

CIBC PROXY CIRCULAR	50

Compensation Disclosure

ESOP

Eligibility	•	Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the Committee
Term	•	10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below)
Vesting	•	Beginning with grants in December 2010, vesting is 50% on each of the third and fourth anniversaries of the grant date
Exercise Price	•	Set by the Committee, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant
	•	CIBC has established an option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options
	•	Where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee
Securities Reserved for Issue	•	The number of common shares which may be issued from treasury cannot exceed 42,634,500
Limit on Individual Grants	•	The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding
Termination	•	Resignation or termination of employment with cause: options are forfeited after 30 days
	•	Termination of employment without cause: unvested options continue to vest, and vested options remain outstanding and exercisable, for the length of the employee severance period
	•	Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older
Blackout Period Extension	•	The term of options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end
Stock Appreciation Rights (SARs)	•	CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs. There are currently no outstanding options with SARs attached to them
Financial Assistance	•	Loans to assist employees in exercising their options may be made provided they do not exceed the employee’s annual salary at the time of the loan, and they have the same terms as loans made to employees to purchase shares of CIBC. No such loans were outstanding for any of the NEOs at October 31, 2014
Assignability	•	ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign his or her rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval

Amendments	•	The Committee and Board may amend the ESOP from time to time. Shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):
		–	increasing the number of common shares that can be issued under the ESOP
		–	reducing the strike (exercise) price of an outstanding option
		–	extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date
		–	changing the provisions relating to the transferability of options except if the transfer is to a family member, an entity controlled by the option holder or a family member, a charity or for estate planning or estate settlement purposes
		–	expanding the categories of individuals eligible to participate in the ESOP
		–	amending the ESOP to provide for other types of compensation through equity issuance
Clawback	•	A clawback for misconduct may be applied for any individual who wilfully engages in misconduct that results in a material restatement of CIBC’s financial statements or a significant loss to CIBC

51	CIBC PROXY CIRCULAR

Compensation Disclosure

Deferred incentive compensation plans

The following describes the mid- and long-term incentive programs for EXCO. In setting and amending these plans, management recommends the terms and conditions of any new plan or any material amendment to existing plans to the Committee, which in turn reviews and makes recommendations to the Board on any new plan or material amendments. Annually, the Committee reviews: (1) an assessment by CIBC’s control functions of plan compliance with regulatory requirements and with CIBC’s risk management, governance, control and policy requirements; and (2) scenario and/or back-testing analyses. There were no material amendments to these plans in fiscal 2014.

Prior to 2013, SET received awards granted under the BVU Plan. The last award granted under the BVU Plan was in December 2012. For further disclosure regarding this Plan, see the descriptions contained in the 2010, 2011, 2012 and 2013 Management Proxy Circulars.

	Options	PSUs	DSUs
Grant / Administration

•  Grants are typically awarded as a dollar amount.

•  Number of options granted is based on the:

–   dollar value of the award; and

–   Black-Scholes valuation of the option.

•  The exercise price is equal to or higher than the closing price of CIBC common shares on the TSX on the trading day immediately before the grant date.

•  Once vested, may be exercised over a 10-year period from the grant date.

•  Grants are typically awarded as a dollar amount.

•  Number of PSUs granted is based on the:

–   dollar value of the award; and

–   average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date (e.g., December 1st for annual grants).

•  Dividend equivalents are paid in cash during the vesting period based on 100% of the PSUs and no adjustments are made to these amounts based on the actual vesting of the PSUs.

•  CIBC hedges these obligations(1).

•  Grants are typically awarded as a dollar amount.

•  Number of DSUs granted is based on the:

–   dollar value of the award; and

–   average closing price of CIBC common shares on the TSX for the 10 trading days preceding the grant date.

•  Dividend equivalents are reinvested and paid out when the underlying DSUs are paid.

•  CIBC hedges these obligations(1).

Performance Conditions / Deferral	—

•  PSUs are subject to satisfaction of additional performance criteria at time of vesting based on:

–   for awards granted beginning in December 2013, CIBC’s TSR and ROE performance compared with CIBC’s peer group; and

–   for awards granted prior to December 2013, CIBC’s ROE performance compared with CIBC’s peer group.

• DSUs allow for a longer payout deferral than the typical three-year limit in Canada.
Performance Period	• 10 years.	• 3 years.	• 3 years.
Vesting	• Beginning with grants for fiscal 2010 and thereafter, options vest 50% on each of the third and fourth anniversaries of the grant date (previously options vested 25% annually).	• Vest at the end of the three-year period.

•  The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions.

•  When granted as part of a voluntary deferral of the executive’s cash incentive award, awards vest immediately.

Payout / Payout Price	—

•  Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.

•  Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.

•  Vested DSUs pay out in cash after the termination of employment, retirement or death, subject to Plan termination provisions and income tax requirements.

•  The payout price is the average closing price of CIBC common shares on the TSX over the 10 trading days preceding the participant’s termination date.

Clawback	• Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(2).	• Grants for fiscal 2010 and thereafter are subject to: – clawback in the event of misconduct(3); and – cancellation in certain cases for unexpected losses(4).	• Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(3).

(1)	To minimize CIBC’s financial exposure for PSU and DSU plans, CIBC hedges its financial exposure resulting from changes in CIBC share value through a total return swap arrangement with a third party financial institution.

CIBC PROXY CIRCULAR	52

Compensation Disclosure
(2)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding options that vested within the previous 12 months will be cancelled.

Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) wilful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or wilful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

(3)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs, BVUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (2) above.

(4)	The performance clawback provisions provide that in the event of an unexpected loss for CIBC, the SBUs or key lines of business that is greater than, or equal to, the aggregate of the last three years of NIBT, CIBC has discretion to cancel up to 100% of that year’s vesting BVUs and PSUs, where CIBC determines a participant’s negligence or certain failures substantially contributed to the loss. The clawback can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated infrastructure group.

Pension arrangements

Pension and supplemental executive retirement benefits are considered an integral part of total compensation for senior executives, including the NEOs. With the exception of Mr. Capatides, all NEOs accrue pension benefits under the CIBC Pension Plan (which is restricted by the Income Tax Act maximum pension limits) on a non-contributory basis. Mr. Capatides accrues pension benefits under the CIBC World Markets Retirement Plan for U.S. Employees, on the same basis as other U.S. employees.

With the exception of Mr. Culham, all NEOs have also been designated by the Committee to be eligible for SERP benefits. Mr. Culham accrues pension benefits under the CIBC Pension Plan which is restricted by the Income Tax Act maximum pension limits. SERP benefits for Canadian participants are secured through a trust fund, in the event of plan wind-up. Each year, CIBC makes a contribution to, or receives a refund from, the SERP trust funds to maintain a level of funding equal to the estimated wind-up liabilities for accrued SERP benefits. Mr. Capatides is provided with the same level of SERP benefits as other NEOs (excluding the current and former CEOs) except that amounts are denominated in U.S. dollars.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants. The following summarizes additional provisions:

Pension Formula

•    2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

•    The overall annual pension payable to Mr. Dodig is subject to an overall limit of $1,000,000.

Limits on Final Average Earnings	• $2,300,000 for Messrs. McCaughey and Dodig; $1,029,606(1) for Mr. Capatides and $913,500 for the other NEOs.
Final Average Earnings (subject to specified dollar limits as shown above)

•    The sum of:

– the average of the best consecutive five years of salary in the last 10 years before retirement; and

– the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

Reduction for Early Retirement

•    Pensions are reduced by 4% for each year that retirement age precedes age 61 (with the exception that Mr. McCaughey, in accordance with and subject to certain conditions in his employment contract, became eligible for an unreduced pension at age 55).

Government Pension Adjustment

•    Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time (reduced from the Social Security Normal Retirement Age by the maximum primary insurance amount payable for Mr. Capatides).

Form of Pension

•    Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.

Additional Pension from Employee Contributions	• Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

(1)	The limit on final average earnings for Mr. Capatides is US$913,500. It has been converted to Canadian dollars in the chart above based on the Bank of Canada’s October 2014 month-end spot rate of US$1.00 = C$1.1271.

53	CIBC PROXY CIRCULAR

Compensation Disclosure

Mr. Culham receives a pension benefit based on the following provisions of the CIBC Pension Plan:

Pension Formula

•     0.8% of final average earnings up to the Year’s Maximum Pensionable Earnings (YMPE) ceiling under the Canada Pension Plan plus 1.5% of excess final average earnings, per year of non-contributory pensionable service (maximum of 35 years of service), restricted by Income Tax Act maximum pension limits.

Final Average Earnings	• The average of the best consecutive five years of salary in the last 10 years before retirement, with annual salary limited to $200,000.
Reduction for Early Retirement

•     Pensions are reduced by 4% for each year that retirement age precedes age 61 for service accrued to December 31, 2012 and reduced by 4% for each year that retirement precedes age 65 for service from January 1, 2013 onwards.

Form of Pension	• Pension payments are made for the life of the executive. Other optional forms of payment are made available on an actuarially equivalent basis.

The following table shows years of credited service, estimated annual pension payable and changes in the present value of defined benefit obligation for the NEOs from October 31, 2013 to October 31, 2014. The changes have been calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in CIBC’s financial statements for fiscal 2014.

Defined Benefit Plans
Name	Number of Years of Credited Service(2) (#)	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(5)(6) ($)	Compensatory Change(6)(7) ($)	Non- Compensatory Change(6)(8) ($)	Closing Present Value of Defined Benefit Obligation(5)(6) ($)
		At October 31, 2014(3)	At Age 65(4)
Victor Dodig	9.3	426,000	1,000,000	1,096,000	2,389,000	204,000	3,689,000
Gerry McCaughey(9)	33.7	1,553,000	1,610,000	23,188,000	757,000	1,982,000	25,927,000
Kevin Glass	5.5	100,000	250,000	917,000	229,000	116,000	1,262,000
Harry Culham	6.2	16,000	64,000	85,000	19,000	13,000	117,000
David Williamson	6.8	123,000	315,000	1,071,000	216,000	168,000	1,455,000
Mike Capatides(10)	19.0	379,000	497,000	3,983,000	268,000	809,000	5,060,000
Richard Nesbitt(11)	16.7	305,000	414,000	3,568,000	286,000	1,008,000	4,862,000

(1)	Represents the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings for SERP participants will be at or above the applicable SERP compensation limit, and assuming current salary and YMPE remain unchanged until retirement for Mr. Culham. The SERP pension in Canada will be offset by the maximum Canada Pension Plan benefit amount starting at age 65, and for Mr. Capatides, the maximum primary insurance amount under U.S. Social Security starting at the Social Security Normal Retirement Age.

(2)	Reflects credited years of service at October 31, 2014. Mr. McCaughey and Mr. Nesbitt were provided periods of their past service with CIBC and subsidiary companies as eligible credited service for SERP purposes in lieu of other compensation. See notes 9 and 11 for Mr. McCaughey and Mr. Nesbitt, respectively.

These awards are fully vested and are included in the years of credited service set out above.

(3)	The pension amounts for all of the NEOs, except Mr. Dodig, are vested. Mr. Dodig’s vested pension is $169,000 per annum. Mr. Dodig’s incremental pension as a result of applying the higher limit on final average earnings applicable for his new position as CEO will be fully vested following his second year anniversary as CEO.

(4)	NEOs who participate in the SERP are eligible to retire with an unreduced pension at age 61. The annual pension estimated to be payable at the later of unreduced retirement age 61 or October 31, 2014 for each NEO, with the exception of Mr. Culham who does not participate in the SERP, is as follows:

Name	Estimated Annual Pension ($)
Victor Dodig	958,000
Kevin Glass	177,000
David Williamson	242,000
Mike Capatides(10)	418,000

See notes 9 and 11 for Mr. McCaughey and Mr. Nesbitt, respectively.

(5)	The present value of the defined benefit obligation is the present value of the projected pension earned for service up to October 31, 2014 or October 31, 2013, as indicated, including the additional years of past service awards granted to Mr. McCaughey and Mr. Nesbitt as disclosed in notes 9 and 11.

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Compensation Disclosure
(6)	These values are based on the same actuarial assumptions used for determining the year-end liability for CIBC’s Canadian pension plans which are disclosed in CIBC’s financial statements. The assumptions include:

–	an annual discount rate of 4.26% (4.32% for Mr. Capatides) in measuring the accrued pension liability at October 31, 2014 as well as the compensatory change at October 31, 2014;

–	an annual discount rate of 4.75% (4.80% for Mr. Capatides) in measuring the accrued pension liability at October 31, 2013;

–	an annual rate of increase for compensation of 3.0% (2.0% for Mr. Capatides) before taking into account the limits on final average earnings for SERP participants for purposes of measuring the accrued pension liability at October 31, 2013 and October 31, 2014 as well as the compensatory change at October 31, 2014; and

–	assumed retirement rates reflecting CIBC Pension Plan experience, with the exception that the accrued pension liability at October 31, 2014, compensatory change and non-compensatory change for Mr. McCaughey and Mr. Nesbitt is calculated based on their actual retirement dates of April 30, 2016 and October 31, 2015, respectively.

No allowance has been made for future increases in compensation limits applied in determining final average pensionable earnings under the SERP. The method for valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(7)	Compensatory change includes service cost net of employee contributions plus, where applicable, the impact on present value of defined benefit obligations of plan changes, increases in compensation limits, promotions, past service awards and any differences between actual and estimated earnings. For Mr. Dodig, the compensatory change includes an amount of $2,201,000 due to the impact of applying the CEO SERP compensation limit.

(8)	Non-compensatory change includes amounts attributable to interest accruing on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels, differences in U.S./Canada exchange rates during the year and changes in actuarial assumptions.

(9)	In accordance with the terms of Mr. McCaughey’s post-employment arrangement, Mr. McCaughey will continue to participate in and accrue credited service in the SERP from his last day of active employment, September 15, 2014, to April 30, 2016. Beginning May 1, 2016, Mr. McCaughey will receive an estimated unreduced pension benefit of $1,610,000 per annum. This pension is payable for his life and following his death, 50% of his pension will continue to his surviving spouse. The compensatory change covers the service cost in respect of service he accrued from November 1, 2013 to October 31, 2014.

Mr. McCaughey was granted a SERP past service award of 10 years in fiscal 2004 in recognition of a portion of his past service with CIBC. At the time of Mr. McCaughey’s appointment as CEO, recognizing his remaining past service with CIBC and a CIBC-acquired organization, Mr. McCaughey was granted additional SERP past service credit, up to a maximum of 11.9 years, vesting at a rate of 1.7 years of SERP past service credit for each year of continued employment commencing on August 1, 2006. As at August 1, 2012, Mr. McCaughey was fully vested in the 11.9 years of past service credits. These past service credits are in addition to ongoing credited service in the SERP.

(10)	Mr. Capatides’ estimated annual pension is shown in Canadian dollars at an October 31st Bank of Canada spot rate of exchange as follows: US$1.00 = C$1.1271 for 2014 and US$1.00 = C$1.0427 for 2013.

(11)	In accordance with the terms of Mr. Nesbitt’s post-employment arrangement, Mr. Nesbitt will continue to participate in and accrue credited service in the SERP from his last day of active employment, September 15, 2014, to October 31, 2015. Beginning November 1, 2015, Mr. Nesbitt will receive an estimated pension benefit of $310,000 per annum, after applicable reductions for early retirement. This pension is payable for his life and following his death, 50% of his pension will continue to his surviving spouse. The compensatory change covers the service cost in respect of the service he accrued from November 1, 2013 to October 31, 2014.

Mr. Nesbitt was granted participation in the SERP in fiscal 2009 retroactive to his 2008 date of hire with CIBC. The value of his annual SERP benefit accrual is offset each year against his annual cash bonus and deferred incentive compensation awards. In fiscal 2009, Mr. Nesbitt was also granted a SERP past service award recognizing his 10 years of past service with a CIBC-acquired organization, in lieu of a portion of the annual cash bonus and deferred incentive compensation awards.

55	CIBC PROXY CIRCULAR

Compensation Disclosure

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001. This policy covers 11 designated senior officer positions, including all of the NEOs, in recognition of the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an officer than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	•	Certain senior officers of CIBC, including each of the NEOs.
Coverage Period	•	24 months following the date of the change of control.
Trigger Events (i.e., “Double Trigger”)	•	The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:
		(1)	a change of control event occurs; and
		(2)	the officer’s employment is terminated without cause or the officer resigns during the coverage period for one of the reasons listed below, as specified in the policy:
			–	a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;
			–	a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;
			–	a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or
			–	any other change in the officer’s employment constituting constructive dismissal under applicable law.
Severance Benefits	•	Upon the “Double Trigger”, the greater of:
		(a)	two times the sum of annual salary and annual cash bonus(1); and
		(b)	the amount the officer may be entitled to under any employment contract or common law.
Vesting of Deferred Incentive Compensation and Pension	•	Upon the “Double Trigger”, all deferred incentive compensation awards and any unvested accrued pension vest.
Pension Benefits	•	Upon the “Double Trigger”, pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service).

(1)	In addition, a cash settlement of 10% of base salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

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Compensation Disclosure

Post-employment benefits(1)

The following table summarizes the estimated incremental payments to each active NEO in the event of termination without cause or on a change of control if the executive’s employment is terminated without cause or the executive resigns during the coverage period for reasons specified in the policy.

		Estimated Incremental Payment at October 31, 2014 ($)
Name	Compensation Element	Termination Without Cause		Change of Control
Victor Dodig	Cash	—		5,153,333	(2)
	Deferred Compensation Vesting	—		7,304,086	(3)
	Benefits	—		200,000	(4)

	Total Incremental Payment	—		12,657,419
	Annual Pension(5)	—		349,000
Kevin Glass	Cash	1,441,800	(6)	2,913,333	(2)
	Deferred Compensation Vesting	—		4,199,874	(3)
	Benefits	—		150,000	(4)

	Total Incremental Payment	1,441,800		7,263,207
	Annual Pension(5)	—		37,000
Harry Culham	Cash	3,518,893	(6)	7,037,787	(2)
	Deferred Compensation Vesting	—		12,078,669	(3)
	Benefits	—		100,000	(4)

	Total Incremental Payment	3,518,893		19,216,456
	Annual Pension(5)	—		5,000
David Williamson	Cash	4,330,667	(6)	4,330,667	(2)
	Deferred Compensation Vesting	204,577	(7)	8,909,836	(3)
	Benefits	—		150,000	(4)

	Total Incremental Payment	4,535,244		13,390,503
	Annual Pension(5)	—		37,000
Mike Capatides	Cash	—		3,540,807	(2)
	Deferred Compensation Vesting	—		5,884,236	(3)
	Benefits	—		169,065	(4)(8)

	Total Incremental Payment	—		9,594,108
	Annual Pension(5)	—		42,000	(8)

(1)	This table includes only contractually agreed upon severance amounts and does not include any greater potential common law entitlements arising in the event of termination of employment without cause. Upon resignation or termination with cause, no incremental amounts are payable.

(2)	See summary of Change of Control contracts, “Severance Benefits” on page 56.

(3)	The values shown are for unvested units (PSUs or DSUs, as applicable) and options based on the closing price of CIBC common shares of $102.89 on October 31, 2014. Unvested BVU awards have been valued based on CIBC’s book value per share of $44.30 at October 31, 2014. The values shown are only payable if a change of control occurs and the executive’s employment is terminated.

(4)	In lieu of continued participation in CIBC’s pension, health and welfare benefit plans, the NEO would receive a cash payment equal to 10% of the amount representing base salary in the Change of Control severance payment.

(5)	The pension amounts shown are the incremental annual lifetime pension amounts payable from age 65 (or at an earlier unreduced retirement age, depending on eligibility) to which an NEO would have been entitled had their employment terminated for the noted reason as at October 31, 2014. These amounts are in addition to the October 31, 2014 accrued and vested annual pension as described in note (3) on page 54. The incremental payment on change of control reflects the effect of two years of additional credited service for all NEOs and $257,000 in respect of accelerated vesting for Mr. Dodig. Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

The present values at October 31, 2014 of the incremental annual pension amounts shown above, payable on termination without cause or change of control, are as follows:

Name	Termination Without Cause ($)	Change of Control ($)
Victor Dodig	—	2,923,000
Kevin Glass	—	558,000
Harry Culham	—	39,000
David Williamson	—	391,000
Mike Capatides(8)	—	656,000

The present values have been determined using the same actuarial assumptions used for determining the October 31, 2014 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that the NEOs are assumed to commence their pension when first eligible at age 55 (or October 31, 2014 if later), subject to a reduction in pension for early commencement, as applicable.

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Compensation Disclosure
(6)	In the event employment is terminated without cause, Mr. Culham, Mr. Glass, and Mr. Williamson are each entitled to a payment in lieu of notice equal to: one times the sum of annual base salary and the three-year average annual cash bonus award for Mr. Culham and Mr. Glass and two times the sum of annual base salary and the three-year average annual cash bonus award for Mr. Williamson.

(7)	Unvested PSU and BVU awards continue to be eligible to vest and pay out over the normal schedule. Options continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period. The value shown for Mr. Williamson represents unvested DSU awards which vest upon termination without cause and is based on the closing price of CIBC common shares of $102.89 on October 31, 2014. See page 48 for outstanding values of PSU and BVU awards, options and, for applicable NEOs, DSU awards, at October 31, 2014.

(8)	The amount for Mr. Capatides has been converted to Canadian dollars based on the Bank of Canada’s October 2014 month-end spot rate of US$1.00 = C$1.1271.

Mr. McCaughey’s post-employment arrangements

On April 24, 2014, CIBC announced that Mr. McCaughey would be retiring as CEO effective April 30, 2016. CIBC reached an arrangement with Mr. McCaughey that secured a period of up to two years of continuing leadership from him should it be required for an orderly transition while providing for the potential of an earlier retirement date should a successor for Mr. McCaughey be identified and ready to assume leadership of CIBC before that time.

On July 31, 2014, CIBC announced the appointment of Mr. Dodig as CEO effective September 15, 2014. Given Mr. Dodig’s deep knowledge of CIBC and the Board’s confidence in his leadership, the Board chose to accelerate Mr. McCaughey’s retirement, in accordance with the terms of his arrangement, which included the following entitlements from his last day of active employment on September 15, 2014 through April 30, 2016:

•	the continuation of base salary payments;

•	monthly incentive compensation payments based on one twelfth of the average total incentive compensation awarded for the prior three years;

•	continued participation in all pension and benefit programs, including service credit for the SERP;

•	continued vesting and payment on normal terms of all incentive compensation awarded prior to, and outstanding on, September 15, 2014 (for PSUs, 100% vesting for the post-employment period), subject to certain conditions, including non-competition and non-solicitation covenants and there being no material adverse subsequent event; and

•	a lump sum payment in respect of unused vacation days earned between January 1, 2013 and September 15, 2014.

The amounts and benefits under the agreed arrangement described above are set out in the table below and do not include incentive compensation of $7,293,700 awarded for fiscal 2014. Payments made in fiscal 2014 in relation to this arrangement are also disclosed in the Summary Compensation Table in the “Salary” and “All Other Compensation” columns.

(All figures in $)	Base Salary Payments	Incentive Compensation Payments	Value of Pension(1) and Benefits	Total
15-Sep-2014 to 31-Oct-2014	187,500	1,002,208	108,188	1,297,896
01-Nov-2014 to 30-Apr-2016	2,250,000	12,026,500	1,092,250	15,368,750
Total	2,437,500	13,028,708	1,200,438	16,666,646

(1)	As a result of accruing service credits in the SERP from September 15, 2014 to April 30, 2016, Mr. McCaughey will earn an incremental annual pension of $63,000 ($6,000 for service between September 15, 2014 and October 31, 2014 and $57,000 for service credit between November 1, 2014 and April 30, 2016). The value of this incremental pension is determined using the same assumptions as those used to determine the compensatory change at October 31, 2014 described on page 54.

Under the arrangement, Mr. McCaughey may not compete with financial institutions competing in a material manner with CIBC and may not solicit any employee, client or supplier of CIBC and its related entities for a period of 24 months following his last day of active employment of September 15, 2014. Mr. McCaughey is also required to maintain holdings of CIBC common shares or share equivalents with a combined value totaling at least $6 million for this 24 month period. In addition, PSUs held by the former CEO which vest in the normal course before April 30, 2016 do not need to be replaced by new equity holdings should they reduce the holdings below $6 million.

Mr. Nesbitt’s post-employment arrangements

On March 27, 2014, CIBC announced that Mr. Nesbitt would be retiring as COO, effective October 31, 2015.

On September 15, 2014, CIBC announced that Mr. Nesbitt would be leaving CIBC on September 15, 2014. CIBC reached an arrangement with Mr. Nesbitt and chose to accelerate his retirement. His arrangement included the following entitlements from his last day of active employment on September 15, 2014 through October 31, 2015:

•	the continuation of base salary payments;

•	monthly incentive compensation payments based on one twelfth of the annual target incentive award of $6,750,000, with a reduction of $255,000 in respect of SERP benefits;

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Compensation Disclosure
•	continued participation in certain pension and benefit programs, including service credit for the SERP;

•	continued vesting and payment on normal terms of all incentive compensation awarded prior to, and outstanding on, September 15, 2014; and

•	a lump sum payment in respect of certain benefits and perquisites that ceased on his departure date of September 15, 2014.

The amounts and benefits under the agreed arrangement described above are set out in the table below and do not include incentive compensation of $5,918,000 for fiscal 2014. Payments made in relation to this arrangement are also disclosed in the Summary Compensation Table in the “Salary” and “All Other Compensation” columns.

(All figures in $)	Base Salary Payments	Incentive Compensation Payments(1)	Value of Pension and Benefits(2)	Total
15-Sep-2014 to 31-Oct-2014	93,750	811,875	42,094	947,719
01-Nov-2014 to 31-Oct-2015	750,000	6,495,000	334,750	7,579,750
Total	843,750	7,306,875	376,844	8,527,469

(1)	Reflects reductions of $31,875 and $255,000 in respect of SERP benefits accrued for the periods between September 15, 2014 and October 31, 2014 and November 1, 2014 and October 31, 2015, respectively.

(2)	As a result of accruing service credits in the SERP from September 15, 2014 to October 31, 2015, Mr. Nesbitt will earn an incremental annual pension of $20,600 ($2,300 for service between September 15, 2014 and October 31, 2014 and $18,300 for service credit between November 1, 2014 and October 31, 2015) before the application of the plan early retirement reductions. The value of this incremental pension is determined using the same assumptions as those used to determine the compensatory change at October 31, 2014 described on page 54.

Under the arrangement, Mr. Nesbitt may not compete with financial institutions competing in a material manner with CIBC and may not solicit any employee, client or supplier of CIBC and its related entities for a period of 15 months following his last day of active employment of September 15, 2014. Mr. Nesbitt is also required to maintain holdings of CIBC common shares or share equivalents with a combined value totaling at least $3 million until September 15, 2015.

Additional disclosure under the FSB and Basel Committee on Banking Supervision(1)

The following tables provide disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” and “employees whose actions have a material impact on the risk exposure of the firm”, members of EXCO (formerly SET) and those employees who CIBC has determined have a “material role” based upon their responsibilities or compensation level, respectively. This includes Senior Executive Vice-Presidents who are not members of EXCO, Executive Vice-Presidents, Senior Vice-Presidents, the CIBC FirstCaribbean CEO, CFO and CRO, WB Management Committee, certain MDs, Desk Heads and any WB employee whose incentive compensation is equal to or greater than a pre-determined threshold.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers that make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

(1)	To preserve employee confidentiality, information regarding severance payments made to members of EXCO and those employees in “material roles” is provided to the Office of the Superintendent of Financial Institutions on a confidential basis.

Amounts and form of remuneration awarded

This table shows the amounts of remuneration awarded and the components of variable compensation for the 2014 and 2013 fiscal years. These awards may have been granted and received within the fiscal year or granted after the end of the fiscal year but for services within the fiscal year.

	2014			2013
($ unless otherwise noted)	EXCO		Material Roles	SET	Material Roles
Fixed-base salary	8,400,000		46,200,000	7,800,000	38,900,000
Variable compensation
– Cash	24,800,000	(1)	89,000,000	12,700,000	76,500,000
– Equity	17,700,000		65,200,000	19,000,000	59,300,000
– Share-linked	17,700,000		65,200,000	19,000,000	59,300,000
– Other	—		—	—	—
Total variable compensation	42,500,000		154,200,000	31,700,000	135,800,000
Total remuneration	50,900,000		200,400,000	39,500,000	174,700,000
Number of beneficiaries	12		171	10	144

(1)	Includes incentive awards for the former CEO and COO which were awarded fully in cash, per the terms of their post-employment arrangements, as described on page 58.

59	CIBC PROXY CIRCULAR

Compensation Disclosure

Deferred compensation awarded and paid out

This table shows the amounts of deferred compensation awarded for the 2014 and 2013 fiscal years, as well as the amounts paid out in fiscal 2014 and fiscal 2013 under current plans, including option exercises (i.e., the difference between the market value and the exercise price).

	October 31, 2014			October 31, 2013
(All figures in $)	EXCO		Material Roles	SET	Material Roles
Awarded for the fiscal year	17,700,000		66,900,000	19,000,000	60,600,000
Payouts in the fiscal year(1)	77,300,000	(2)	63,900,000	19,100,000	19,300,000

(1)	Included in fiscal 2014 are amounts paid in December 2013 relating to fiscal 2012 and previous years and included in fiscal 2013 are amounts paid in December 2012.

(2)	Includes the settlement and payout of RSIP and RDSU awards to the former CEO, Mr. McCaughey, that were subject to a mandatory deferral, until retirement, death or other termination of employment. These amounts offset other forms of incentive compensation for each of the years in which allocations were made. Following his retirement on September 15, 2014, Mr. McCaughey received a total of $43,283,623 for the settlement and payout of these awards.

Outstanding deferred compensation

This table includes all forms of deferred compensation that remain outstanding and which had not expired at October 31st of the fiscal year indicated. Deferred compensation includes current plans: options, RSAs, PSUs, DSUs and BVUs; as well as closed plans: RSIP units and RDSUs. Deferral periods are specified within the terms of the relevant plan and, in the case of closed plans and certain other limited circumstances, may extend until retirement, death or other termination of employment of the individual employee.

	October 31, 2014		October 31, 2013
(All figures in $)	EXCO	Material Roles	SET	Material Roles
Vested	6,800,000	57,500,000	74,500,000	16,100,000
Unvested	105,300,000	227,400,000	71,300,000	182,000,000
Total	112,100,000	284,900,000	145,800,000	198,100,000

Implicit and explicit reductions

This table shows the value of outstanding deferred remuneration and retained remuneration awarded for the prior fiscal year (i.e., fiscal 2013 and 2012), as well as the value of the implicit reductions (such as changes in the value of CIBC common shares or share units) and explicit reductions (such as those arising from the application of misconduct or performance clawbacks) as at October 31, 2014.

	October 31, 2014		October 31, 2013
(All figures in $)	EXCO	Material Roles	SET	Material Roles
Outstanding/Retained	45,200,000	147,900,000	32,900,000	121,500,000
Reductions	—	—	—	—
– Implicit	—	—	—	—
– Explicit	—	—	—	—

New sign-on payments

This table shows the cash and deferred incentive compensation awards granted in fiscal 2014 and fiscal 2013 for hiring purposes. Payouts in connection with such awards may have been made in whole or in part in fiscal 2014 or fiscal 2013 or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	October 31, 2014		October 31, 2013
	EXCO	Material Roles	SET	Material Roles
Total sign-ons ($)	—	1,900,000	—	6,300,000
Number of beneficiaries	—	5	—	6

Guarantees

This table shows the guaranteed incentive compensation awards granted in fiscal 2014 and fiscal 2013. Payouts in connection with such awards may have been made in whole or in part in fiscal 2014 or fiscal 2013 or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	October 31, 2014		October 31, 2013
	EXCO	Material Roles	SET	Material Roles
Total guarantees ($)	—	350,000	—	1,900,000
Number of beneficiaries	—	1	—	1

CIBC PROXY CIRCULAR	60

Compensation Disclosure

Non-GAAP Measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted results

Management assesses results on a reported basis and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. Items of note include the results of our structured credit run-off business, the amortization of intangibles and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a Taxable Equivalent Basis (TEB) basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

CIBC	2014		2013(1)
($ millions; for the year ended October 31)	Revenue	Net Income	Revenue	Net Income
Reported (GAAP)	13,376	3,215	12,718	3,350
Charges relating to CIBC FirstCaribbean	—	543	—	37
Gain/Costs relating to the development and marketing of our enhanced proprietary travel rewards program and to the Aeroplan transactions with Aimia Canada Inc. and The Toronto-Dominion Bank	(260)	(147)	—	18
Charge relating to the incorporation of funding valuation adjustments (FVA) into the valuation of our uncollateralized derivatives	112	82
Gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio	(96)	(57)
Loss (gain) from structured credit run-off	11	11	(45)	84
Gain within an equity-accounted investment in our merchant banking portfolio	(52)	(30)
Amortization of intangibles	9	28	2	19
Charge resulting from operational changes in the processing of write-offs in RBB	—	19
Loan losses in our exited U.S. leveraged finance portfolio	—	12
Gain on the sale of our Hong Kong and Singapore-based private wealth management business			(22)	(16)
Impairment of an equity position associated with our exited U.S. leveraged finance portfolio			35	19
Loan losses in our exited European leveraged finance portfolio			—	15
Increase (reduction) in collective allowance	—	(19)	—	28
Revision of estimated loss parameters on our unsecured lending portfolios			—	15
Adjusted (non-GAAP)	13,100		12,688
TEB adjustment	421	—	357	—
Adjusted, TEB (non-GAAP)	13,521	3,657	13,045	3,569

RBB
Reported (GAAP)	8,276	2,483	8,149	2,377
Amortization of intangibles	—	4	—	5
Revision of estimated loss parameters on our unsecured lending portfolios			—	15
Charge resulting from operational changes in the processing of write-offs in RBB	—	19
Gain/Costs relating to the development and marketing of our enhanced proprietary travel rewards program and to the Aeroplan transactions with Aimia Canada Inc. and The Toronto-Dominion Bank	(179)	(87)	—	18
Adjusted (non-GAAP)	8,097	2,419	8,149	2,415

WM
Reported (GAAP)	2,202	471	1,803	385
Amortization of intangibles	8	15	2	4
Adjusted (non-GAAP)	2,210	486	1,805	389

WB
Reported (GAAP)	2,424	895	2,240	699
Loss (gain) from structured credit run-off	11	11	(45)	84
Gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio	(96)	(57)
Gain within an equity-accounted investment in our merchant banking portfolio	(52)	(30)
Charge relating to the incorporation of FVA into the valuation of our uncollateralized derivatives	112	82
Loan losses in our exited U.S. leveraged finance portfolio	—	12
Impairment of an equity position associated with our exited U.S. leveraged finance portfolio			35	19
Loan losses in our exited European leveraged finance portfolio			—	15
Adjusted (non-GAAP)	2,399	913	2,230	817

(1)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to CIBC’s consolidated financial statements.

61	CIBC PROXY CIRCULAR

Governance Letter to Shareholders

TO OUR FELLOW SHAREHOLDERS:

What we heard from you

Maintaining an ongoing dialogue with you is a priority. This year we met with many of our shareholders, both large and small.

We value these meetings because of the valuable feedback you provide on our governance practices and the opportunity to explain our perspectives on important governance matters.

This past year, our Chair of the Board had several meetings with shareholders to discuss Chief Executive Officer succession, our talent management processes, the Board’s collective skill set and diversity, executive compensation, our evolving corporate culture, risk governance and the Board’s role in strategy.

In addition, under the leadership of the Chair of our Management Resources and Compensation Committee and the Chair of our Corporate Governance Committee, we continued our dialogue with proxy governance advisory firms and shareholders to gain a better understanding of their perspectives on our executive compensation framework and how we monitor director performance.

We are listening to you

We would like to share our progress on some key Board activities during 2014, as well as our approach to governance matters which you have told us are important to you.

Diversity

CIBC and your Board are proud supporters of the Catalyst Accord, a non-profit organization dedicated to expanding opportunities for women in business. CIBC’s President and Chief Executive Officer, Victor Dodig, has joined two of our Board members, Linda Hasenfratz and John Manley, as members of the Catalyst Canada Advisory Board. Your Board is committed to promoting and leveraging gender diversity and the representation of women on your Board is within the 25% to 30% range commitment we made under the Catalyst Accord. Please read about the Board’s policy which outlines its approach to gender diversity on page 70.

Better disclosure

Our discussions with you have led to improved disclosure in our fiscal 2014 Management Proxy Circular. Please read the shareholder letter on page 26 regarding our executive compensation practices. In addition, we provide a full explanation of the factors the Corporate Governance Committee considers in assessing the performance of directors who serve on multiple boards. Please read “Outside board memberships” on page 65.

Your Board

We are pleased to put forward for election a new nominee, Mr. Barry Zubrow, who has extensive experience at leading financial institutions. Mr. Zubrow worked in senior executive roles for over five years at JP Morgan Chase and 26 years at Goldman Sachs. He will bring valuable U.S. market knowledge to the Board and deepen the Board’s collective skills and experience in support of CIBC’s strategic priorities. Please read more about Mr. Zubrow on page 11.

We welcome your feedback anytime. You can contact the Board, a Board committee, the Chair of the Board or a director by writing to us at corporate.secretary@cibc.com.

Thank you

On behalf of the Committee and the entire Board of Directors, we thank you for your ongoing dialogue and your continued support.

With regards,

Gary F. Colter Chair, Corporate Governance Committee	Charles Sirois Chair of the Board

CIBC PROXY CIRCULAR	62

Statement of Corporate Governance Practices

This statement of corporate governance practices describes the governance framework that guides CIBC’s Board and management in fulfilling their obligations to CIBC and its stakeholders. It was last reviewed and approved by the Board in February 2015.

64	Governance Structure

64	Board Composition

64	Board Responsibilities

65	Director Independence

65	Independence standards

65	Immaterial relationships

65	Outside board memberships

66	Board interlocks

66	Service on other public company audit committees

66	In camera sessions

66	Conflicts of interest

66	Independent non-executive Chair of the Board

66	Director Nomination Process

67	Term of a director

67	Nominating a new candidate for election

67	Nominating an existing director for re-election

67	Meeting attendance record

67	Director candidates

67	Former Chief Executive Officer

67	Director Tenure

67	Term limits

67	Resignation of a director

68	Majority voting

68	Annual Performance Evaluation of the Board

68	The Chief Executive Officer

68	The Chair of the Board

68	Board Committees

69	Board Access to Independent Advisors and Management

69	Director Orientation and Continuing Development

69	New director orientation

70	Ongoing director development and information needs

70	Director Compensation

70	Compensation

70	Diversity and Inclusion

71	Talent Management

71	CIBC Code of Conduct and Code of Ethics for Directors

71	Corporate Responsibility

72	Stakeholder Engagement

CIBC’s Corporate Governance Structure

Our Board and management believe that CIBC’s corporate governance framework is the foundation for executing CIBC’s strategy to deliver consistent, sustainable earnings and build a client-focused culture. That framework guides the Board and management in fulfilling their responsibilities to CIBC, its shareholders, employees and clients.

The following diagram provides a snapshot of the relationships among the Board, management, shareholders, auditors and regulators and reflects CIBC’s commitment to its clients.

63	CIBC PROXY CIRCULAR

Statement of Corporate Governance Practices
1.	Governance Structure

^	Board reviews and approves key governance documents every year:
•	Statement of Corporate Governance Practices
•	Board of Directors Independence Standards
•	Mandate of the Board of Directors
•	Mandate of the Chair of the Board
•	Mandates of the Board Committees
•	Mandate of a Board Committee Chair
•	Mandate of the President and Chief Executive Officer
•	CIBC Code of Conduct
•	Code of Ethics for Directors

^	Find them at www.cibc.com

At the foundation of CIBC’s governance structure are knowledgeable, independent and effective directors. Documenting clear roles and responsibilities for the Board and its committees assists the Board in supervising the management of CIBC’s business and affairs.

2.	Board Composition

^	CIBC’s Board put forward 15 nominees for election at the 2015 Annual Meeting; 14 of the nominees are independent directors

^	The experience and expertise of CIBC’s Board is on page 13 of the 2015 Management Proxy Circular (the Circular) which may be found at www.cibc.com

^	A brief biography of each nominee standing for election as a CIBC director starts on page 4 of the Circular

The composition of the Board and its committees is driven by legal requirements, the annual Board evaluation process and the strategic direction of CIBC.

Legal requirements – The Board adheres to legal requirements on the qualifications, number, affiliation, residency and expertise of directors that are contained in the Bank Act (Canada), securities laws and stock exchanges on which CIBC shares are listed, as well as guidance on board composition issued by the Office of the Superintendent of Financial Institutions (OSFI) and the Canadian Securities Administrators (CSA).

Board size – The Corporate Governance Committee has determined that the optimal Board size for effective decision-making is 14 to 16 non-management directors. The parameters established by the Corporate Governance Committee are reviewed every year based on changes in legal requirements, best practices, skills and characteristics required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively.

Director skill set and competency matrix tool – The Corporate Governance Committee assesses the skill set of directors and reviews the composition of the Board and its committees every year using a competency matrix tool. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as leadership experience, functional capabilities, market knowledge, board experience and diversity. This matrix is reviewed annually by the Corporate Governance Committee and updated to reflect the Corporate Governance Committee’s assessment of the Board’s current and long-term needs, as well as CIBC’s strategic priorities. This review includes a self-assessment by each director of his or her skills and qualifications and helps the Corporate Governance Committee identify gaps in the expertise of CIBC’s Board.

3.	Board Responsibilities

^	The Board’s key responsibilities include oversight of and decision-making on: strategic planning, risk management, human resources, talent management and succession planning, corporate governance, financial information, communications, Board committees and director development and evaluation
^	Find the Mandate of the Board of Directors at www.cibc.com and www.sedar.com

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board provides direction to management through the Chief Executive Officer (CEO) to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategic planning – The Board oversees the development of CIBC’s strategic direction and priorities. Throughout the year, the Board reviews management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products, culminating in the Board’s review and approval of the strategic, financial and capital plans for the next fiscal year.

Risk management – With assistance from the Risk Management Committee and the Audit Committee, the Board approves CIBC’s risk appetite and oversees significant risks associated with CIBC’s businesses and operations, the implementation by management of systems, processes and controls to manage these risks and significant deficiencies, if any, in the operation of these systems, processes and controls.

Human resources, talent management and succession planning – With assistance from the Management Resources and Compensation Committee, the Board reviews CIBC’s approach to human resources, talent management, and the succession planning process for the CEO and key management positions. The Board also approves compensation decisions for the CEO and other key management positions considering business performance, including its risk-related aspects, and the extent to which management fosters a culture of integrity and inclusion.

Corporate governance – With assistance from the Corporate Governance Committee, the Board reviews CIBC’s approach to corporate governance, director independence and codes of conduct for employees and directors.

Financial information – With assistance from the Audit Committee, the Board reviews CIBC’s internal controls relating to financial information, management reports on significant deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

Communications – With assistance from the Corporate Governance Committee, the Board reviews CIBC’s overall communications strategy and the communication framework between the Board and its stakeholders.

CIBC PROXY CIRCULAR	64

Statement of Corporate Governance Practices

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next scheduled Board meeting.

Director development and evaluation – Each director participates in CIBC’s director development program. With assistance from the Corporate Governance Committee, the Board engages in a process each year to evaluate Board performance and effectiveness to develop action plans that enhance its effectiveness.

4.	Director Independence

^	The CEO must be a member of the Board under the Bank Act. All director nominees put forward for appointment at the 2015 Annual Meeting are independent except Victor Dodig, President and CEO of CIBC

^	The Chair of the Board is a non-management director and meets the Board’s independence standards

^	The Board reviews and approves director independence standards every year

^	Find Board of Directors Independence Standards at www.cibc.com

The Board believes that director independence is an important part of fulfilling its duty to supervise the management of CIBC’s business and affairs. The Board relies on regulatory requirements, best practices and good judgment to define independence. An important means of determining independence is through the application of the Board’s independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees also foster independence by:

•	reviewing board interlocks (where there is more than one CIBC director on the board of another public company);

•	retaining advisors to provide independent advice and counsel, as needed;

•	conducting regular in camera sessions of the Board and its committees without the CEO or any other member of management;

•	determining whether directors have a material interest in a transaction; and

•	appointing an independent non-executive Chair of the Board to oversee the operations and deliberations of the Board.

Independence standards

The Board’s independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Bank Act Affiliated Persons Regulations, the New York Stock

Exchange (NYSE) corporate governance rules and the CSA’s director independence rules. The Board determines the independence of a director when the Board approves director nominees for inclusion in CIBC’s Management Proxy Circular and at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time.

All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members are required to satisfy additional independence standards under the U.S. Sarbanes-Oxley Act of 2002. Management Resources and Compensation Committee members voluntarily adopted additional independence standards under the NYSE rules.

The Board bases its determination of independence primarily on the results of questionnaires completed by each director nominee.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence unless otherwise determined by the Board depending on the director’s circumstances, including:

•	routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards; and

•	the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) if the compensation and benefits received by the family member were established by CIBC in accordance with the compensation policies and practices applicable to CIBC employees in comparable positions.

Outside board memberships

The Board does not limit the number of public companies on which a director serves, recognizing that some directors have the time and ability to maintain the focus and commitment expected at CIBC’s board and committee meetings as well as other public companies. For that director, multiple public company board service enhances a director’s breadth and depth of experience and provides another means of staying abreast of issues, trends, governance practices and the evolving regulatory environment.

Nonetheless, the Corporate Governance Committee recognizes that it is important for directors to balance the insight gained from their roles on other boards with the ability to prepare for, attend and participate effectively in their board and committee meetings. The Committee has processes in place to verify that a director continues to have the time and commitment to fulfill his or her obligations to CIBC’s Board. These processes include reviewing director meeting attendance and preparedness, assessing director performance through the annual board evaluation process, and peer review feedback obtained from one-on-one meetings between the Chair of the Board and an individual director.

65	CIBC PROXY CIRCULAR

Statement of Corporate Governance Practices

The Board believes disclosing other public company board memberships and director attendance is important and helps in conveying the performance of CIBC’s directors. See director biographies starting on page 4 of the Circular for information on director attendance and the other public company boards and board committees of each Board member.

Board interlocks

An “interlock” occurs when two or more Board members are also board members of another public company. The Board does not restrict board interlocks. Nonetheless, the Corporate Governance Committee recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. There is one interlocking board membership among CIBC’s directors which is set out below.

Company	Director	Committee Membership
CAE Inc.	John P. Manley	Corporate Governance (Chair), Human Resources
	Katharine B. Stevenson	Audit (Chair)

The Corporate Governance Committee does not believe that this common board membership impacts the ability of these directors to act in the best interests of CIBC and does not impair their independence.

Service on other public company audit committees

Under the Audit Committee mandate, a member may not serve on the audit committee of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on CIBC’s Audit Committee. The Corporate Governance Committee believes that for a director with the time and energy to maintain the focus and commitment expected at CIBC’s Board and committee meetings, multiple audit committee service at public companies enhances an audit committee member’s breadth and depth of experience and overall performance, providing another means through which the director can stay abreast of accounting and disclosure trends as well as the regulatory environment.

Katharine B. Stevenson is a member of CIBC’s Audit Committee and an audit committee member of three other public companies.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance. The factors the Corporate Governance Committee considers include: the annual Board effectiveness evaluation, questionnaires completed by the directors each year to determine their financial literacy and qualifications to be designated as an audit committee financial expert, time demands on the director and the director’s background and related experience.

After reviewing the financial literacy, qualifications as an audit committee financial expert, related experience, regulatory requirements, time demands and scope of audit committee activities for Ms. Stevenson, the Board determined that her ability to serve on CIBC’s Audit Committee is not impaired. For more information on the skills and experience of CIBC’s Audit Committee members, see the director biography section of the Circular and CIBC’s Annual Information Form. For more information on multiple audit committee service, see page 17 of the Circular.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to facilitate open and candid discussion among non-management directors. The CEO and other members of management are not present. The sessions are conducted by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

Conflicts of interest

To foster ethical and independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. Where a director or executive officer has an interest in a material transaction or agreement with CIBC, that is being considered by the Board or a Board committee, he or she discloses that interest, excuses himself or herself from the meeting while the Board or Board committee considers the transaction or agreement and does not vote on any resolution to approve that transaction or agreement.

Independent non-executive Chair of the Board

The Chair of the Board is a non-management director and meets the Board’s independence standards as well as the additional independence standards of the Audit Committee. The Chair’s independence fosters the Board’s independent decision-making.

5.	Director Nomination Process

^	Maximum period of Board service is the earlier of 15 years after joining the Board or 75 years of age

^	Directors must offer to resign if they do not attend at least 75% of regularly scheduled meetings

The Corporate Governance Committee acts as the nominating committee. This means it recommends candidates for nomination to the Board. There are many considerations that factor into the Corporate Governance Committee’s nomination process, including the overall composition and diversity of the Board.

CIBC PROXY CIRCULAR	66

Statement of Corporate Governance Practices

Term of a director

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. CIBC fosters Board renewal to create a balance between new perspectives and the experience of seasoned Board members through its Director Tenure Policy and approach to chair rotation. Under CIBC’s Director Tenure Policy, the maximum period a director may serve on the Board is the earlier of 15 years after joining the Board or 75 years of age. The following chart shows time served on the Board by the nominees for election as directors at the 2015 Annual Meeting of Shareholders. The average tenure of the nominees is 6.56 years.

The Corporate Governance Committee may recommend a director for re-election after the expiry of his or her maximum term if it is in the best interests of CIBC to do so.

Nominating a new candidate for election

The Corporate Governance Committee is responsible for recommending the best men and women candidates for election as directors. Before making a recommendation on a new candidate, the Chair of the Board and the Chair of the Corporate Governance Committee agree on the skills and characteristics of a prospective candidate. The Corporate Governance Committee may retain a third party service provider to assist in identifying candidates that meet the specifications approved by the Committee. Once the best candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other Board members meet with each candidate to discuss his or her background, skill set and ability to devote the time and commitment required to serve on CIBC’s Board. The Corporate Governance Committee assesses the candidate’s integrity and suitability by obtaining references, verifying his or her educational background, conducting a background check on the candidate and assessing any potential conflicts, independence concerns or disclosure issues the candidate might have.

Nominating an existing director for re-election

The Corporate Governance Committee is responsible for recommending director nominees to the Board. Before making a recommendation on an existing director, the Corporate Governance Committee reviews a number of factors identified in CIBC’s Director Tenure Policy, including the director’s:

•	continuing integrity and suitability;

•	capability to contribute effectively to the Board and its oversight responsibilities;

•	compliance with CIBC’s Code of Ethics for Directors;

•	attendance at regularly scheduled Board and committee meetings; and

•	length of service on the Board or age.

Meeting attendance record

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required. A director is encouraged to attend all meetings of the Board and expected to attend at least 75% of the combined total of regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings which are called on short notice. See pages 4 to 12 of the Circular for detailed information on Board and committee meeting attendance. During fiscal 2014, average attendance of all directors at regular Board and committee meetings was 98%. In addition, at CIBC’s most recent annual meeting of shareholders all of the nominees standing for election as a director attended.

Director candidates

CIBC maintains a list of potential director candidates. In addition, the Corporate Governance Committee may hire outside consultants to help identify suitable director candidates based on specifications approved by the Committee.

Former Chief Executive Officer

Under CIBC’s Director Tenure Policy, the CEO would not normally be re-elected as a director after ceasing to act as the CEO. However, the Corporate Governance Committee may recommend that he or she be elected as a director in special circumstances if in the best interests of CIBC.

6.	Director Tenure

^	Resignation triggers for a director include:
•	not receiving a majority of shareholder votes

•	a material change in the status of his or her employment

CIBC has a Director Tenure Policy to guide the Board and the Corporate Governance Committee on assessing the duration of a director’s tenure with the Board.

Term limits

A director retires on the earlier of 15 years after joining the Board or 75 years of age. See “Term of a director” above for more detail.

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances. These circumstances include, but are not limited to: no longer satisfying director qualification requirements under applicable law; a material change in the status of his or her employment; accepting a directorship with another financial institution, company or organization in which there could be a material conflict of interest between that institution, company or organization and CIBC; causing CIBC to incur an irrecoverable loss; or becoming aware that personal circumstances may have an adverse impact on the

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reputation of CIBC. The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting

A director is required to tender his or her resignation if the director receives more “withheld” votes than “for” votes (a “majority withheld vote”) at any meeting where shareholders vote on the uncontested election of directors. An “uncontested election” means an election where the number of director nominees for election equals the number of directors to be elected. The Corporate Governance Committee would be expected to recommend that the Board accept the resignation, in the absence of extenuating circumstances. The Board would decide whether or not to accept the resignation within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not take part in the decision-making process. If each member of the Corporate Governance Committee received a majority withheld vote at the same shareholder meeting, then the directors who satisfy the Board’s independence standards and did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them. If the only directors who did not receive a majority withheld vote at the same shareholder meeting constitute seven or fewer directors, all directors will participate in the determination on whether to accept the resignations. If a resignation is accepted, the Board may fill a vacancy in accordance with the Bank Act or reduce the size of the Board.

7.	Annual Performance Evaluation of the Board

^	Every year the Board conducts an evaluation of its performance and effectiveness

^	Directors participate in an annual peer review process

The Mandate of the Board of Directors requires the Board to evaluate and review the performance and effectiveness of the Board, its committees and its directors each year. The Board delegates this function to the Corporate Governance Committee. The Corporate Governance Committee retains an external advisor to assist in conducting this evaluation. Using an external advisor preserves confidentiality, encourages candid feedback and fosters objectivity in the performance evaluation process. The evaluation addresses performance and effectiveness of the Board, each Board committee, the CEO and individual directors.

The evaluation is based on confidential feedback obtained from 1) individual one-on-one interviews between each director and the Chair of the Board to discuss the director’s performance, development and obtain peer feedback; 2) a survey completed by each director; and 3) a survey completed by senior executives on the performance of committees they support. The surveys ask questions about what was done well, what could be done better and cover Board leadership, the Board’s relationship with the CEO, management succession planning, strategic planning, risk management, operational performance and Board processes and effectiveness and also solicit feedback on areas of focus for the coming year. The Chair of the Corporate Governance Committee provides director feedback to the Chair of the Board on his or her performance. In addition, the Chair of the Board uses peer feedback as a tool for reviewing individual performance and identifying opportunities for individual director development. The evaluation process helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board’s operations. The Corporate Governance Committee monitors progress against these plans.

8.	The Chief Executive Officer

^	Board reviews and approves the Mandate of the Chief Executive Officer every year

^	Find the mandate at www.cibc.com

The primary functions of the CEO are to lead the management of CIBC’s business and affairs and to lead the implementation of Board resolutions and policies. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategy, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, talent management, succession planning and effective communication with shareholders, clients, employees and regulators.

9.	The Chair of the Board

^	Board reviews and approves the Mandate of the Chair of the Board every year

^	Find the mandate at www.cibc.com

The primary functions of the Chair of the Board are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Mandate of the Chair of the Board sets out the Chair’s key accountabilities and responsibilities, which include setting Board meeting agendas, chairing Board and shareholder meetings, leading director development, providing input on the integrity and suitability of potential director candidates, leading the Board in overseeing the development of CIBC’s strategic direction, process, plan, priorities and benchmarks, providing Board feedback to the CEO and communicating with shareholders, regulators and other stakeholders.

10.	Board Committees

^	Board has four standing committees

^	For more information regarding each committee’s fiscal 2014 activities, please see the Circular

^	Each committee reports on its work to the Board after the committee’s meeting

^	Find the mandate of each committee and the Mandate of a Board Committee Chair at www.cibc.com

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, management’s discussion and analysis and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s

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internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and key management members, such as the Chief Financial Officer (CFO), the Chief Auditor, the Chief Compliance Officer (CCO) and the General Counsel. All Committee members are independent and each member is an “audit committee financial expert” under the U.S. Securities and Exchange Commission rules.

The Management Resources and Compensation Committee is responsible for assisting the Board in providing strategic oversight of CIBC’s human capital, covering organization effectiveness, leadership development, succession planning, including the depth and diversity of succession pools, talent management and the alignment of bank-wide compensation with CIBC’s strategy and risk appetite. The Management Resources and Compensation Committee reviews and approves CIBC’s compensation philosophy, methodology and governance practices, in addition to fulfilling certain duties relating to CIBC’s pension funds and overseeing the preparation of the Compensation Discussion and Analysis in CIBC’s Management Proxy Circular. The Management Resources and Compensation Committee reviews and recommends for Board approval annual incentive compensation funding, employment arrangements, performance objectives, performance evaluation, compensation, and succession plans for the CEO and other key management positions. All Committee members are independent.

The Corporate Governance Committee is responsible for assisting the Board in fulfilling its corporate governance oversight responsibilities and acting as the conduct review committee of CIBC and certain federally regulated subsidiaries under applicable law. The Corporate Governance Committee oversees CIBC’s governance framework, activity and disclosure; the composition and performance of the Board and its committees; the succession planning process for the Chair of the Board; compliance with the CIBC Code of Conduct for employees and contingent workers and the Code of Ethics for Directors; certain policies that impact reputation risk and shareholder proposals. All Committee members are independent.

The Risk Management Committee is responsible for assisting the Board in defining CIBC’s risk appetite, including at the business level, and reviewing alignment of strategic plans with risk appetite. The Risk Management Committee is also responsible for overseeing CIBC’s risk profile and performance against risk appetite, including overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks. The Risk Management Committee has specific responsibilities on credit, market, investment, operational, reputation and legal, insurance, balance sheet and liquidity risks; credit and investment delegation; and the design and effectiveness of CIBC’s independent risk management organization. The Risk Management Committee also provides input to the Management Resources and Compensation Committee on risk-related aspects of compensation decisions. All Committee members are independent.

The Board appoints a chair for each committee. The term of a committee chair is about five years. A chair has responsibility for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual work plan and providing the Board with reports of the committee’s key activities. In determining appropriate membership on committees, the Board tries to strike a balance between having members with the right experience and expertise on the committee and rotating membership to bring in new ideas and insights.

11.	Board Access to Independent Advisors and Management

^	The Management Resources and Compensation Committee has retained an independent compensation advisor that reports directly to the Committee, acts only on instructions provided or approved by the Committee Chair and does not perform work on any other CIBC mandate

^	The Audit Committee and Risk Management Committee retain a third party periodically to review the effectiveness of oversight functions such as Internal Audit, Finance, Compliance and Risk Management

To assist the Board, the Chair of the Board and the Board committees in satisfying their responsibilities and to foster their independence, the Board, the Chair of the Board and the Board committees may retain and terminate independent advisors and set and pay the compensation of those advisors without consulting or obtaining approval of management. The Board, the Chair of the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors.

12.	Director Orientation and Continuing Development

^	During fiscal 2014, director development focused on increasing director knowledge and understanding about accounting changes, strategic themes, risk management, compensation, talent management, regulatory governance and the economic environment

^	The Board’s target is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations

^	For more information regarding each committee’s director development during fiscal 2014, please see the Circular

CIBC’s Ongoing Director Development program fosters the continuous education of Board members. The program has two components: 1) New Director Orientation to assist new directors in becoming fully engaged as quickly as possible; and 2) Ongoing Director Development to assist directors in understanding new and emerging governance practices and regulatory developments relevant to the director’s specific Board or committee responsibilities. Approximately 8% of agenda time was dedicated to director development during fiscal 2014.

New director orientation

The New Director Orientation program comprises written materials and orientation events. CIBC’s Directors’ Manual reviews the Board’s policies and procedures; CIBC’s By-Law and current organizational structure; current strategic, financial and capital plans; the most recent annual and

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quarterly financial reports; and key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO, members of management and representatives from CIBC’s Compliance Department and Corporate Secretary’s Division. The chair of a Board committee arranges an orientation session for any new director who joins the committee. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for a current Board member to act as mentor to a new director.

Ongoing director development and information needs

Ongoing director development comprises a combination of external course offerings; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chair of the Board is responsible for coordinating continuous education programs at the Board level and directors are encouraged to participate in external course offerings, which are paid for by CIBC. Each Board committee chair is responsible for the continuous education of committee members.

The Corporate Governance Committee provides oversight of Board reporting requirements to ensure that management’s reports to the Board are succinct while providing sufficient information to allow directors to make informed decisions.

13.	Director Compensation

^	A director is expected to acquire CIBC common shares and/or deferred share units having a value of not less than $600,000 within five years of becoming a director

^	For more information regarding compensation paid to each director during fiscal 2014, please see the Circular

The Corporate Governance Committee reviews director compensation annually to assess alignment with shareholder interests and CIBC’s strategy; prudent decision-making and best practices; and director compensation at other Canadian financial institutions. The Corporate Governance Committee recommends changes in director compensation for Board approval when considered appropriate or necessary to reflect these objectives and recognize the workload, time commitment and responsibility of directors. The Corporate Governance Committee may retain an independent external consultant to provide data and advice to the Committee on its director compensation policy and practices.

14.	Compensation

^	Balanced scorecard approach for evaluating business and individual performance, with a focus on enhancing CIBC’s value over time, and discouraging undue risk-taking

^	CIBC’s compensation plans and governance practices align with the Financial Stability Board’s principles and standards, including:

•	Management Resources and Compensation Committee accountability for incentive compensation for all employees, not just senior officers;
•	the implications of risk-taking are evaluated throughout the compensation decision-making process;
•	higher proportion of deferred compensation for individuals with potential to create significant risk for CIBC; and
•	compensation clawback mechanism for misconduct and significant unexpected losses

^	For more information regarding executive compensation, please see the Circular

The Management Resources and Compensation Committee uses a balanced scorecard that considers financial performance, execution of CIBC’s risk appetite strategy, impact of control matters, and key client and other relevant metrics when determining incentive compensation. In addition, for those positions under its purview, the Management Resources and Compensation Committee considers individual performance against scorecard goals approved by the Committee and focused on strategy execution, when evaluating individual compensation. The Management Resources and Compensation Committee, with input from the CFO, Chief Risk Officer (CRO), Chief Administrative Officer and the Risk Management Committee, reviews and recommends for Board approval, aggregate incentive compensation funding for CIBC and the allocations to its strategic business units and key lines of business taking into consideration the sustainability of earnings and adherence to CIBC’s policy, risk management and control framework. The Management Resources and Compensation Committee also recommends for Board approval the related individual Total Direct Compensation amounts for the CEO, senior executives reporting to the CEO and other key officers, and approves compensation for any individual whose Total Direct Compensation is above a certain materiality threshold.

15.	Diversity and Inclusion

^	One of Canada’s Best Diversity Employers for past four years

^	CIBC signed the Catalyst Accord to support increasing the representation of women on Canadian FP500 boards. Under the Accord, the Board endeavours to be comprised of 25% to 30% women by 2017

^	Women on the Board and in senior management:

•	27% on the Board (based on the nominees listed in the Circular)
•	11% executive officers reporting to the CEO
•	27% officers (vice-presidents and up)

CIBC is committed to a fair and inclusive work environment where diverse ideas and perspectives are valued. Diversity is about respecting individual differences which include, but are not limited to, age, gender, ethnicity, religion, ability, and sexual orientation.

The Board recognizes the value that all aspects of diversity bring to the boardroom in gaining other perspectives and making better decisions for CIBC and its clients, shareholders and employees. The Board has a policy which outlines its approach to gender diversity. The Board strives to enhance gender diversity while seeking the best directors with the qualifications and range of skills, expertise and experience needed to fulfill its obligations. The Corporate Governance Committee establishes director selection criteria and assesses the skills, diversity, competencies and experiences of Board members each year. The Committee reviews gender diversity of the Board against publicly available information from

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financial institutions and other major corporations globally, having regard to metrics established by organizations like Catalyst. See “Board Composition – Director skill set and competency matrix tool”.

The Board’s commitment to promote and leverage gender diversity is demonstrated through a number of Board actions:

1.	Board Renewal: The Corporate Governance Committee oversees Board renewal efforts. With support from external recruitment firms, the Committee identifies the best men and women director candidates with the desired skills, expertise and experience being sought; meets each candidate to assess his or her integrity, suitability, interest and ability to devote the time to be on CIBC’s Board; and puts forward the best candidate for the Board’s consideration. See “Director Nomination Process” and “Director Tenure”.

2.	Collaboration and Leadership: The Board has a culture where the perspective of men and women is sought and valued. Two of CIBC’s four Board committees are chaired by women: the Audit Committee and the Management Resources and Compensation Committee. See page 18 of the Circular.

3.	Tone at the Top: CIBC’s CEO champions gender diversity and inclusion and is a new member of the Catalyst Canada Advisory Board, along with two other CIBC directors. In addition to his direct involvement, the CEO has also created a committee of senior executives to focus specifically on the implementation of CIBC’s gender diversity and inclusion strategy, including tracking results against measurable goals which are currently being implemented. Women on CIBC’s Board speak at employee events sponsored by the CIBC Women’s Network. Men and women directors participate with organizations and at events aimed at promoting gender diversity on boards.

See CIBC’s 2014 Corporate Responsibility Report and Public Accountability Statement for more information about CIBC’s diversity programs.

16.	Talent Management

^	Each year the Management Resources and Compensation Committee and Board review succession plans for all members of the Executive Committee, including the Chief Executive Officer

CIBC is committed to developing employees at all levels of the organization and ensuring that the diversity of our workforce reflects the markets where we do business.

The mandates of the Board and its committees outline responsibility for oversight of talent management enterprise-wide and succession planning for the CEO and other key management positions.

The Management Resources and Compensation Committee regularly reviews CIBC’s talent management strategy and has a continuous focus on integrating CIBC’s talent and business strategies. In addition to succession planning, this responsibility includes overseeing broad-based leadership development initiatives across all levels of the organization, specific development plans for high potential employees and succession candidates in key leadership roles as well as monitoring performance against key talent metrics.

Succession planning is reviewed by different committees. The Management Resources and Compensation Committee reviews the succession plans of the CEO, CFO and a number of positions identified as critical roles; the Audit Committee reviews the succession plans of the CFO, the Chief Auditor and the CCO; and the Risk Management Committee reviews the succession plan of the CRO.

The CEO reviews emergency and long-term succession candidates for key management positions with the Board and the Management Resources and Compensation Committee at least once a year.

17.	CIBC Code of Conduct and Code of Ethics for Directors

^	Every year employees certify they are familiar with the Code of Conduct and adhere to it

^	Directors make the same certification on the Code of Ethics for Directors

^	Board reviews and approves each code every year

^	Find the CIBC Code of Conduct for employees and contingent workers and Code of Ethics for Directors at www.cibc.com and www.sedar.com

CIBC is committed to the highest standards of ethical and professional conduct. The CIBC Code of Conduct applies to contingent workers and employees working either full-time or part-time for CIBC or its wholly-owned subsidiaries. The Code of Ethics for Directors applies to all members of the Board. These codes establish the standards that govern the way employees and directors deal with each other, CIBC’s shareholders, clients, suppliers, competitors and communities. The codes address general conduct, conflicts of interest, information management, protection of CIBC’s assets and internal and regulatory investigations. When a new director or employee joins CIBC, he or she is required to review the code applicable to him or her and acknowledge in writing that he or she has reviewed it and agrees to abide by its terms. All directors and employees are required to review and attest to compliance with the applicable code annually.

Any changes to the codes are considered by the Board for approval. A waiver of the CIBC Code of Conduct for certain executive officers or the Code of Ethics for Directors may be granted only by the Board or the Audit Committee and must be promptly disclosed to CIBC’s shareholders.

18.	Corporate Responsibility

^	Find the CIBC 2014 Corporate Responsibility Report and Public Accountability Statement at www.cibc.com

The Corporate Governance Committee and the Risk Management Committee have oversight accountabilities related to CIBC’s corporate responsibility and reputation. The Corporate Governance Committee reviews CIBC’s policies and procedures relating to CIBC’s reputation and efforts to conduct its business in an ethical and socially responsible manner. This review includes CIBC’s Code of Conduct for employees and contingent workers, Code of Ethics for Directors, client complaint processes, privacy matters and the Board’s stakeholder communication framework. The Risk Management Committee reviews and approves CIBC’s policies and procedures on the effective identification and control of a variety of risks. This review includes CIBC’s environmental policy and reputation risk policy relating to transactions.

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19.	Stakeholder Engagement

^	Feedback from stakeholders provides valuable input to the Board for enhancing CIBC’s governance practices

The Board believes it is important to understand the broad range of stakeholder perspectives. The Board engages with CIBC’s stakeholders through a variety of mechanisms, some of which are described below.

Disclosing material information to the market – The Board has approved a disclosure policy which reflects CIBC’s commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. Each year, the Corporate Governance Committee reviews how management administers the policy. The Board reviews and approves changes to the policy.

CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim or annual financial reports to shareholders and related earnings release, as well as controls around CIBC’s disclosure and financial reporting.

Communication strategy – The Board reviews CIBC’s overall communication strategy each year to assess progress in furthering CIBC’s relationship with employees, clients, investors, the community and government. The Board has also developed a framework for Board communication with stakeholders. Under that framework, the Chair of the Board and senior officers meet regularly with shareholders, shareholder advocacy groups and other investment community stakeholders on a variety of governance topics, including risk governance, strategic oversight, talent management, executive compensation and emerging governance practices.

Confidential Ethics Hotline – The Audit Committee monitors CIBC’s whistleblowing program, which allows employees to raise concerns about accounting, internal controls or auditing matters at CIBC. While there are different ways to raise these concerns, CIBC’s Ethics Hotline allows employees to do so anonymously and confidentially. Employees may also report concerns about fraud, integrity issues, ethics concerns, or violations of CIBC’s Code of Conduct through the Ethics Hotline.

Annual Meeting – CIBC’s annual meeting of shareholders is held at different locations across Canada so that directors and management may meet shareholders and clients directly. The meeting is conducted as a live webcast, enabling all shareholders to participate.

‘Say on Pay’ – Shareholders have the opportunity to vote for or against CIBC’s approach to executive compensation described in CIBC’s Management Proxy Circular. Although the vote is not binding on the Board, the Management Resources and Compensation Committee considers the outcome of this vote as part of its ongoing review of executive compensation.

Hearing from shareholders – CIBC’s Investor Relations website at www.cibc.com provides all stakeholders with helpful information, such as quarterly facts sheets on CIBC’s financial performance, valuation metrics and achievements. CIBC’s Investor Relations department welcomes dialogue with investors and potential investors, responding to queries in a timely manner. In addition, the Board welcomes shareholder feedback and shareholders may contact the Board, a Board committee, the Chair of the Board or a director as set out below.

Contacting CIBC’s Board of Directors

You may contact the Board, a Board committee, the Chair of the Board or any director by email to corporate.secretary@cibc.com or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Requesting paper copies

Our Statement refers to material available on CIBC’s website. Shareholders may request printed copies of any of these materials by email to corporate.secretary@cibc.com or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

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Other Information

Indebtedness of Directors and Executive Officers

As at February 26, 2015, the date of this Circular, there was no outstanding indebtedness to CIBC (or its subsidiaries) incurred by directors, director nominees, and executive officers of CIBC (or its subsidiaries) and their associates, other than routine indebtedness(1) as defined under Canadian securities law. Loans to CIBC directors and executive officers are made on market terms or terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002.

The following table shows the aggregate indebtedness to CIBC or its subsidiaries incurred by current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount excludes routine indebtedness as defined by Canadian securities law.

Aggregate Indebtedness
Purpose	To CIBC or its Subsidiaries at January 31, 2015 ($)	To Another Entity
Securities Purchase	—	—
Other(2)	241,448,485	—

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)	Certain loans were made in U.S. dollars. These amounts have been converted to Canadian dollars based on the Bank of Canada’s January 2015 month-end spot rate of US$1.00 = C$1.2732.

Directors and Officers Liability Insurance

Effective November 1, 2014, CIBC purchased at its expense a Directors and Officers Liability Insurance Policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2015. There is no deductible. The annual premium for this policy is approximately $1.7 million.

Indemnification

Under the Bank Act and CIBC’s By-Law, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity; provided (1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

During the fiscal year ended October 31, 2014, CIBC paid approximately $270,000 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, former President and Chief Executive Officer; Thomas D. Woods, former Senior Executive Vice-President and Vice-Chairman; Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer; and Brian G. Shaw, former Senior Executive Vice-President and Chief Executive Officer of CIBC World Markets Inc., in connection with the defence of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, et al, commenced in the Ontario Superior Court of Justice.

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Other Information

Availability of Information

Financial information relating to CIBC is provided in our consolidated financial statements and MD&A for fiscal 2014. Additional information is available at www.cibc.com and www.sedar.com. A copy of this Circular, the Annual Information Form, the Annual Report, CIBC’s consolidated annual financial statements and MD&A, and any subsequent interim financial statements and MD&A, may be obtained by shareholders, at no charge, by sending a request to the Corporate Secretary by email to corporate.secretary@cibc.com or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Minutes of Meeting and Voting Results

Following the meeting, the report on voting results and the minutes of the meeting will be posted to CIBC’s website at www.cibc.com. Voting results will also be filed on SEDAR at www.sedar.com.

Contacting CIBC’s Board of Directors

You may contact the Board, a Board committee, the Chair of the Board or any director by email to corporate.secretary@cibc.com or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Directors’ approval

The Board has approved the contents and sending of this Circular to shareholders.

Michelle Caturay Vice-President, Corporate Secretary and Associate General Counsel

February 26, 2015

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SCHEDULE A

Shareholder Proposals

The Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC) filed a proposal requesting that the Bank disclose at its next annual meeting the policy it intends to adopt to avoid being again prosecuted for business and rate practices that are abusive in the credit card market. MÉDAC withdrew its proposal after CIBC explained that:

(a)	CIBC has business policies, processes and practices in place to comply with laws and regulations in the jurisdictions where it conducts business, including processes to comply with the Code of Conduct for the Credit and Debit Card Industry in Canada and manage the credit card business within CIBC’s Enterprise Risk Management framework and the Global Reputation and Legal Risk Policy;

(b)	There was no finding that CIBC’s credit card practices are abusive in the claim MÉDAC referenced and CIBC adheres to the court’s ruling.

MÉDAC filed a proposal requesting that the Bank reassure shareholders in an official document as to its ability to comply with the requirements of Basel III over the coming years. MÉDAC withdrew its proposal after CIBC explained that CIBC’s 2014 Annual Report disclosed that CIBC expected to be in compliance with the requirement for all Canadian banks to meet the 100% minimum liquidity coverage ratio as of January 2015, and that CIBC would make disclosures on its liquidity coverage ratio commencing in its report to shareholders for the second quarter 2015, which is the timing prescribed by our regulator for all major Canadian banks.

MÉDAC also withdrew a proposal that the board of directors include, as soon as possible, a number of directors with expertise in corporate responsibility and the environment after CIBC explained that this disclosure would be in its Circular.

Three proposals were submitted to CIBC by the Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca, for consideration at the 2015 Annual Meeting of Shareholders. The proposals are presented in unedited form in accordance with the Bank Act (Canada).

PROPOSAL NO. 1

Compensation Report

It is proposed that the Bank adopt a policy on its executive compensation providing for the annual use of the equity ratio as the basis for setting compensation in order to assure shareholders that its strategy with respect to executive compensation is fair and reasonable.

MÉDAC has provided the following statement in support of their proposal:

Our analysis of proxy circulars lead to the conclusion that setting executive compensation greatly depends on horizontal comparisons with peers at companies that are said to be similar. Such a method leads to a continual rise in compensation, as it results in an increase each time a company grants compensation above the median for its group. Several observers in the area of sound governance have blown the whistle on the almost exclusive use of this method. It creates a widening gap between the most senior executive compensation and the average employee compensation, creating both inequity within the company and dysfunction within the economy, fewer workers having sufficient purchasing power to acquire what the economy is capable of producing, a factor which may explain the recent financial crisis.

As Yvan Allaire wrote:

‘In the past, compensation systems were designed in the spirit of internal equity, not as a function of a supposed ‘talent’ market. We must again adopt ways of compensating that help stimulate and protect solidarity, mutual trust and a feeling of equity within the company and around it, to give members of the organization the sense of being ‘in the same boat’ and for them to share a long-term vision for the company. 1’

The six major Canadian banks, aware of the concerns raised by this method, last year asked compensation firm Meridian to review the issue and come up with recommendations. While defending horizontal benchmarks, the firm suggested:

‘While vertical benchmarking is unlikely to be sufficient as a primary basis for setting executive compensation, it can provide important context for a Committee, particularly in assessing trends in pay disparity. 2’

Considering the advantages of comparing the executive compensation with that of other CIBC employees, we propose that the Bank’s policy provide for systematic use of the equity ratio, which is the relationship between the total compensation for the CEO and the median income of the Bank’s salaried employees.

[1]	http://www.lesaffaires.com/blogues/yvan-allaire/le-noeud-gordien-de-la-remuneration-des-dirigeants/544879
[2]	http://www.td/com/document/PDF/corporateresponsibility/Canadian-Banks-Horizontal-Benchmarking.pdf

1	CIBC SHAREHOLDER PROPOSALS

Shareholder Proposals

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to providing executives and all employees compensation that is aligned with business and individual performance, and competitive with market practice.

The Management Resources and Compensation Committee (MRCC) of the Board is accountable for the strategic oversight of compensation. The MRCC ensures compensation decisions align with performance, risk and shareholder return, while enabling CIBC to attract and retain talent.

CIBC recognizes that both horizontal and vertical pay benchmarking, when used properly, can provide relevant context and are important inputs to setting executive pay and assisting in decision-making. The MRCC ensures appropriate safeguards are in place for our horizontal benchmarking process, including an appropriate peer group, pay targets that are not above the market median for roles of similar scope and complexity, and effective corporate governance processes. The MRCC also reviews vertical pay ratios before making recommendations to the Board for compensation awards for the Chief Executive Officer and his direct reports.

The Board also believes it is important for shareholders to fully understand what CIBC pays its executives and why. CIBC’s executive compensation disclosure gives shareholders clear and comprehensive information that, combined with continuing dialogue, enables shareholders to make an informed decision in voting on CIBC’s advisory resolution on executive compensation.

In summary, CIBC will continue to ensure that compensation is aligned with business and individual performance and competitive with market practice, and will provide shareholders with the information necessary to evaluate executive compensation.

PROPOSAL NO. 2

Share purchase options

It is proposed that over a five-year period the board of directors abolish share purchase options as a means of compensation and replace them with a compensation formula based on the institution’s long-term performance.

MÉDAC has provided the following statement in support of their proposal:

To begin, let us mention that in the mid-20th century, academic literature dealt with executive compensation mainly in the form of salary and viewed incentive compensation with a great deal of caution.

‘In mid-twentieth-century business articles and textbooks, one finds references to executive “salaries”; mention of incentives (in cash, stock, or options) is an exception. As a management professor stated in 1951, “It is usually unwise to have a large proportion of executive pay consist of incentives.” 3’

Variable compensation developed from the 1980s onwards and share purchase options or other stock-based compensation accounted for an increasingly large share of the tools used to set executive compensation. In the context of a stock market that is generally on the rise, this formula surely contributed to the unending increase in compensation. Furthermore, as professor Yvan Allaire described in his document Pay for value: Cutting the Gordian knot of executive compensation:

‘[Stock purchase options] tend to reward ‘luck’ as much as performance; a booming stock market lifts all boats; unless the exercise price of stock options is indexed to some stock market index (a rare practice that raises some thorny issues), ‘lucky’ executives who happen to live through one of these recurring phases of stock market exuberance will become very rich; those who happen to spend a good deal of their career when stock markets are in doldrums will not be so lucky. 4’

Finally, we may wonder about the necessity of such a level of variable compensation that favours excessive risk-taking and which was proposed by many as one of the factors to the last financial crisis:

‘Risk-taking incentives provided by incentive compensation arrangements in the financial services industry were a contributing factor to the financial crisis that began in 2007. 5’

Given that these are, as Placements NEI writes so well, ‘complex, likely to be manipulated and have the effect of excessively rewarding executives according to a single and debatable performance indicator6’, we propose that share purchase options be phased out.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to a pay for performance philosophy where compensation is used to attract and retain talented leaders and motivate them to create sustainable shareholder value without encouraging undue risk-taking.

[3]	LORSCH, J. and R. KHURANA. 2010. The Pay Problem. May-June 2010 Harvard Magazine. http://harvardmagazine.com/2010/05/the-pay-problem
[4]	ALLAIRE, Y. Pay for value: Cutting the Gordian knot of executive compensation, IGOPP, p.40
[5]	Board of Governors of the Federal Reserve System. Incentive Compensation Practices: A report on the Horizontal Review of Practices at Large Banking Institutions. October 2011 p.1 http://www.federalreserve.gov/publications/other-reports/files/incentive-compensation-practices-report-201110.pdf
[6]	Crisis? What crisis? – Executive compensation in the 21st century. Placements NEI https://www.placementsnei.com/sites/fr-CA/Documents/Research/Exec_Comp_French_Final.pdf

CIBC SHAREHOLDER PROPOSALS	2

Shareholder Proposals

Our Board and management continue to believe that stock options, when included with other deferred and performance-based equity compensation, serve an important purpose. Options represent one of the only compensation vehicles that allow a term of more than three years (ten years in our case) and enable CIBC to ensure that compensation payouts are aligned with the time horizon of risks, in alignment with Financial Stability Board principles.

Our use of options is minimal, a maximum of 20% of deferred incentive compensation and less than 11% of total direct compensation. Our dilution and burn rates, as described on page 50 of the Compensation Discussion and Analysis, are also well below best practice benchmarks.

In summary, the Board and management will continue to maintain options as a small component of compensation and ensure that the structure of CIBC’s compensation program provides a strong link to CIBC performance, considers a range of financial measures and does not encourage undue risk taking.

PROPOSAL NO. 3

Executive pension plans

It is proposed that the pension plan for new executives of the Bank be the same as for all employees and be calculated only on the basis of salary.

MÉDAC has provided the following statement in support of their proposal:

The proxy circular states that the plans offered to executives of the Bank are defined benefit plans. Pension benefits are determined as follows: 2% of average end-of-career earnings including annual bonuses. Few Canadians enjoy a compensation as generous as that of the executives of your institution and few enjoy such a generous pension plan. One might think that the non-executive employees of the Bank do not enjoy the same benefits.

The current approach to compensation means that executives enjoy a compensation that is difficult to justify before or after their retirement. For several years, we have condemned the use of stock options, which tend to reward ‘luck’ as much as performance and which encourage excessive risk-taking. Unfortunately, this calculation formula that includes annual bonuses, leads to increased inequality between executives and employees. As the popular expression has it, you can’t have your cake and eat it too.

In the interest of fairness, it is proposed that the Bank file a policy regarding its executive pension plan such that over a five-year period the situation is corrected and all employees are subject to the same pension plan.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to contributing to the financial security of our employees after retirement. In Canada, employees at all levels, including executives, participate in CIBC’s defined benefit pension plan. This pension benefit is based on years of CIBC service and average “end-of-career” pensionable earnings, capped by Income Tax Act limitations.

Consistent with our peers, a small group of select senior executives are eligible to receive a supplemental pension benefit, based on pensionable earnings and capped at prudent amounts. This means that CIBC and supplemental pension benefits are limited and do not automatically escalate with increases in compensation.

CIBC will continue to review the competitiveness and internal equity of these benefits in aggregate and relative to the overall value and benefits delivered to employees.

3	CIBC SHAREHOLDER PROPOSALS

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